FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Orig

06037901

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED MAY 25 2006 WASH, D.C. 213 SECTION

May 23, 2006

RINKER GROUP LIMITED

ABN 53 003 433 118
(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted solely to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This report on Form 6-K contains the Rinker Concise Annual Report 2006 & Rinker Full Financial Report 2006 released to the Australian Stock Exchange on May 23, 2006

Exhibit 1:	**May 23**	Rinker Concise Annual Report 2006
Exhibit 2:	**May 23**	Rinker Full Financial Report 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by: /s/ Luke Keighery

Name: Luke Keighery

Title: Manager Investor Services

Date: May 23, 2006

RINKER™

CONCISE ANNUAL REPORT 2006

strong, consistent growth


Rinker
Rinker

Rinker Group Limited
Form 6-K in paper
May 23, 2006
Exhibit 1:
Rinker Concise Annual Report 2006

Overview

Rinker Group Limited (Rinker) is one of the world's top 10 international construction materials companies. Rinker has operations in the US and Australia supplying aggregate, cement, concrete, concrete block, asphalt, concrete pipe and other construction materials to over 34,000 valued customers.

Around 85 per cent of group earnings come from Rinker's US subsidiary, Rinker Materials Corporation (Rinker Materials), which is number one or two in almost all of its markets, with strong regional positions – especially in Florida and Arizona. Rinker Materials has a proven record of growth via successful acquisitions and by continually improving the base business.

Rinker's Australian subsidiary, Rinker Australia Pty Limited – known as Readymix (Readymix) – is one of the top three Australian construction materials groups, with operations in every state and major city.

Rinker companies employ around 14,000 people. The group was established following the demerger of the construction materials businesses of CSR Limited in March 2003. Rinker is listed on the Australian Stock Exchange and on the New York Stock Exchange. Sales revenue is over US$5.1 billion and market capitalisation is around US$14 billion.

Mission

Our mission is to be the most respected global construction materials group, delivering shareholder value through continuous improvement of the base business and value-adding growth. We will:

- Place safety above all else in pursuit of our objectives.
- Aim to be number one or number two in every market we serve.
- Maximise the profitability of our existing assets.
- Grow organically and through value-adding acquisitions.
- Strive to be the lowest cost operator in our markets.
- Set challenging "stretch" targets, reward success and hold people accountable for unacceptable performance.
- Eliminate unnecessary and bureaucratic processes.
- Benchmark and improve our performance to deliver growth in revenue, EBITDA (earnings before interest, tax, depreciation and amortisation), shareholder value and total shareholder returns in the top quartile of our industry peers.

We will conduct business in a highly ethical manner, protecting the environment and respecting our community. We will provide value to our customers, and safe and rewarding careers for our people.

Around 85% of group earnings come from Rinker Materials, with its strong regional positions – especially in Florida and Arizona





Nv
NEVADA

Nevada is ranked 1st in employment growth and 1st in population growth.
Source: Global Insight.

Nevada represents 4 per cent of Rinker's revenue.



Ed Sullivan, Chief Economist, Portland Cement Association

The United States construction market is expected to achieve an average of 1.7 per cent annual growth during the next two years. While these percentage gains are modest, they are based from record 2005 activity levels. The composition of construction activity is expected to gradually shift away from residential and toward non-residential and public construction. No pause in construction activity is anticipated as the residential sector winds down under the weight of higher mortgage rates. The gains in non-residential and public construction are expected to more than offset modest declines in residential.

Az
ARIZONA

Arizona is ranked number 1 in creating new businesses and adding employees to existing businesses.
Source: National Research Policy Council.

Arizona represents 13 per cent of Rinker's revenue.

89%

Anticipated population growth in Rinker Materials' key US markets from 2000 to 2030

(US population as a whole is expected to grow by 29 per cent during the same period).

Source: US Census Bureau. Interim State Population Projections, 2005.

Heather Jones, Construction Economist, FMI Corporation

The five fastest growing states between 2000 and 2030 will be: Nevada (114 per cent), Arizona (109 per cent), Florida (80 per cent), Texas (60 per cent), and Utah (56 per cent). Furthermore, continued extraordinary growth is expected in several metropolitan areas within these states. Over the past 25 years, Las Vegas has increased in population by 250 per cent. Employment will follow population growth. These states will have the highest number of people and jobs and therefore, the highest levels of construction activity.




Key
Asphalt
Block plant
Cement mill
Cement terminal
Concrete plant
Concrete pipe
Quarries/sand and gravel
Distribution
Sandmine

FL

FLORIDA

Florida is currently the fourth largest economy in the US. If it were a country, it would be the 15th largest national economy in the world.

Source: Enterprise Florida.

Florida represents 44 per cent of Rinker's revenue.

Rinker holds leading positions in the three fastest growing states in the US – Florida, Arizona and Nevada.

High population and employment growth, relatively cheap housing, low taxes and favourable climates mean construction activity growth is well above the US average. Construction activity in those three states has increased, in real terms, by an average of around 8.5 per cent compound over the past 5 years – almost double that of the US in total.

Contents

This concise annual report contains a number of forward-looking statements. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker's strategies and plans regarding acquisitions, dispositions and business development; Rinker's ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs, healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

Performance highlights

strong, consistent growth

Millions of dollars unless stated Year end 31 March	US$ **2006**	US$ 2005	US$ 2004*
Operating results			
Trading revenue	**5,108**	4,310	3,704
Earnings before interest and tax (EBIT)	**1,145.6**	775.1	551.1
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**1,354.5**	970.1	728.8
Net profit attributable to members	**740.2**	493.2	350.2
Shares			
Diluted earnings per share [US$ cents]	**80.2**	52.3	37.1
Dividends declared [A$ cents]	**38**	21	14
EBIT/trading revenue [%]	**22.4**	18.0	14.9
EBITDA/trading revenue [%]	**26.5**	22.5	19.7
Cash flows			
Net cash from operating activities	**942.4**	678.8	660.6
Purchases of property, plant and equipment	**383.7**	281.1	224.4
Financial position			
Net Debt to EBITDA [times]	**0.27**	0.29	0.83
EBIT interest cover [times]	**77.5**	32.5	13.5
Net debt to equity [%]	**13.5**	11.0	25.8
Net debt to net debt plus equity [%]	**11.9**	9.9	20.5
Key measures			
Return on funds employed [%]	**37.6**	27.3	18.7
Employees [number]	**14,358**	13,279	13,772
Safety: total recordable injury frequency rate (TRFR)	**2.9**	3.4	3.3

* *Australian equivalents to International Financial Reporting Standards (A-IFRS) was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional adjustments relate to the demerger from CSR.*

Investment in Rinker shares vs global building and construction materials indices



US$
5,000
4,000
3,000
2,000
1,000
US$4,772
US$2,866
US$2,702
US$2,544
Mar 03
Jul 03
Nov 03
Mar 04
Jul 04
Nov 04
Mar 05
Jul 05
Nov 05
Mar 06

- *Rinker US$ share price*
- S&P 500 Construction Materials index
- MSCI World Construction Materials USD index
- BE500 Building Materials (Europe) USD index

Source: Bloomberg.

Since demerger, Rinker's share price in US dollars has outperformed the major construction materials indices around the world.

US$1,000 invested in Rinker shares on 31 March 2003 was worth US$4,772 (excluding dividends) on 31 March 2006.

The values of initial US$1,000 investments in various international indices are shown.

Earnings before interest, tax, depreciation and amortisation (EBITDA) per employee



US$'000
100
80
60
40
20
01 02 03 04 05 06

Year end 31 March

EBITDA/trading revenue margin is 26.5% in '06



%
30
20
10
01 02 03 04 05 06

Year end 31 March

34%

EPS has risen an average of 34 per cent pa compound over the past six years

47

Rinker has completed 47 acquisitions since 1998 at a cost of US$1.9 billion. The success of our larger acquisitions like Florida Crushed Stone and Kiewit has added significant growth and shareholder value – opening up major new geographies, like North Florida and Arizona

Investment in Rinker shares vs global peers



US$
5,000
4,000
3,000
2,000
1,000
US$4,772
US$3,876
US$3,737
US$2,866
US$2,297
Mar 03
Jul 03
Nov 03
Mar 04
Jul 04
Nov 04
Mar 05
Jul 05
Nov 05
Mar 06

- Rinker US$
- Florida Rock
- Martin Marietta
- Vulcan Materials
- Boral US$

US$1,000 invested in Rinker shares on 31 March 2003 was worth US$4,772 (excluding dividends) on 31 March 2006. The values of initial US$1,000 investments in various peers are shown.
Source: Bloomberg.

Operational improvement saved costs of US$52 million



Year end 31 March
- Rinker Materials
- Readymix

Australian construction activity



A$bn
Starts '000
100
180
50
90
02
03
04
05
06

Year end 31 March
- Residential
- Non-residential
- Non-building
- Housing starts

Source: BIS Shrapnel. Constant 2003/04 $.

US construction activity



US$bn
Starts '000
600
2,400
300
1,200
02
03
04
05
06

Year end 31 March
- Residential
- Non-residential
- Non-building
- Housing starts

Source: Dodge. Put-in-place. Constant 1992 $.

Net profit up 50% in '06 – growing at 33% pa over past six years



US$m
800
600
400
200
CAGR 33%
01
02
03
04
05
06

Year end 31 March

Diluted earnings per share (EPS) up 53% in '06 – growing at 34% pa over past six years



US cents
80
60
40
20
CAGR 34%
01
02
03
04
05
06

Year end 31 March

Earnings before interest and tax (EBIT) up 48% in '06 – growing at 28% pa over past six years



US$m
1,200
1,000
800
600
400
200
CAGR 28%
01
02
03
04
05
06

Year end 31 March

Dividend for full year up 81% – growing at 43% pa over past four years



A cents
40
30
20
10
CAGR 43%
03
04
05
06

Year end 31 March
Based on dividends declared.
The value of the interim dividend YEM03 is sourced from the CSR demerger booklet.

Return on funds employed (ROFE) is at 37.6% in '06



%
40
30
20
10
01
02
03
04
05
06

Year end 31 March

CAGR = compound annual growth rate

Data for the year ended 31 March 2004 and prior years is pro forma.



John Morschel Chairman

Chairman's review

We are very pleased to report another strong performance for the year, with net profit after tax increasing 50 per cent to US$740 million.

Earnings per ordinary share (EPS) rose 53 per cent to 80 US cents. For the holders of our American Depositary Receipts (ADRs), each of which represents five ordinary shares, the total return was US$4.01, also up 53 per cent.

EPS has now risen an average of 34 per cent compound over the past six years.*

Return on equity was up strongly again to 27.6 per cent, from 19.4 per cent a year earlier.

There were two one-off gains that enhanced net profit after tax (PAT) by US$35 million. These were the sale of our half share in the Australian asphalt joint venture, Emoleum, and the sale of a depleted quarry in Las Vegas, Nevada. Without these gains, PAT would have been up 43 per cent and EPS up 46 per cent.

Over the 12 months to 31 March 2006, the total return to Rinker shareholders (TSR) – which includes the increase in the share price over the year plus dividends reinvested – was 87 per cent in Australian currency and 71 per cent in US currency.

This compared with an average return of 30 per cent for the S&P/ASX 200 – the top 200 stocks in Australia – and 11 per cent for the S&P 500 – the top 500 stocks in the US.

Rinker's performance ranked second among the Top 50 Australian listed companies for the year ending 31 March 2006 – after ranking third in the previous year. If we were included in the US S&P 500, Rinker's performance would have ranked 24th. (Source: Bloomberg)

In the three years since Rinker became a separately-listed company, to the end of March 2006, TSR was 329 per cent in Australian dollars and 408 per cent in US dollars. Our share price moved from A$4.93 to A$19.85 over that time.

Dividends

The board increased dividends again this year. The final dividend, to be paid in July 2006, will be 24 cents Australian per ordinary share, up 71 per cent. The total dividend paid for the year will be 38 cents Australian per ordinary share, up 81 per cent on the previous year.

For our ADR holders, the final dividend is A$1.20 while total dividends for the year are A$1.90.

Both the interim and final dividend were declared 60 per cent franked and paid from Rinker's conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.

Capital return and special dividend

The board also proposed a capital return of 50 cents Australian per ordinary share (A$2.50 per ADR) and announced an unfranked special dividend of 40 cents Australian per ordinary share (A$2.00 per ADR).

The Australian Tax Office (ATO) indicated in discussions that the maximum capital return it would consider was 50 cents. As a result, we also announced the special dividend. Combined, these two payments total A$819 million (around US$614 million).

The capital return is subject to receiving a favourable class ruling from the ATO and to approval from shareholders at our annual general meeting on 18 July. If approved, the return is payable on 17 August, with a record date of 25 July. The special dividend is payable with the ordinary dividend.

These two additional payments were prompted by the strong growth in cash flows and our low debt. We are pleased to make them. However, our preference is to generate value-adding growth for shareholders – through acquisitions, greenfields investment and by improving the base business.

Investment in growth continues

Since 1998 we have invested over US$1.9 billion in 47 acquisitions, and around US$850 million in organic development. Together with

Rinker return on equity (ROE) vs global peers



Rinker 27.6%
Cemex 23.1%
Florida Rock 23.0%
Vulcan Materials 18.8%
CRH 17.9%
Martin Marietta 16.6%
Holcim 15.4%
Hanson 15.3%
Boral 13.6%
Lafarge Group 12.5%
Lafarge Nth America 8.5%

Source: Bloomberg and company accounts.
Based on 12 months to Dec 05, except Florida Rock (Sept 05) and Rinker (Mar 06).

Rinker total shareholder return (TSR) over 3 years since demerger vs global peers



Rinker 407.7%
Rinker A$ 328.6%
Cemex 320.4%
Martin Marietta 306.0%
Florida Rock 297.9%
Vulcan Materials 205.5%
Lafarge Nth America 205.3%
Hanson 204.6%
Boral 163.9%
Holcim 161.7%
CRH 156.7%
Lafarge Group 137.8%

Source: Bloomberg.
Total shareholder returns (TSR) are in US dollars unless shown otherwise.

Investment in Rinker shares vs Australian indices



A$
4,000
3,000
2,000
1,000
A$4,026
A$2,603
A$1,778
Mar 03
Jul 03
Nov 03
Mar 04
Jul 04
Nov 04
Mar 05
Jul 05
Nov 05
Mar 06

- Rinker share price
- S&P/ASX 200 index
- S&P/ASX 200 Materials index

Source: Bloomberg.
Since demerger, Rinker's share price has outperformed Australian equity indices. A$1,000 invested in Rinker shares on 31 March 2003 was worth A$4,026 on 31 March 2006. The values of initial A$1,000 investments in various Australian indices are shown.

* A-IFRS was adopted as of 1 April, 2004. Results prior to 1 April, 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional adjustments relate to the demerger from CSR.

improvements in the underlying business, this investment has helped deliver compound annual growth of 33 per cent in net profit and 16 per cent in trading revenue over the past six years.*

We continue to invest in organic development and small acquisitions which "bolt-on" to our existing operations, mainly in the US. We are also investing in some large capital projects, including a new cement mill in Florida. However, large acquisitions that make sense for shareholders have been scarce in recent years. We have looked at many opportunities, but few have met our value criteria – although we remain confident that such opportunities will eventuate and we continue to evaluate numerous options.

In the meantime our cash flows continue to grow. Last year the group generated US$679 million in free cash flow, up 63 per cent.

Our net debt at year end was US$361 million, and our balance sheet was very strong with gearing or leverage (net debt/net debt plus equity) of 11.9 per cent. Interest cover – that is, how many times our earnings before interest and tax (EBIT) could pay our total interest bill for the year – was 77.5 times.

So while we wait for larger acquisition opportunities to emerge, Rinker has ample flexibility to fund other growth options and capital management initiatives, such as the capital return and special dividend.

The balance sheet will remain strong after the two payments, with gearing at 25 to 30 per cent.

Board

The board has worked productively and harmoniously during the year, and I would like to thank my fellow directors for their efforts and dedication.

We continue to refine and improve our board charters and policies on corporate governance and other important issues.

In 2004, Rinker voluntarily published a Remuneration Report – two years ahead of when they became mandatory.

We received compliments and criticisms on last year's report and have taken these into account in adjusting part of our senior executive remuneration policy. Since most of our senior executives are based in the US, their remuneration has to be competitive in that market. However, parts of the remuneration package offered by Rinker differed from Australian standards, so this year we amended some aspects in an attempt to satisfy both markets (see pages 37-47 for details).

I would also like to thank David Clarke and all of our Rinker people for their outstanding hard work during the year. They have performed extremely well, many under challenging circumstances. Thanks also to our valued customers who give us the opportunity each day, in highly competitive markets, to serve them.

Thank you too for your support as shareholders.

John Morschel chairman



David Clarke Chief Executive

Chief Executive's review

On 31 March 2006 we celebrated our third anniversary as a separately-listed company. It marked another year of enormous effort by our people to further establish Rinker as one of the best performing companies in our industry.

Rinker Materials' sales 14% compound growth over nine years


US$m
4,000
3,000
2,000
1,000
98 99 00 01 02 03 04 05 06

Year end 31 March

Rinker Materials' EBITDA 24% compound growth over nine years


US$m
1,200
800
400
98 99 00 01 02 03 04 05 06

Year end 31 March

Data for the year ended 31 March 2004 and prior years is pro forma.

We are doing several things to further improve our reputation and credentials:

- We have performed well and our growth strategy has delivered value for shareholders.
- That performance compares favourably with our global peers.
- We work hard to look after our environment, to be well-regarded in our communities and to instil a strong ethical culture within our businesses.
- We have significantly improved our safety record, heightened the focus on training and development, and strived to build effective incentive programs – demonstrating a strong commitment to help Rinker people achieve their best.

A strong performance

Rinker's performance last year was very satisfactory. Trading revenue increased 19 per cent to US$5,108 million, while net profit – excluding one-off gains – rose 43 per cent to US$705 million.

An important measure is return on funds employed (ROFE), up strongly to 37.6 per cent, from 27.3 per cent. This reflects the emphasis we place on driving returns from every dollar invested in the business.

ROFE increased in every segment.

The group result was due to three key factors:

- Another strong performance from the base business, particularly in Florida and Arizona.
- We continued to expand, with new plants, and small "bolt-on" acquisitions.
- We worked hard to overcome sharp increases in input costs with efficiency and productivity gains.

Rinker vs US peers EPS compound growth over past five years


%
40
30
20
10
Vulcan
Martin Marietta
Florida Rock
Rinker

Source: Bloomberg and company accounts. Percentages represent CAGR over past five fiscal year-ends. (Rinker YEM06; Florida Rock YES05, and Vulcan and Martin Marietta YED05).

Rinker vs US peers revenue compound growth over past five years


%
20
15
10
5
Vulcan
Martin Marietta
Florida Rock
Rinker

Source: Bloomberg and company accounts. Percentages represent CAGR over past five fiscal year-ends. (Rinker YEM06; Florida Rock YES05, and Vulcan and Martin Marietta YED05).

The charts (to the right) also show Rinker's EPS and sales growth compared to our closest peers – the US heavy building materials companies Florida Rock, Vulcan and Martin Marietta. Rinker data for the year ended 31 March 2004 and prior years is pro forma.

A value-adding growth strategy

Rinker holds the number one market position in each of the three fastest growing states in the US: Florida, Arizona and Nevada.

Construction activity correlates directly with population growth, and annual construction activity in Florida, Arizona and Nevada has increased, in real terms, an average of eight per cent, nine per cent and nine per cent compound respectively, over the past 15 years – approximately double that of the total US.

In Australia, population growth rate is almost as high as the US and construction activity has been growing at 5.4 per cent a year compound for the past 10 years.

The improvement in the base business was due to both volume and price gains. In the US, aggregates volumes rose four per cent, cement was up almost 10 per cent, while concrete and block volumes also increased strongly. All products recorded double digit price increases. In Australia, concrete prices increased four per cent and aggregates six per cent. Volumes were a little higher.

We invested US$347 million in acquisitions and organic growth, including 11 new plants. These include six concrete plants in Florida, Arizona and Nevada, three block plants in Florida, one in Nevada and one new concrete plant in Australia. The board also approved a 1.1 million ton (1.0 million tonnes) cement plant in Brooksville, Florida, scheduled for completion in 2008 at a cost of around US$220 million.

Acquisitions included Keys Concrete in Florida, Carder Concrete Pipe in Colorado and Wyoming, Infiniton Sand in Nevada and small acquisitions in Arizona and Australia.

We also invested significantly in increasing our reserves. In Australia, a major aggregates quarry was permitted at Marulan, near Goulburn in New South Wales. It will be capable of supplying five million tonnes a year (5.5 million tons), mostly to the growing Sydney market, once the joint venture aggregates operation at Penrith Lakes is depleted within a few years.

Planning approval was also received for a major distribution centre at Rooty Hill, in Sydney's west, to handle aggregates railed from Marulan. The centre has ready access to Sydney's motorway network.

We invested US$15 million to increase aggregates production in Florida. The industry is virtually at capacity, as strong demand levels continue. Work is underway to augment the finite supply of concrete-quality aggregates available for extraction in that state. We are seeking additional supplies, including onshore and offshore.

The urgency of this process has been heightened by legal proceedings impacting the Miami Lake Belt region, which supplies around 40 per cent of peninsular Florida's aggregate. In a recent court decision, a single US District Court judge has ruled that certain federal permits were issued without the required processes and analysis. Among the permits in question are permits that cover around half of Rinker Materials' Florida quarry production. We strongly oppose the conclusions in this ruling that has returned the permits to the US Army Corps of Engineers for further review. This is expected to take approximately 18 months.

Rinker Materials and the other major aggregate companies in the Lake Belt have intervened to support the defendants – the US Army Corps of Engineers and US Fish and Wildlife Service – and to seek to protect our position. The Florida Department of Transportation, among others, have submitted filings in the proceedings highlighting the state's dependence on the Lake Belt quarries and the enormous disruption and cost to the state and the industry – including Rinker Materials – if quarrying operations were suspended. We believe the permits were properly issued and all necessary appeal avenues will be pursued. It is not possible to determine the likely outcome of further proceedings, scheduled to commence on 13 June, to determine the activities to be allowed during the period of review, nor what impact that outcome may have on Rinker Materials' operations.

Offsetting cost increases

For the second consecutive year, all businesses faced substantial cost increases. Ocean freight, incurred on cement imports into Florida, has risen around 50 per cent a year, for each of the past two years. The cost of steel, used as reinforcing in concrete pipes, has risen almost 60 per cent in two years.

Outside of Florida we are a net buyer of cement; costs increased around 20 per cent across the US. Diesel rose around 30 per cent, the cost of tyres doubled, while electricity, coal and explosives also rose significantly.

These increases were partially offset by US$52 million in operational improvement cost savings, while higher prices outweighed the remainder. Projects ranged from improving throughput at quarries, to using geo-sat positioning equipment on trucks to improve productivity.

Further improving cost efficiencies across all businesses is a major focus. Additional savings are needed to maintain margins where costs are not abating sufficiently.

When prices and volumes are increasing strongly, there is a risk of becoming complacent about managing input and production costs. But it is important to our strategy to be the lowest cost producer. A program developed and applied successfully in Concrete Pipe is being adopted by other businesses.

Rinker Materials' ROFE over six years


%
40
20
01 02 03 04 05 06

Year end 31 March

Rinker vs global peers sales compound annual growth over five years


Cemex 21%
Rinker 19%
Florida Rock 13%
Texas Industries 12%
CRH 9%
Holcim 8%
Lafarge Nth America 7%
Martin Marietta 6%
Vulcan 6%
Lafarge Group 4%
Hanson 1%

Source: Bloomberg; Rinker.
Based on Dec 05 year end, except Rinker (Mar 06), Texas Industries (May 05), and Florida Rock (Sept 05).
Rinker data for the year ended 31 March 2004 and prior years is pro forma.

Rinker vs global peers EBITDA compound annual growth over five years


Rinker 28%
Texas Industries 19%
Florida Rock 18%
Cemex 9%
CRH 8%
Lafarge Nth America 7%
Holcim 7%
Martin Marietta 6%
Lafarge Group 4%
Vulcan 2%
Hanson -3%

Source: Bloomberg and company reports.
Based on Dec 05 year end, except Rinker (Mar 06), Texas Industries (May 05), and Florida Rock (Sept 05)
Rinker data for the year ended 31 March 2004 and prior years is pro forma.

Compares well with global peers

Rinker's mission includes being in the top quartile of the global industry for growth in revenue, EBITDA, shareholder value-added and TSR. Our performance compares well on these measures.

The charts (above right) show Rinker's performance versus our global peers for sales and EBITDA. Rinker is number one within the global sector for EBITDA growth, TSR and ROE, which is a comparable measure for shareholder value-added, for the periods shown.

The charts (above left) also show Rinker's EPS and revenue growth compared to our closest peers – the US heavy building materials companies Florida Rock, Vulcan and Martin Marietta.

Corporate responsibility

Every day, our ability to operate depends on how we operated the day before.

Our reputation and relationships are critical in our business. Our licence to operate depends on how we are regarded in our communities, how we treat the environment around us, and how our people behave as they go about their work.

We depend very heavily on our people. They must build the respect and regard of our neighbours, governments and administrators. They must ensure we more than comply with environmental and other regulations. They must implement our comprehensive management systems to ensure we do this. And we rely on them to do all that with integrity and honesty, in accordance with our Code of Business Ethics.

Pages 22 to 25 provide more detail on Rinker's corporate responsibility.

Helping our people achieve

Safety is critical to our performance. We focus on this first and foremost. We reduced our total recordable injury rate by 17 per cent but will not consider ourselves successful until we achieve our goal of *Zero4Life*. To help get there, we continued to roll-out our safety LEGACY training program across the group.

In addition to safety LEGACY, enhanced training and development means more people completing training courses tailored for their leadership level. Our most senior managers attend the Rinker Executive Institute at Eckerd College in Florida, while mid level managers attend our Assessment and Development Program. For supervisory level people, our 'Becoming the Best' management series focuses on hiring, performance management, enhancing economic profit and customer service.

Incentive and reward systems are continuously being refined to encourage and motivate top performers. Over 17 per cent of our people are on a formal incentive program directly tied to increasing the economic profit of their performance cell and division. A further 25 per cent are eligible for incentives based on increased productivity, while maintaining or improving safety. Almost all employees are eligible for non-monetary rewards based on continuous improvement in their business.

Outlook

Construction activity forecasts in both the US and Australia for this year are slightly ahead of last year. In both locations, housing is expected to slow further, but non-residential/commercial and infrastructure/engineering is expected to offset this.

Overall, Rinker expects to deliver another year of solid growth in revenue and profit this year.

Our priorities for this year:

- Continue to grow, mainly in the US, through organic investment, improving the base business and acquisitions.
- Continue the rate of performance improvement relative to competitors.
- A strong focus on cost savings and productivity gains to reduce the impact of higher raw material, energy and freight costs.
- Improve our safety, occupational health and environmental performance.

Thank you for being a shareholder. We look forward to delivering further value for you and for our customers in the year ahead.



David Clarke chief executive

Summary of operations

US

Rinker Materials

Aggregates

Performance summary

- Trading revenue US$1,074 million, up 25 per cent.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) US$324.7 million, up 31 per cent.
- Earnings before interest and tax (EBIT) US$262.5 million up 34 per cent.
- Profit margin (EBITDA/trading revenue) 30.2 per cent, up from 28.8 per cent.

Features

- US$25 million expansion of FEC quarry production and materials handling capacity.
- Program to increase reserves under way.
- Sold depleted Las Vegas quarry rezoned for residential development, for US$31 million gain.

Progress against priorities

- **Increase capacity to service customers:** Quarry upgrades and Florida distribution outlets increased.
- **Offset increasing costs with operational improvement cost savings and higher prices:** Performance improvements offset inflationary increases; pricing initiatives compensated for steep increases in energy, fuel and other costs.
- **Enhance aggregate reserves:** Geological exploration program continues. Planning for offshore sourcing under way. Acquisitions in Arizona.
- **Improve safety management:** Recordable injuries fell 25 per cent.

Key objectives this year

- Improve safety to meet *Zero4Life* target of no injuries.
- Enhance quarry reserves, including from non-US sources.
- Increase production capacity and operational efficiency.
- Offset increasing costs with cost savings and price increases.
- Implement an improved environmental management software system.

Cement

Performance summary

- Trading revenue US$487 million, up 25 per cent.
- EBITDA US$156.4 million, up 19 per cent.
- EBIT US$142.4 million up 21 per cent.
- EBITDA/trading revenue margin 32.1 per cent, down from 33.7 per cent.

Features

- With heavy demand and higher import costs, supply continued to be tight.
- The two Florida cement mills operated at capacity.
- Approval given for 1.1 million ton (1.0 million tonne) new cement mill.

Progress against priorities

- **Expand production:** The Miami and Brooksville cement plants produced to capacity.
- **Complete approvals process for new cement plant at Brooksville:** On schedule to begin construction mid 2006.
- **Offset increasing costs with operational improvement savings and higher prices:** Cost savings kept pace with inflation. Excess costs were passed on in prices.
- **Improve safety management:** Recordable injuries fell 12 per cent.

Key objectives this year

- Improve safety to meet *Zero4Life* target of no injuries.
- Offset cost increases with operational improvements and improved prices.
- Expand import sources to fully supply customers.
- Recruit and develop high quality people.
- Ensure new cement plant proceeds on schedule and budget.
- Implement an improved environmental management software system.

Concrete, block and asphalt

Performance summary

- Trading revenue US$2,180 million, up 33 per cent.
- EBITDA US$426.9 million, up 66 per cent.
- EBIT US$374.4 million up 76 per cent.
- EBITDA/trading revenue margin 19.6 per cent, up from 15.8 per cent.

Features

- Record sales volumes of both concrete and concrete block.
- Continued growth to effectively service all Florida regions.
- Built or acquired 14 concrete plants, six block plants and an asphalt operation.

Progress against priorities

- **Expand in line with demographic growth and customers' needs:** In Florida, growth has mainly focused on the west coast and central regions. Growth continued in Arizona and Nevada.
- **Focus on operational improvement to offset cost increases:** Cost savings and productivity gains helped compensate for cost increases.
- **Develop management depth through recruitment and training:** Significantly increased numbers in structured programs for management trainees – as well as supervisors and dispatchers.
- **Improve safety management:** Recordable injuries fell 6 per cent.

Key objectives this year

- Improve safety to meet *Zero4Life* target of no injuries.
- Offset cost increases with operational improvement cost savings – including tightly managing inputs – and price increases.
- Grow strategically, to service customers better, in Florida's west coast and central regions.
- Focus significantly on developing the skills of our people.
- Implement an improved environmental management software system.

Operating plant As at 31 March 2006	Total	Rinker Materials	Readymix Australia	Readymix China	Production per year US measures	Production per year Australian measures
Wholly owned plant						
Quarries and sand mines	173	89	84		120.5 million tons	109.3 million tonnes
Cement mills and terminals	4	4			4.2 million tons[2]	3.8 million tonnes
Concrete	419	172	243	4	27.2 million cubic yards	20.8 million cubic metres
Concrete block	29	29			200 million units	200 million units
Asphalt	21	21			4.4 million tons	4.0 million tonnes
Concrete pipe	66	49	17		4.4 million tons	4.0 million tonnes
Other[1]	49	49				
Jointly owned plant						
Cement mills and terminals	11		11		3.8 million tons[3]	3.5 million tonnes[3]
Steel fabrication	2	2				
Total	**774**	**415**	**355**	**4**		

1 *Includes gypsum products and aggregate distribution centres, two landfills and a soil remediation business.*
2 *Includes cement imports.*
3 *Total joint venture production.*

Funds employed



As at 31 March
- Rinker Materials (US$2.4b)
- Readymix (US$0.6b)

Trading revenue by country



Year end 31 March
- USA 79%
- Australia 20%
- China 1%

Earnings before interest, tax, depreciation and amortisation (EBITDA) by business and segments


US$m
1,500
1,200
900
600
300
01 02 03 04 05 06

Year end 31 March
- Aggregates
- Cement
- Concrete, block and asphalt
- Concrete pipe and products
- Other
- Readymix

Data for the year ended 31 March 2004 and prior years is pro forma.

Concrete pipe

Performance summary
- Trading revenue US$576 million, up 22 per cent.
- EBIT US$133 million, up 49 per cent.
- EBITDA/trading revenue margin 27.5 per cent, up from 24.2 per cent.

Features
- Operational improvement cut costs significantly.
- Acquired three concrete pipe plants.
- Changed business name to Rinker Materials Concrete Pipe Division from Hydro Conduit Corporation.

Progress against priorities
- **Improve competitiveness, quality and customer service:** Significant benefits derived through internal benchmarking highlighting opportunities for cost reduction, increased performance and improved customer service.
- **Manage raw materials well, controlling consumption and passing on price increases we cannot absorb:** Operational improvement reduced costs and we passed on price increases.
- **Improve safety management:** Recordable injuries fell 43 per cent. We continue to be the safest operator in the US concrete pipe industry.

Key objectives this year
- Improve safety to meet *Zero4Life* target of no injuries.
- Continue to improve quality and customer service.
- Tightly manage raw materials and other costs, passing on price increases we cannot absorb.
- Gain full benefit from investment in equipment and plant.
- Focus on developing the skills of our people.
- Implement an improved environmental management software system.



Australia

Readymix

Performance summary
- Trading revenue A$1,441 million, up 7 per cent.
- EBITDA A$303 million, up 15 per cent or A$277 million, up 5 per cent, excluding a one-off gain of A$26 million from the sale of our 50 per cent share of the Emoleum business.
- EBIT A$237 million, up 19 per cent, or A$210 million, up 5 per cent, excluding the one-off gain referred to above.
- EBITDA/trading revenue 21 per cent, or steady at around 19 per cent excluding the one-off gain.

Features
- Underlying profit slightly ahead of the previous year's record.
- Sydney reserves boosted with major quarry development project approved.
- Sold 50 per cent stake in Emoleum asphalt joint venture.

Progress against priorities
- **Maintain price recovery to ensure all operations are earning above their cost of capital, further reduce costs and increase productivity:** Virtually all operations earning above cost of capital. Cost and productivity savings of A$19 million (US$14 million) and price increases offset higher costs.
- **Enhance aggregate reserves in key locations:** Development approval for new quarry to serve Sydney market. Work continuing on other locations.
- **Further improve performance of Cement Australia:** Trading results continue to improve.
- **Grow through expansion of the base business and "bolt-on" acquisitions:** Built one concrete plant in Queensland and acquired two in NSW.
- **Enhance people development and training programs**: Continued to invest in formal quarry management, leadership development and other courses.
- **Develop program of ensuring customers prefer Readymix as their supplier:** Continued adoption of our Customer FIRST! program.
- **Improve safety and environmental performance:** Five per cent reduction in recordable injury rate. Improved our environmental management system to reduce risk.

Key objectives this year
- Improve safety to meet *Zero4Life* target of no injuries.
- Manage our profit margins by saving costs, enhancing productivity and improving prices.
- Enhance aggregate reserves in key markets.
- Grow through expanding the business and small "bolt-on" acquisitions.
- Continue developing our people to drive business results and improve shareholder value.
- Implement energy efficiencies and water conservation measures.



In absolute terms, Florida is the number 1 population growth state in the US – accounting for more than 15 per cent of forecast US population growth to 2030. Its growth will be greater than any other state – with more than 12.7 million additional people expected.

15%



Rinker Materials

The US subsidiary, Rinker Materials, is number one or two in most of its markets for aggregates, cement, concrete, concrete blocks, asphalt and concrete pipe – with strong regional positions.

It was another good year for the US subsidiary, Rinker Materials, with increased sales and prices, and improved efficiency. Results have grown strongly and consistently over many years – and particularly since the demerger that established Rinker as a separately-listed company in March 2003.

Rinker Materials last year contributed about 85 per cent of group earnings or profit. This reflected consistently high levels of construction across much of the US and especially in the high growth regions in which our businesses are concentrated.

The improved result was driven mainly by increased sales volumes and prices, especially in our major markets of Florida, Arizona and Nevada. Together with our continuing program of operational improvement cutting costs and boosting productivity, this growth more than offset sharp increases in the cost of fuel, electricity, tyres, ocean freight and raw materials.

Earnings before interest and tax (EBIT) increased 53 per cent on the previous year to US$979 million. One-off gains included a pre-tax profit of US$31 million (after-tax US$20 million) for sale of a Las Vegas quarry rezoned for residential development.

Earnings before interest, tax, depreciation and amortisation (EBITDA) were US$1,138 million, up 45 per cent.

Trading revenue increased by 21 per cent to US$4,029 million.

Profit margins again rose. The EBIT/trading revenue margin of 24.3 per cent was up from 19.3 per cent the previous year and the EBITDA/trading revenue margin was 28.2 per cent compared with 23.7 per cent.

Return on funds employed (ROFE) – which measures how hard we are driving each dollar of invested capital – was 40.5 per cent, up from 30.1 per cent.

Operational improvements during the year cut US$38 million of costs, improving the long term efficiency of our businesses.

FEC quarry in Florida is the largest in the US.

Florida's three major hurricanes during the year (Katrina, Rita and Wilma), while in general not having major impact on our operations, did cause delays – especially due to power blackouts – and added to already tight supply pressures.

Continued high demand

Rinker Materials operates in 29 US states, but about 75 per cent of our revenue comes from the fastest growing states of Florida, Arizona and Nevada. Population growth, strong employment and economic growth in our major markets continued to support good levels of demand in the residential and infrastructure construction markets, along with a recovery in non-residential/commercial construction.

The Florida economy is particularly strong – made more attractive by continuing growth in employment, the absence of a state income tax and a warm climate. The US Census Bureau forecasts that the state of Florida, the population of which is currently over 18 million, will grow by more than 12.7 million by 2030, making Florida the third largest state.

The Federal Government's Safe, Accountable, Flexible, and Efficient Transportation Equity Act – A Legacy for Users (SAFETEA-LU) – was signed into law in August 2005, providing US$286.4 billion in guaranteed funding across the US for highways, highway safety and other transportation programs, up to 2009. As well, Florida's Growth Management Plan will underpin infrastructure construction in that state for the next decade.

Building high performance

A major contributor to Rinker Materials' continuing improvement has been the thrust to develop a high performance way of doing business. The businesses are split into many local and regional cell structures, with managers encouraged to act like owners of their businesses. Our people have clear accountabilities and are rewarded for strong performance in creating shareholder value, with goals that encourage them to achieve results beyond what would normally be expected. Benchmarking performance on a wide variety of factors helps us find and share the best ways of running our operations, boosting total performance.


Rinker
MATERIALS

1,060

People a day move to Florida, which accounts for 44 per cent of group revenue.

Concrete trucks at our Cocoa plant, Florida. Rinker Materials' concrete operations are integrated with our aggregates and cement businesses.

Rinker Materials' end markets – % sales



Year end 31 March 2006
- Housing 56%
- Civil 17%
- Commercial 27%

Rate of recordable injuries for Rinker Materials


%
5
4
3
2
1
03
04
05
06

Year end 31 March

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours.

Rinker Materials
continued



Far left: Our Krome quarry in Florida. Rinker Materials is estimated to be the fifth largest producer of aggregates in the US.
Left: Port Canaveral bulk cement import terminal is one of two strategically located along Florida's east coast.

Low risk growth with high returns

Rinker Materials' sustained powerful cash flow and financial position allows us to continue investing in value-adding acquisitions as opportunities present.

We have been progressively building our positions in fast growing regions, with small acquisitions and investment in new plants to service our customers effectively as they move into newly developed areas.

We invested US$335 million last year on development capital – mainly on low risk, high return expansions, including constructing efficient low cost plant or acquiring existing small businesses which could be "bolted-on" to Rinker Materials operations, sharing management, sales force and overheads. And we have expanded our fleet of concrete mixer trucks to enhance deliveries to our customers.

During the year, Rinker Materials built six concrete plants, four concrete block plants and an asphalt operation. We also acquired eight concrete, two concrete block and three concrete pipe plants. We increased sand and aggregate reserves in Arizona with three acquisitions.

As well, we announced the planned construction of a new 1.1 million ton (1.0 million tonne) per year cement mill adjoining our Brooksville, Florida, cement plant. Completion is expected in 2008. A new concrete pipe plant is to be built in central Florida, for completion in 2007.

In Rinker Materials' *Other* segment, EBITDA rose 100 per cent to US$72.1 million, mainly reflecting the sale of our Buffalo Road quarry for development purposes. The Florida wallboard distribution business performed soundly in a busy market.

Outlook for the year ahead

Construction outlook this year in our key states continues to be strong. Economic forecasters expect residential construction to taper off to a still high level of activity, while growth in the non-residential/commercial and infrastructure construction markets should more than compensate for any slowing of residential activity.

The new SAFETEA-LU federal highway program should underpin high levels of road and related construction, supported by greater infrastructure investment by most states across the US.

Each Rinker Materials division is intensifying programs to improve the way we manage and operate our businesses, reducing costs and improving performance, to ensure that we offset increasing input costs – especially fuel and electricity this year – to protect our profit margins.

We expect another year of continued solid growth in revenue and profit.

Rinker Materials

Millions of dollars unless stated Year ended 31 March	**US$ 2006**	US$ 2005	US$ 2004[1]	US$ 2003[1]	US$ 2002[1]
Trading revenue					
Aggregates	**1,074**	862	761	589	456
Cement	**487**	389	350	303	291
Concrete, block, asphalt	**2,180**	1,635	1,364	1,008	769
Concrete pipe	**576**	472	421	437	485
Other	**371**	462	411	397	402
Intercompany eliminations	**(659)**	(501)	(441)	(353)	(300)
Rinker Materials	**4,029**	3,319	2,866	2,381	2,103
EBITDA					
Aggregates	**324.7**	248.2	207.3	163.2	137.9
Cement	**156.4**	131.1	116.9	107.5	96.8
Concrete, block, asphalt	**426.9**	257.8	168.8	126.9	90.1
Concrete pipe	**158.1**	114.3	85.1	92.5	108.4
Other	**72.1**	36.1	10.4	22.4	24.5
Rinker Materials	**1,138.2**	787.5	588.5	512.5	457.7
EBIT					
Aggregates	**262.5**	195.4	160.4	122.7	104.0
Cement	**142.4**	117.7	103.8	94.7	84.3
Concrete, block, asphalt	**374.4**	212.4	129.9	94.1	65.3
Concrete pipe	**133.3**	89.5	59.2	66.2	84.6
Other	**66.4**	24.6	(7.3)	1.2	2.5
Rinker Materials	**979.0**	639.6	446.0	378.9	340.7
Net profit before finance	**626.5**	408.6	295.4	241.1	216.5
Funds employed at 31 March	**2,418.1**	2,127.7	2,242.4	2,344.8	1,932.8
Profit margin (EBIT/trading revenue) [%]	**24.3**	19.3	15.6	15.9	16.2
Capital investment	**497.1**	237.6	149.8	650.9	220.1
Number of people employed	**11,193**	10,186	10,695	10,700	8,667
Number of operating plants	**415**	345	351	362	256

Reserves proved and probable (millions tons)	**2006**	2005
Limestone/hard rock/sand and gravel	**2,720**	2,737

1 A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.

Aggregates



In Florida, at the FEC quarry – the largest in the US – a new and larger US$15 million dragline built for mining aggregate came on line during the year.

Rinker Materials' aggregates ROFE


%
40
30
20
10
03 04 05 06

Year end 31 March

Rinker Materials' aggregates EBITDA and EBITDA/sales margins


US$m
400
300
200
100
%
40
30
20
10
03 04 05 06

Year end 31 March
- EBIT
- Depreciation and amortisation
- EBITDA/sales margin

Data for the year ended 31 March 2004 and prior years is pro forma.

The strong performance of Rinker Materials' quarry based aggregates business was driven mainly by higher volumes and price gains. This business reflects the economic strength of the regions in which it operates its 89 quarries – mainly in the US south eastern states of Florida, Georgia, Tennessee and Kentucky, and the western states of Arizona, Nevada, Washington state as well as Oregon and northern California.

Earnings before interest and tax (EBIT) rose 34 per cent to US$262.5 million. Trading revenue was up by 25 per cent to US$1,074 million. The EBIT/trading revenue profit margin increased to 24.4 per cent, up from 22.7 per cent.

Return on funds employed (ROFE) was 31.4 per cent, an increase from 25.1 per cent.

Good returns from strong positions in fast growing markets

Sales volumes reflected a continued good level of infrastructure construction, with highway and street work up in most of our regions, together with a recovery in the non-residential/ commercial market segment, especially in Florida – where demand is close to outstripping our industry's capacity to supply.

The continuing operational improvement program helped to remove costs and improve efficiencies, but – as in our other businesses and US industry generally – input costs for the aggregate business rose dramatically, including the cost of power and diesel fuel, tyres, conveyor belts and trucking and other freight charges.

We were able to offset higher costs we could not absorb, with price increases. Our customers also recognise the need to replace scarce aggregate resources, and the costs incurred in doing this.

Delays caused by Hurricanes Katrina and Wilma affected production in our South Florida quarries, but the cost of direct damage from the storms was limited.

A thrust to improve reserves to ensure sustainable growth

A continuing challenge in the business is to ensure a continued supply of aggregates and sand to meet the growing needs of customers. We increased quarry reserves in Arizona with two acquisitions and a joint venture.

Rinker Materials in Florida has doubled to six the size of its geological search team dedicated to expanding reserves. We are preparing to import aggregate from locations outside Florida, including offshore.

In Florida, at the FEC quarry – the largest in the US – a new and larger US$15 million dragline built for mining aggregate came on line during the year. Other draglines at FEC are being upgraded and rail loading capacity has been expanded. We upgraded plant at the Davenport sand mine and expanded aggregate distribution outlets.

Strategies for the year ahead

- Continue to implement our safety management system with the goal of achieving Rinker's *Zero4Life* target of no injuries.
- Carefully invest capital in new and existing plant to increase capacity and production efficiency.
- Manage our profit margins by controlling costs and improving prices as required.
- Expand reserves of aggregates and sand to ensure long term sustainability, including finding new deposits and developing offshore resources.

34%

EBIT rose 34 per cent to US$262.5 million.

Rinker Materials
continued

Cement



In Florida, our modern Miami cement mill, with the Brooksville plant, produced over 2.1 million tons (1.9 million tonnes) of cement last year.

Rinker Materials' cement ROFE



%
50
40
30
20
10
03 04 05 06

Year end 31 March

Rinker Materials' cement EBITDA and EBITDA/sales margins



US$m
200
100
%
40
30
20
10
03 04 05 06

Year end 31 March
- ■ EBIT
- □ Depreciation and amortisation
- ▤ EBITDA/sales margin

Data for the year ended 31 March 2004 and prior years is pro forma.

The two Florida cement mills, at Miami and Brooksville, operated at or near full capacity for the year ended March 2006. The two import terminals, at Port Canaveral and Port Everglades, also operated at high levels .

Rinker Materials fully uses its own cement capacity, supplying additional demand with imports or cement bought from other US producers. A total of 4.3 million tons (3.9 million tonnes) of cement was supplied either internally or to external customers during the year.

Earnings before interest and tax (EBIT) increased 21 per cent to US$142.4 million. Trading revenue rose 25 per cent to US$487 million with higher sales volumes and prices. The EBIT/trading revenue profit margin of 29.3 per cent down from 30.2 per cent last year – due mainly to the higher cost of imports.

Return on funds employed (ROFE) was 41.0 per cent, up from 35.9 per cent.

Strong demand and higher costs

Sales volumes rose 10 per cent with strong demand in Florida, driven by a continuing good level of activity across all market segments.

For the second year, both plants produced record outputs. The Miami plant produced 1.3 million tons (1.18 million tonnes) of cement, while the Brooksville plant also operated very efficiently, producing 863,000 tons (783,000 tonnes) of cement.

Operational improvement projects ensured that cost savings generally kept pace with inflation. However, the huge increases in the cost of imported cement, and raw materials, as well as electricity and fuel could not be fully offset. Pricing initiatives recovered some, but not all, of these excess costs.

Global demand restricted the supply of cement and import shipping costs remained high. When our usual suppliers were unable to meet demand, we sourced more cement from Asia, with higher freight rates. With demand outstripping supply early in the year and shipping shortages further limiting imports, we had (again) to allocate scarce cement to customers for about two months.

Growing with state-of-the-art new plant

We are beginning construction in mid 2006 of a 1.1 million ton (1.0 million tonne) a year cement mill at a site adjacent to our Brooksville plant. It is expected to be fully operational in around two years.

The new mill will increase Rinker Materials' cement production capacity by 50 per cent and considerably improve flexibility in sourcing cement supply. The state-of-the-art plant will exceed emission and other operating requirements to protect the environment.

Strategies for the year ahead

- Continue to implement our safety management system with the goal of achieving Rinker's *Zero4Life* target of no injuries.
- Continue to offset cost increases with operational improvements and increased prices.
- Expand our import sources to ensure we can fully supply our customers.
- Focus on recruiting high quality people and developing them to drive business success.
- Ensure the new cement plant construction proceeds on schedule and on budget.

41%

Return on funds employed was 41 per cent.

Concrete, block and asphalt



A concrete block plant in central Florida. Most of our nearly 30 plants are in Florida, sharing sites with our well-located concrete batching plants.

Rinker Materials' concrete, block and asphalt ROFE


%
50
40
30
20
10
03 04 05 06

Year end 31 March

Rinker Materials' concrete, block and asphalt EBITDA and EBITDA/sales margins


US$m
2500
2000
1500
1000
500
%
20
10
03 04 05 06

Year end 31 March
- EBIT
- Depreciation and amortisation
- EBITDA/sales margin

Data for the year ended 31 March 2004 and prior years is pro forma.

The concrete, block and asphalt business performed well, mainly as a result of higher sales volumes and increased prices in our major markets of Florida, Arizona and Nevada. Earnings before interest and tax (EBIT) rose 76 per cent to US$374.4 million. Trading revenue was up by 33 per cent to US$2,180 million. The EBIT/trading revenue profit margin increased to 17.2 per cent, up from 13.0 per cent.

Return on funds employed (ROFE) of 42.3 per cent, was up from 31.4 per cent.

Strong demand in all markets

In this business also, costs rose steeply, including cement, up 20 per cent and asphalt oil up 39 per cent, together with diesel fuel, raw materials and trucking and other freight charges. Our people worked hard to offset significant cost increases across the operations, with a particular focus on streamlining concrete delivery, improving block production and maximising the efficient use of plant and equipment. With strong market demand, we increased prices.

Our resources have been fully stretched, especially in Florida. We strived to work smarter, getting maximum advantage from our people and resources. Efforts to improve operational efficiency included internal benchmarking – as in other parts of Rinker Materials – to ensure savings and efficiencies across a wide range of measures are shared and all operations perform well.

Key focus areas to ensure our team is working smarter have included improving recruitment, training and retaining good people. We have increased the numbers of managers and specialist employees in training.

Cement supply constraints held back concrete volumes in the Arizona and Nevada businesses.

Focused growth to serve customers better

We are successfully growing in Florida regions previously less well served, focusing on gaps in our coverage of the west coast and central regions.

In Florida, Rinker Materials built five concrete plants (three on the west coast) and acquired seven plants. We constructed three concrete block plants and bought two more.

In Arizona and Nevada, we added two concrete plants, a block plant and an asphalt plant. We also constructed or re-activated mobile concrete plants to increase flexibility in meeting customers' needs.

Strategies for the year ahead

- Continue to implement our safety management system with the goal of achieving Rinker's *Zero4Life* target of no injuries.
- Offset cost increases with operational improvement cost savings – especially in the western states.
- Further enhance workforce depth by identifying and developing high potential people, including managers and specialist operators.

17.2%

EBIT to trading revenue margin increased to 17.2 per cent.

Rinker Materials
continued

Concrete pipe



Rinker Materials' modern low cost Miami pipe plant is one of 49 such plants across 22 states, providing an extensive coverage of US markets.

Rinker Materials' concrete pipe ROFE


%
50
40
30
20
10
03 04 05 06

Year end 31 March

Rinker Materials' concrete pipe EBITDA and EBITDA/sales margins


US$m
200
100
%
30
20
10
03 04 05 06

Year end 31 March
- ■ EBIT
- □ Depreciation and amortisation
- ▩ EBITDA/sales margin

Data for the year ended 31 March 2004 and prior years is pro forma.

Our concrete pipe business' success in controlling costs, improving productivity and prices offset the increased cost of raw materials.

Earnings before interest and tax (EBIT) rose 49 per cent to US$133.3 million. Trading revenue increased 22 per cent to US$576 million. The EBIT/trading revenue profit margin of 23.1 per cent was up from 19.0 per cent.

Return on funds employed (ROFE) in the business was 42.6 per cent, well up from 26.4 per cent.

Construction activity across much of the US continued to be strong. As one of the largest US concrete pipe manufacturers and the most geographically spread Rinker Materials business, our concrete pipe division reflects national construction activity. We manufacture concrete pipe and related products in 22 states and market in 31 states.

We changed the name of the business from Hydro Conduit Corporation to Rinker Materials Concrete Pipe Division, in December 2005. Customers and our people approved the change – the Rinker Materials brand is widely known and well regarded, and the new name avoids confusion in the market.

Performance improvement and cost cutting boosted returns

Pipe sales volumes rose strongly as state financial positions continued to improve, supporting a higher level of infrastructure investment – and non-residential/commercial construction activity again increased.

The cost of energy and raw materials rose, including cement and steel (used as an internal framework in pipe).

Operational improvement programs helped the business to achieve higher levels of efficiency and offset input cost increases. Supported by information technology systems, internal benchmarking across the national network of pipe plants ensures that efficiencies are reported and shared.

Productivity gains and cost cutting have been a major factor in the business' improved results over the past two years and further opportunities remain.

Growing strategically

Rinker Materials acquired two plants in Colorado and another in Wyoming. We upgraded plants in Phoenix, Denver and Dallas.

A low cost concrete pipe plant is to be constructed in central Florida, which will replace three ageing plants when completed in 2007.

Rinker Materials has successfully worked with industry associations to promote the message to regulatory authorities and others that concrete pipe has environmental, durability and cost benefits relative to other forms of pipe manufacture.

Strategies for the year ahead

- Continue to implement our safety management system with the goal of achieving Rinker's *Zero4Life* target of no injuries.
- Continue to improve quality and customer service.
- Manage costs by benchmarking across the business, gaining maximum benefit from information technology systems.
- Tightly manage raw materials input, controlling consumption – particularly fuel and electricity costs – and passing on price increases we cannot absorb.
- Gain full benefit from investment in equipment and plant, with a tight focus on performance of individual plant including concrete moulds and related equipment. Enhance production planning.
- Further focus on developing the skills of our people.

US$8m

Our concrete pipe business saved US$8 million through operational improvements


Readymix
Readymix

In Australia, the population growth rate is almost as high as the US and construction activity has been growing at 5.4 per cent a year compound for the past 10 years.

5.4%

Readymix ROFE


%
30
20
10
03 04 05 06

Year end 31 March

Readymix EBITDA and EBITDA/sales margins


A$m
400
300
200
100
%
20
10
03 04 05 06

Year end 31 March
- ■ EBIT
- □ Depreciation and amortisation
- ▦ EBITDA/sales margin

Readymix end markets – % sales



Year end 31 March
- ▦ Housing 27%
- ■ Civil 43%
- □ Commercial 30%

Rate of recordable injuries for Readymix


5
4
3
2
1
03 04 05 06

Year end 31 March

Data for the year ended 31 March 2004 and prior years is pro forma.

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours.

Readymix's Artarmon concrete plant in Sydney. We manufacture concrete throughout all states and territories of Australia.

Readymix

Our Australian subsidiary, Readymix, is one of the country's leading providers of concrete, quarry products, concrete pipes and other concrete products – with a strategic spread of operations across Australia.

Profits from the Australian subsidiary, known as Readymix, were ahead of last year's record earnings.

Returns were helped by our strategically located operations serving markets widely spread across Australia. Operational improvement cost savings and increased prices helped offset higher costs for fuel and energy.

Aggregate and concrete prices increased in a market where infrastructure and non-residential construction growth marginally offset a fall in residential activity. Our concrete volumes rose slightly while aggregate volumes were stable.

Trading revenue increased by seven per cent to A$1,441 million. Earnings before interest and tax (EBIT) of A$236.7 million were up 19 per cent on the previous year. This included a A$26 million one-off gain on the sale of our share in the Emoleum asphalt joint venture. Underlying EBIT, that is excluding this gain, was five per cent above the previous year's highest ever EBIT.

Earnings before interest, tax, depreciation and amortisation (EBITDA) were A$303 million, up 15 per cent. Underlying EBITDA was up five per cent.

Excluding the one-off gain, profit margins were steady, with EBITDA/trading revenue at 19 per cent and EBIT/trading revenue at 15 per cent.

Underlying return on funds employed rose to 23.7 per cent, up from last year's 21.8 per cent

Initiatives to improve productivity in our plants saved A$19 million in costs. To help each operation achieve full effectiveness, a team of experienced technical people work closely with site managers to help them improve performance.

Steady growth and increased reserves

Readymix received approval from the New South Wales Government to construct a high quality rock quarry at Lynwood, near Marulan, south west of Sydney. The new operation will replace aggregate supply from the Penrith joint venture quarry (which is to close within a few years), supplying up to five million tonnes (5.5 million tons) of quarry products a year – most of which will serve the rapidly growing metropolitan market.

Approval was also received to construct a regional aggregate distribution centre at Rooty Hill, Sydney. The centre will receive aggregate by rail from the Lynwood quarry, which it will distribute by road to Sydney markets. The distribution centre will have ready access to Sydney's motorway network.

Growth last year included the completion of one concrete plant in Queensland's Sunshine Coast. Acquisitions included concrete plants in New South Wales' central and northern coast.

Readymix sold its 50 per cent stake in the Emoleum asphalt joint venture – parts of which were regarded as a non-core investment – to a Downer EDI subsidiary, at the same time securing a long term aggregate supply contract with the Downer subsidiary. The other joint venture partner, ExxonMobil Australia, also sold its stake to the Downer subsidiary.

Strategies to develop the business

- Continue momentum in improving safety through our *Zero4Life* plan.
- Manage profit margins by saving costs, enhancing productivity and improving prices as required.
- *Continue adding to aggregates reserves* in key markets.
- Grow through expanding the base business as well as small "bolt-on" acquisitions.
- Continue to develop our people to help drive business results and improve shareholder value.

Outlook for the year ahead

Economic forecasters predict that stronger infrastructure and non-residential/commercial construction should offset a continued decline in residential activity.

Readymix

Millions of dollars unless stated Year ended 31 March	**US$ 2006**	US$ 2005	US$ 2004[1]	US$ 2003[1]	US$ 2002[1]	**A$ 2006**	A$ 2005	A$ 2004[1]	A$ 2003[1]	A$ 2002[1]
Trading revenue	**1,079**	991	839	573	473	**1,441**	1,341	1,201	1,014	926
EBITDA	**228.8**	194.0	149.5	100.7	56.8	**303.0**	263.4	214.5	177.7	114.8
EBIT	**179.1**	146.9	114.3	70.6	29.0	**236.7**	199.7	164.3	124.4	56.7
Net profit before finance	**133.5**	107.7	84.7	55.8	24.2	**175.7**	146.4	121.7	97.1	47.2
Funds employed at 31 March	**634.5**	705.6	700.2	450.7	389.7	**886.8**	914.9	927.2	750.4	737.5
Capital investment	**49.6**	77.7	89.0	38.2	22.2	**66.2**	105.1	125.2	66.3	43.1
Profit margin EBIT/trading revenue [%]	**16.6**	14.8	13.6	12.3	6.1	**16.4**	14.9	13.7	12.3	6.1
Return on funds employed [%]	**28.2**	20.8	16.3	15.7	7.4	**26.7**	21.8	17.8	16.6	7.7
Number of people employed	**3,156**	3,080	3,065	2,687	2,687	**3,156**	3,080	3,065	2,687	2,687
Number of operating plants	**359**	388	389	372	364	**359**	388	389	372	364

Reserves proved and probable (millions)	**2006 TONS**	2005 TONS	**2006 TONNES**	2005 TONNES
Limestone/hard rock/sand and gravel	**1,182**	1,146	**1,073**	1,033

1 A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.

People

Cara Baty, Human Resources Manager, Readymix

To be a high performing organisation – our continuing goal – we must manage our safety, environmental and community responsibilities effectively.



Net profit per employee


US$'000
80
40
20
01 02 03 04 05 06

Year end 31 March
Data for the year ended 31 March 2004 and prior years is pro forma.

People across the Rinker group – 14,358



As at 31 March 2006
- Australia and China 3,165
- US 11,193

Rinker and corporate responsibility

To survive and prosper, companies such as ours must meet – and wherever possible exceed – ever increasing community expectations and demands about safety, health and the environment (SHE). As well, we need to comply strictly with increasingly stringent legal requirements.

It is a prime corporate responsibility for us to minimise risks of injuring our employees, contractors or members of the public. We have an obligation to provide our people with safe and satisfying, high performing workplaces. Equally important, we need to be good neighbours, protecting our shared environment.

We owe it to our people, shareholders, customers and the communities in which we operate to do nothing less than this.

People

Rinker group's people performed extraordinarily well meeting the requirements of a demanding year, servicing the needs of our customers, in many regions in the face of tight supply and booming markets.

As at 31 March 2006, the total number of jobs in the Rinker group had risen by 8 per cent to 14,358. Jobs in Rinker Materials in the US were 10 per cent up to 11,193. In Readymix, jobs rose four per cent in Australia to 2,683 and in China fell two per cent to 482.

Building a high performance business

The Rinker group's fostering of a high performance way of doing business has underpinned our continuing success. Our managers have given full commitment to acting like owners of their business units, accepting a high degree of accountability and responding to rewards by striving for goals that stretch them to produce a high level of performance.

We continue to accelerate the pace of recruiting people with potential to progress to senior roles, then developing them with training tailored to their needs.

Some 50 of our senior managers, from both the US and Australia, have now completed the Eckerd College Leadership Development Institute's well-regarded program, which has been specifically redesigned to fit the needs of Rinker group.

The leadership development program links to our succession planning process. We identify the people best suited to our most senior leadership roles and develop them with on-the-job experience as well as targeted training.

People across the Rinker group

As at 31 March	2006	2005	Per cent change
Total number of people employed [1]	**14,358**	13,279	8
Number of people in each business unit			
Rinker Materials Corporation	**11,193**	10,186	10
Florida Materials	**3,704**	3,013	
Gypsum supply	**588**	553	
Concrete pipe	**1,679**	1,592	
Quarries and cement	**1,678**	1,596	
Rinker Materials West	**3,310**	3,217	
Rinker Materials corporate	**234**	215	
Readymix	**3,156**	3,080	2
Rinker Group Limited corporate	**9**	13	
Number of people by country			
United States	**11,193**	10,186	
Australia	**2,683**	2,600	
China	**482**	493	

1 *Full time equivalent employees, including those employed by fully owned subsidiaries.*

Safety



Our SHE management system includes regular external and internal safety audits that assess compliance with government regulations and Rinker group requirements.

The Rinker group's chief executive's team (known as the Owners Team) each year systematically reviews promising people who have potential for advancement to senior manager roles. We are building a pool of strong leaders who could advance to leading roles anywhere across the group.

All our business units follow a similar succession planning process within their own organisations for operations, sales and support staff positions, typically twice a year.

Helping our people to achieve

Developing a high performance business requires that we improve the skills of our work force at all levels.

The group has developed training courses specifically designed for the needs of our managers and supervisors, including courses on effective recruitment interviewing and selection, coaching employees, setting goals, providing constructive supervisory feedback, employee recognition strategies and improving employee performance and productivity.

More than 1,600 participants have attended nearly 150 such training sessions in recent years – with 261 people attending 27 courses last year. This rate was lower than in previous years because our resources were dedicated to putting our safety LEGACY program into practice.

The safety LEGACY program has been a cornerstone of manager development and workplace safety training for the past year: 1,368 managers attended and successfully completed one of the 88 training sessions.

Since November 2005, nearly 300 Rinker Materials employees in Arizona have been trained to use our Command Series concrete dispatching system used throughout the US and Australia.

About 2,400 employees completed the yearly antitrust and trade practices compliance training and certification program last year. The program helps to ensure that Rinker employees understand and abide by federal and state trade practice laws.

Improving safety is a primary focus

Safety, health and environmental management is critical to our continued success. We are fully committed to our goal of *Zero4Life* – zero recordable injuries, occupational illnesses and preventable vehicle incidents.

People at all levels in the Rinker group now recognise and share this commitment to safety. They are making notable improvements in managing safety and health.

Last year, the rate of total recordable injuries fell by 17 per cent. Even more significantly, the percentage of sites across the group that completed the year with no recordable injuries reached a record high.

Measures of transport safety improved too, despite a significant increase in the number of trucks in the company fleet and distances driven.

Importantly, because of the emphasis put upon work safety, there was a significant reduction in the average severity of injuries. The rate of days lost to injuries and restricted duty decreased by 56 per cent to 5,859 days.

Rate of recordable injuries for the Rinker group


5
4
3
2
1
03 04 05 06

Year end 31 March

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours.

Last year, as part of our active implementation of Rinker group's upgraded safety, health and environmental management system, we put into practice a number of improvements. We enhanced safety leadership development for line managers and driver training programs. We closely reviewed and improved our rules for safe driving, discipline and modifying driver behaviour. Also, we improved our risk assessment process and have linked managers' rewards more strongly to improved safety on their sites.

Despite the overall performance improvement, we deeply regret that an employee and a contractor lost their lives while working for Rinker Materials – a mechanic while repairing a front-end loader in Arizona and a contract aggregate driver who struck a wild boar on a rural highway in Florida. The fatalities were comprehensively investigated by both regulatory authorities and Rinker Materials' managers. Corrective actions have been adopted to minimise the risk of recurrence.

Chief executive David Clarke presented the second annual CEO Safety and Health Awards, which have been widely publicised across the group. The program highlights safety achievements across the group by recognising the best performing and most improved performance among small, medium and large sites. Also recognised is outstanding performance by an individual or team.

The 2005 winners included our teams at Cache Creek (California) and SCL (Florida) quarries, Los Angeles and Miami concrete pipe plants, Cape Coral and Hudson concrete plants (Florida) and the Las Vegas maintenance shops. The individual award for most outstanding safety contribution went to Jeff Sheils, Miami pipe plant's production manager.

This year, we are continuing to increase our emphasis on safety. We must send our people home from work each day unhurt.

Environment

Our companies strive to encourage and earn the support of the communities in which we operate.



Rinker Materials has fitted Envirowash equipment to pre-mixed concrete trucks in Arizona and Nevada to collect water used to clean pouring chutes after delivery, for recycling.

To continue to operate successfully, we must act responsibly, being a good neighbour and good corporate citizen.

Our operations include extracting aggregates and sand, which requires that we progressively restore the environment during the quarry's life, with final rehabilitation after quarrying has finished. Our other activities, include manufacturing cement, concrete, concrete block, asphalt and concrete pipe and other pre-cast concrete products. These, with quarrying, can potentially impact on the environment through the release of process water and stormwater, spills of liquids such as petroleum products, stack and dust emissions as well as noise and ground vibrations.

Litigation potentially affecting Florida's Lake Belt, where three of our quarries are located, is currently under review. This is discussed in the chief executive's review on page 8.

We have rigorous management systems to minimise the possibility of impacts occurring.

Environmental incidents


Incidents
250
200
150
100
50
Level 1 (minor)
Level 2 (significant)
Level 3 (serious)
Level 4 (severe)
Level 5 (extreme)
Year end 31 March
05
06

Improving our environmental management system

Our recently upgraded safety, health and environment (SHE) management system is based on high environmental standards. The Rinker board's SHE committee closely monitors our performance in managing workplace safety and protection for the environment.

The environmental component of the management system helps identify and manage potential environmental risks. Operations are assessed against the requirements of our standards and improvements made.

Over the past year we sped up the implementation of the environmental arm of our upgraded SHE management system. A key objective is to put into operation an environmental management software system to increase our ability to assess environmental compliance across all our businesses.

Environmental reporting

We report adverse effects of our operations on the environment based on five levels of severity: (1) minor, (2) significant, (3) serious, (4) severe and (5) extreme.

There were 180 incidents last year, a decrease of 37 per cent. Level 1 incidents were down 26 per cent. But, level 2 incidents increased to 30 from 13 in the prior year. There were no level 3, 4 or 5 incidents.

The increase in level 2 incidents was due, in large part, to the intensified focus on environmental management and reporting as part of our upgraded SHE system. We expect that this trend may continue this year.

Audits are integral to our SHE management system, to ensure our operations are meeting our internal standards as well as external regulatory requirements. Such checks identify site issues so that corrective action is taken to improve performance and ensure legal compliance.

Several hundred internal environmental audits were carried out last year. Issues identified during these audits are not expected to materially affect Rinker.

We carried out 4,541 tests at our plants to test compliance with our detailed site environmental procedures – 38 per cent more tests than the prior year. Some 99 per cent of the tests showed full compliance. Corrective action has been taken in respect of all non-compliance, the great majority of which were minor in nature.

Improving environmental performance

As we have achieved with safety, we are integrating environment management into our business decision making. We believe that, as well as complying with the law, we should be progressively reducing the environmental impact of our operations, especially the amount of energy and water we consume and the amount of waste and carbon dioxide emissions we generate.

In our US operations, Rinker Materials produces cement and cement based products. We are actively working with the Portland Cement Association to reduce carbon dioxide emissions and energy consumption.

Our two cement mills in Florida, at Miami and Brooksville, use state-of-the-art technology for emission controls. Our third mill, to be built in Brooksville, will use the best available emission reduction technology to control emissions. All of our cement mills use low sulphur coal as their primary fuel and we are recycling used vehicle tyres, which burn more cleanly than coal at high temperatures, as an additional fuel source.

In Australia, Readymix is upgrading its energy management strategy to improve energy efficiency and reduce emissions. Readymix has joined Greenhouse Challenge Plus, a cooperative partnership between industry and the Australian Government to reduce greenhouse gas emissions and accelerate commitment to energy efficiency.

We strive to maximise water recycling. At our concrete plants, for example, we reuse stormwater and process water for washing out trucks. Also, where materials specifications make it possible, we reuse the recycled water in concrete mixes. At our quarries, we use recycled process water and stormwater for suppressing dust.

Readymix has commenced an 18 month in-depth review of water use across our Australian operations to identify where and how we can save water and to set reduction targets.

Recycling and waste management

We continually look for opportunities to recycle waste where it cannot be eliminated. Many of our concrete plants reprocess excess concrete returned from jobs, as construction fill.

Rinker Materials has fitted Envirowash equipment to concrete trucks in Arizona and Nevada to collect water used to clean pouring chutes after delivery, for recycling. The wash system enables drivers to clean their concrete chutes without the need for job site concrete washout areas.

At our Miami cement mill, we commercially operate an environmental service which processes petroleum contaminated soils as part of the cement manufacturing process.

At Penrith quarry, west of Sydney, Readymix is gearing up to reprocess 50,000 tonnes (55,000 tons) a year of excess concrete from all of our Sydney plants. The waste concrete will be processed to reclaim 85 per cent of the original concrete as sand and aggregate.

Environmental awards and activities

We received many awards over the past year for our environmental efforts.

In the US, the National Stone Sand and Gravel Association (NSSGA) recognised Rinker Materials' Dogwood quarry, Georgia, with its 2005 National Stars of Excellence Award. As well, the NSSGA presented our Florida Brooksville quarry and Davenport sand mine with its Environmental Silver Eagle Award.

Rinker West received the Arizona Governor's Award for Energy Efficiency, for the company's use of an innovative combustion catalyst system on its diesel generators to save fuel and reduce air emissions.

In Australia, Readymix was presented with three awards in the Victorian Department of Primary Industries' inaugural Strzelecki Awards for sustainable development in the earth resources industries for Karkarook Park, a rehabilitated sand mine joint venture.

Commerce Queensland and the Brisbane City Council both rewarded the people at our Tivoli quarry with environmental awards for their efforts in rehabilitating Sandy Creek in south east Queensland.

The Cement Concrete & Aggregates Australia industry association bestowed 13 state based environmental excellence awards on Readymix's concrete operations.

Environmentally friendly products

In Florida, Rinker Materials is a major supplier of *pervious* concrete, for use in surfacing driveways and parking areas. The concrete's porous structure allows rain water to pass directly through the pavement and into the ground, reducing problems with stormwater runoff.

The Rinker group manufactures a range of innovative pre-cast concrete/fibreglass devices, installed underground, that remove oil and sediment from stormwater from roads and car parks, so that clean water flows into waterways. They are sold as Stormceptor™ in the US and Humeceptor™ in Australia.

Community



Readymix is working closely with the Beacon Foundation to resolve youth unemployment. Pictured is a Tasmanian project that Readymix supported.

Rinker group engaging with the community

We strive to be responsible and ethical, providing good returns to our shareholder owners and safe and satisfying high performing workplaces for our employees. As well we are committed to acting responsibly and working closely with our neighbours and local communities to make sure we are accepted as good citizens.

The Rinker group donated over US$1 million (A$1.3 million) to community projects, educational activities and charitable institutions last year.

In the US, the Rinker Companies Foundation contributed an additional US$526,000 (A$700,000) to universities and community groups.

Rinker group employees in both the US and Australia donated US$109,000 (A$145,000) to victims in areas of the US devastated by Hurricane Katrina. Rinker matched this, resulting in a total donation of over US$218,000 (A$290,000).

In Australia, Readymix works with the Beacon Foundation to develop innovative approaches to resolve the problem of youth unemployment by finding meaningful work, further education or training opportunities after the final year of school.

We contributed to Beacon's program for school leavers in Midland, Perth, to help the indigenous community. In 2005, over 30 indigenous students were retained at school to their final year. As well, we created traineeship jobs for such young people – employing school leavers as a trainee yardman and a pre-mix concrete batcher.

Readymix is supporting Beacon with donations of cash and concrete to provide sustainable housing for the indigenous community of Kununurra, Western Australia. To create local jobs, Readymix and Beacon, with the help of the Wunan Foundation, have established a new enterprise which manufactures pre-cast concrete products, providing up to six traineeships for young indigenous people. This project is expected to become self funding.

In the US, Rinker Materials took part in a wide range of community support activities, including contributing our products. For example, in Arizona, we provided concrete for a TV show house-restoration competition. The renovated house was donated to the needy family of a Native American woman soldier killed in Iraq. In Maryland, we contributed concrete pipe to a K-9 emergency centre which simulates devastated areas, to train dogs to search for injured people.

In Florida, we gave cement to the Florida Keys Marine Sanctuary's reef restoration program to repair coral reefs damaged by recent hurricanes. In Queensland, Readymix funded the installation of nesting boxes for glider possums in the Oxley Creek catchment in Brisbane.

Rinker did not make donations to political parties in Australia.

Value-added to the community



Year end 31 March

- Payments to employees 46%
- Reinvestment to maintain and grow our business 26%
- Government taxes and charges 17%
- Dividends to shareholders 9%
- Interest paid to lenders 2%

Value-added

The Rinker group's main contribution to the community – payments to employees, taxes, dividends and interest paid – are shown in the pie chart left, describing the US$2.1 billion (A$2.8 billion) of value-added to products and services bought from suppliers.

Financial review

Australian equivalents to International Financial Reporting Standards (A-IFRS)

Effective 1 April 2005, Rinker is now required to prepare financial statements that comply with A-IFRS. Results for the year ended 31 March 2005 have been recast to comply with A-IFRS.

The principal impact of A-IFRS on reported results is the reduction in expenses arising from the cessation of amortisation of goodwill. Goodwill amortisation during 2005 was US$56.3 million. An explanation of how the transition from superseded policies to A-IFRS has affected the Rinker group's balance sheet, income statement and cash flows is discussed briefly in Note 1 to the concise financial report, and more fully in Note 1 to the full financial report.

Financial performance

Trading revenue for the year ended 31 March 2006 increased 18.5 per cent to US$5,108 million. Earnings before interest and tax rose 47.8 per cent to US$1,145.6 million. Net profit after tax increased 50.1 per cent to US$740.2 million.

Rinker Materials' results were driven largely by improvement in the base business during the year, with a small contribution from "bolt-on" acquisitions and investments in expanded capacity. Rinker Materials' results for the year ended 31 March 2006 include a one-off gain after tax of US$19.8 million following the April, 2005 sale of the Buffalo Road quarry in Las Vegas. Results for the year ended 31 March 2005 included the disposal of two small, non-core businesses; Prestress and Polypipe. The disposal of these businesses resulted in a net loss after tax of US$6.9 million.

Readymix results were up 5 per cent, excluding an after tax gain of A$18.2 million (A$26.4 million before tax) on the disposal of its Emoleum joint venture interest.

Diluted earnings per share increased to 80.2 US cents from 52.3 US cents.

Profitability

US$ millions Year ended 31 March	Trading revenue 2006	 2005	 2004[1]	Profit before tax 2006	 2005	 2004[1]
Rinker Materials	**4,029**	3,319	2,866	**979.0**	639.6	446.0
Readymix (US$)	**1,079**	991	839	**179.1**	146.9	114.3
Corporate costs	**–**	–	–	**(12.5)**	(11.4)	(9.2)
	5,108	4,310	3,704	**1,145.6**	775.1	551.1
Net finance	**–**	–	–	**(20.1)**	(32.0)	(45.2)
Group total	**5,108**	4,310	3,704	**1,125.5**	743.1	505.9

1 *A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.*

Cash flow

Cash from operating activities was US$942.4 million, up US$263.6 million over prior year. Total purchases of property, plant and equipment were US$383.7 million and operating capital expenditure – included within purchases of property, plant and equipment – was US$197.9 million.

Rinker continues to be a strong cash generator. Free cash flow[1] (defined as net cash from operating activities less operating capital expenditures, interest paid and purchases of shares held in trust) was US$678.6 million, up 62.8 per cent from the prior year, driven by increased profit. This represents the cash available for investment in growth (acquisitions and greenfields expansion), dividends or share buybacks. Cash was used during the year to fund dividends of US$193.5 million and purchases of businesses of US$160.8 million.

Balance sheet

Net debt increased to US$361.5 million from US$279.8 million. Total debt fell US$217.4 million to US$650.6 million. Almost all debt (98 per cent) is denominated in US$. Net debt is net of cash of US$289.1 million, most of which is denominated in Australian dollars.

EBIT interest cover increased from 32.5 times to 77.5 times. This reflects the group's increase in cash flow and reduction of interest expense.

Net debt to EBITDA dropped slightly from 0.29 times to 0.27 times. The increase in net debt was more than offset by the increase in EBITDA. However, gearing – net debt to net debt plus equity – increased slightly from 9.9 per cent to 11.9 per cent. The increase in net debt was not quite offset by the increase in equity.

Rinker's long term credit ratings remained unchanged at BBB+ from Standard and Poor's, A3 from Moody's Investors Services and A– from Fitch.

Net debt to EBITDA


Times
2.0
1.5
1.0
0.5
02 03 04 05 06

Year end 31 March

Gearing/leverage [net debt/net debt + equity]


%
40
30
20
10
03 04 05 06

Year end 31 March

Cash from operating activities


US$m
1,000
800
600
400
200
01 02 03 04 05 06

Year end 31 March

Capital expenditure


US$m
800
400
02 03 04 05 06

Year end 31 March

■ Operating
▣ Development

Data for the year ended 31 March 2004 and prior years is pro forma.

Shares and dividends

The strength of Rinker's balance sheet has allowed the group to both pursue acquisitions and to implement an on-market share buyback. During the year ended 31 March 2006, 31.1 million shares were bought back for US$337.2 million.

The directors have proposed a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR) or around A$455 million (approximately US$341 million assuming a 0.75 exchange rate). The return is subject to receiving a favourable class ruling from the Australian Tax Office confirming that it is a 100 per cent capital return, and majority shareholder approval at the Annual General Meeting on 18 July.

Additionally, the directors declared a special dividend of 40 A$ cents per ordinary share (A$2.00 per ADR), or approximately A$364 million (approximately US$273 million assuming a 0.75 exchange rate). This special dividend is unfranked and will be paid on 4 July with a record date of 9 June. This special dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in the financial statements because it was declared after 31 March 2006.

The final dividend was increased 71 per cent to 24 cents. The interim dividend was 14 cents per ordinary share. Total dividends declared in respect of the 2006 financial year were 38 Australian cents per ordinary share. Both dividends payable in respect of the current year were 60 per cent franked.

The unfranked portion of the final and special dividends will be paid from Rinker's conduit foreign income amount (formerly foreign dividend account) thereby eliminating Australian withholding tax for non-resident shareholders.

Financial risk management

Rinker has a program to manage risks associated with interest rate movements. During the year just ended, the proportion of the Rinker group's gross interest rate exposure that was subject to fixed interest rates averaged 98 per cent.

Generally, Rinker does not engage in any foreign exchange transactions and therefore has no requirement, within the foreseeable future, to hedge foreign exchange movements.

The board has approved principles and policies to manage financial risks that provide the basis for Rinker's financial risk management policy.

Reporting currency

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies, since each subsidiary generates all revenue and incurs all costs in that local currency.

Rinker Materials' earnings in US$ represent around 80 per cent of the total Rinker group results. Consequently, the directors believe US$ reporting represents the best measure of Rinker's overall performance. Rinker's financial results are therefore presented in US$ only, as this is the presentation currency selected under A-IFRS.

The only significant impact of US$/A$ foreign exchange movements is one of accounting translation – for financial reporting purposes.

The average A$/US$ exchange rate moved from A$1.00/US$0.74 in the prior year to A$1.00/US$0.75 in the year ended 31 March 2006.

1 Details on the calculation of free cash flow are included in the table below and in Note 7 on page 64.

Cash flow

Millions of dollars Year ended 31 March	**US$ 2006**	US$ 2005	US$ 2004*	US$ 2003*	US$ 2002*
Earnings before finance and income tax expense	**1,145.6**	775.1	551.1	441.9	364.8
Depreciation and amortisation	**208.9**	195.0	177.7	163.5	144.9
Net income tax (paid) refunded	**(360.8)**	(231.1)	(117.7)	(99.6)	(75.9)
Change in working capital	**(74.4)**	(86.9)	(18.0)	21.9	–
(Profit) loss on asset sales	**(58.9)**	3.2	10.1	(20.8)	(6.3)
Interest received	**22.4**	20.8	12.6	2.0	2.2
Other	**59.6**	2.7	44.8	5.4	15.7
Net Cash from operating activities	**942.4**	678.8	660.6	514.3	445.4
Operating capital expenditure	**(197.9)**	(193.3)	(166.4)	(79.3)	(95.9)
Interest paid	**(43.2)**	(49.2)	(53.0)	(51.0)	(56.2)
Payments for shares held in trust	**(22.7)**	(19.4)	–	–	–
Free Cash Flow	**678.6**	416.9	441.2	384.0	293.3

** A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments relate to the demerger from CSR.*

Board of directors



From left: chief executive David Clarke, chairman John Morschel, Marshall Criser, John Arthur, John Ingram and Walter Revell.

David Clarke DipEng
Chief executive, non-independent, executive director.

Joined the Rinker board on 3 February 2003. Prior to Rinker's demerger from CSR Limited, David had been an executive director of CSR since 1996. He has been chief executive of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David's entire career has been in the heavy building materials industry, working extensively in the US, Australia and South East Asia. Resides in Florida, USA.

Listed company directorships held during the past three financial years:

- CSR Limited from July 1996 to April 2003.

As provided under the ASX listing rules, David was elected as a director at the 2003 annual general meeting and, as chief executive officer, he is not required to seek re-election.

John Morschel DipQS FAIM
Chairman, independent, non-executive director.

Joined the Rinker board and was elected chairman on 3 February 2003. Prior to Rinker's demerger from CSR Limited, John had been a member of the CSR board since 1996 and chairman since 2001. John is a director of ANZ Banking Group Limited, Singapore Telecommunications Limited and Tenix Pty Limited. A former managing director of Lend Lease Corporation Limited, he has had particular experience in the building and construction and finance industries. John is chairman of Rinker's nominations committee and a member of the safety, health & environment committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- ANZ Banking Group Limited from October 2004 (current).
- CSR Limited from April 1996 to April 2003.
- Leighton Holdings Limited from August 2001 to March 2004.
- Rio Tinto Limited from November 1998 to April 2005.
- Rio Tinto plc from November 1998 to April 2005.
- Singapore Telecommunications Limited from September 2001 (current).

John was last elected at the 2004 annual general meeting. His current term will expire no later than the close of the 2007 annual general meeting.

Marshall Criser JD
Deputy chairman, independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger of Rinker from CSR Limited, Marshall had been a director and a chairman of Rinker Materials since 1993. Marshall, a lawyer, is chairman of Scripps Florida Funding Corp and a director of Flagler System, Inc. He is a former chairman of the Florida Council of 100, the State Board of Regents and a former president of the Florida Bar. Marshall is a former president of the University of Florida and a former chairman of the university's board of trustees. Marshall is chairman of Rinker's audit committee, and is a member of the compensation & human resources committee and the nominations committee. Resides in Florida, USA.

He held no other listed company directorships during the past three financial years.

Last elected at the 2005 annual general meeting, Marshall's current term will expire no later than the close of the 2008 annual general meeting.

Senior executives

Rinker

Peter Abraham BEc LLB FCPA FCIS age 51
general counsel and company secretary

David Berger BS MBA age 43
vice president strategy and development

Tom Burmeister BSBA age 62
chief financial officer

David Clarke age 62
chief executive

Ira Fialkow BBA CPA age 47
vice president shared services

Debra Stirling BA age 47
vice president corporate affairs and investor relations

Rinker Materials

Duncan Gage BS age 56
president Rinker Materials concrete pipe

Karl Watson Sr AS age 64
president and chief operating officer, US Construction Materials

Karl Watson Jr BS MBA age 41
president Rinker Materials west

As of 31 March 2006, Karl Watson Sr retired from his position with the company. Duncan Gage was promoted to Karl's role as president and chief operating officer of US Construction Materials for Rinker Materials. Rod Gamble was promoted to the position of president, Rinker Materials concrete pipe.



John Arthur LLB
Independent, non-executive director.

Joined the Rinker board on 3 February 2003. Prior to Rinker's demerger from CSR Limited, John had been a member of the CSR board since 2001. John's background is in commercial law, with extensive experience in property development and construction, information technology, e-commerce and the financial sector. On 1 May 2006 John was appointed as chief executive of the integrated real estate group Investa Property Group. Prior to that appointment, he was a partner at law firm Gilbert + Tobin. John is a former partner of the law firm Freehills and general counsel at the Lend Lease Group. John is currently chairman of Investa Property Group and a director of CPG Australia Pty Limited. He is a former director of EDS Australia Pty Limited. John is chairman of Rinker's safety, health & environment committee and is a member of the compensation & human resources committee and the nominations committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- CSR Limited from March 2001 to April 2003.
- Investa Property Group from July 2001 (current).

Last elected at the 2005 annual general meeting, John's current term will expire no later than the close of the 2008 annual general meeting.

John Ingram FCPA
Independent, non-executive director.

Joined the Rinker board on 1 October 2003. John is chairman of Wattyl Limited and Nick Scali Limited. He is also a director of United Group Limited and Savings Australia Pty Limited (Superannuation Trust of Australia). John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited. John is chairman of Rinker's compensation & human resources committee and is a member of the audit committee and the nominations committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- Crane Group Limited from June 1984 to January 2004.
- Nick Scali Limited from May 2004 (current).
- United Group Limited from April 2003 (current).
- Wattyl Limited from December 2001 (current).

John was last elected at the 2004 annual general meeting. His current term will expire no later than the close of the 2007 annual general meeting.

Walter Revell BS
Independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger from CSR Limited, Walter had been a director of Rinker Materials since 2000. He is a former secretary of transportation for the State of Florida and former chairman of the Florida Chamber of Commerce, the Florida 2020 Energy Commission and the Greater Miami Foreign Trade Zone. Walter is a director of The St. Joe Company, Calpine Corporation, International Finance Bank, NCL Corporation Limited and Edd Helms Group, Inc. He is a member of the audit committee, the safety, health & environment committee and the nominations committee. Resides in Florida, USA.

Listed company directorships held during the past three financial years:

- Calpine Corporation from September 2005 (current).
- Edd Helms Group, Inc. from April 2002 (current).
- The St. Joe Company from May 1994 (current).

Walter was last elected at the 2003 annual general meeting. He will stand for re-election at the 2006 annual general meeting.

Readymix
Sharon DeHayes AB MS age 52
chief executive Readymix

Company secretary
Peter Abraham BEc LLB FCPA FCIS age 51

Joined Rinker as general counsel and company secretary in February 2003 at the time of its demerger from CSR Limited. Prior to then, Peter had been company secretary of CSR since 1994, combined with roles as legal counsel and executive assistant to the managing director. In 1995 he qualified as a chartered secretary and became a fellow of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. He is also a fellow of CPA Australia and a member of the ASX Corporate Governance Council's Implementation Review Group.

Corporate governance statement

A well-established corporate governance structure

Rinker has an entrenched, highly developed governance culture based on strong ethical values and a commitment to openness and transparency.

First listed on the Australian Stock Exchange (ASX) on 31 March 2003, following its demerger from CSR Limited (CSR), Rinker commenced with well-established corporate governance practices developed over many years at CSR.

Rinker has further extended and refined its corporate governance practices to reflect its circumstances (including, in particular, its strong presence in the US and its listing on the New York Stock Exchange (NYSE)).

Documents that are italicised and underlined in this statement (for example *Board Charter*) are available on Rinker's internet site www.rinker.com, under the heading 'Corporate governance'.

ASX principles and recommendations

The ASX Corporate Governance Council has published *Principles of Good Corporate Governance and Best Practice Recommendations* (ASX Principles and Recommendations). One of the features of the ASX Principles and Recommendations is an "if not, why not" disclosure obligation in relation to practices that differ from the ASX recommendations.

During the year, Rinker's Universal Share Plan was amended so that shares made available under that plan could be purchased on-market, enabling the company to avoid having to issue new shares under the plan. Following that amendment, Rinker's corporate governance practices accord with all of the ASX recommendations. A *table* cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement appears on Rinker's internet site, www.rinker.com under the heading 'Corporate governance'.

1. Rinker's board

1.1 Accountability and approach to governance

Rinker's board is accountable to shareholders for the activities and performance of the Rinker group.

The board's key responsibility is to oversee the building of sustainable value for shareholders within an appropriate risk framework, having regard to the interests of other stakeholders.

To fulfil that responsibility, the board strives to ensure that a strong performance culture continues to be driven throughout the Rinker group, within a structure of governance and ethical values that warrant the trust, respect and confidence of shareholders, employees, customers, suppliers, regulators and the communities within which Rinker group companies operate.

1.2 The board's duties

The board has identified key duties that it has reserved for itself and will not delegate to management. These duties, many of which are carried out with the assistance of the board's committees, are set out in Rinker's *Board Charter*. The duties include:

- Promote and oversee the maintenance of Rinker's high integrity and high performance culture.
- Review and confirm the strategic direction of the Rinker group.
- Approve business plans, budgets and financial policies.
- Consider management recommendations on key issues, including proposed acquisitions, divestments and significant capital expenditure.
- Fulfil its responsibilities in relation to safety, occupational health and environmental matters arising out of Rinker group activities and the impact of those activities on employees, contractors, customers, visitors and the communities and environments within which Rinker group companies operate.
- Oversee proper processes and controls to maintain the integrity of accounting and financial records and reporting.
- Reward executives fairly and responsibly, having regard to the interests of shareholders, Rinker's performance, the performance of those executives and employment market conditions.
- Determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders.
- Oversee corporate governance practices that represent best practice in Rinker's particular circumstances from time to time.
- Oversee capital management and financing strategies.
- Oversee appropriate and effective risk management policies and strategies.
- Determine the scope of authority (and limits on that authority) delegated to the chief executive.
- Strive to ensure that the board comprises strongly performing individuals of the utmost integrity with complementary skills, experience, qualifications and personal characteristics that are highly suited to Rinker's present and expected needs, with regular performance reviews supporting this objective.
- Appoint, evaluate, reward and determine the duration of appointment of the chief executive and approve the appointments and remuneration (sometimes referred to in this report as "compensation") of those reporting to the chief executive, including the chief financial officer and the company secretary.

1.3 Powers delegated to Rinker's management

The board has delegated to the chief executive the authority and powers necessary to implement the strategies approved by the board and to manage the business affairs of the Rinker group within the policies and limits to delegation specified by the board from time to time. The chief executive may further delegate within those specific policies and delegation limits, but remains accountable for all authority delegated to executive management.

1.4 Rinker's chairman and deputy chairman

The chairman is appointed by the board and must be an independent, non-executive director.

The role of the chairman includes:

- Leading the board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favour, leading to objective, robust analysis and debate.
- Representing the views of the board to shareholders and the public.
- Conducting meetings of shareholders in an open, democratic manner and providing a reasonable opportunity for shareholders (as a whole) to express their views and to ask questions of the board, management and the external auditors.
- Ensuring that new directors are properly briefed on the terms of their appointment and their rights, duties and responsibilities.
- Setting an example of the culture and values for which Rinker stands.

If appropriate, the board may also appoint a deputy chairman to assist the chairman from time to time and to act as chairman in his absence. In Rinker's current circumstances, the board has determined it appropriate that Marshall Criser, a US-based director, perform that role.

1.5 The composition of Rinker's board

Rinker's Constitution provides for a minimum of five and a maximum of 10 non-executive directors. The board has determined that, currently, the appropriate number of non-executive directors is five. All five non-executive directors have been determined by the board to be independent.

The constitution also provides for a maximum of three executive directors. In Rinker's current circumstances, the board has determined it appropriate that the chief executive be the only executive director on the board.

The Board Charter specifies that the majority of Rinker's directors must be independent (see criteria below). Under Rinker's Constitution, non-executive directors must always comprise a majority of the board.

With assistance from the nominations committee, the board strives to ensure that it comprises strongly performing individuals of the utmost integrity whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker's present and expected needs. Specific duties have been assigned to the nominations committee (as set out in the Nominations Committee Charter) to support that objective. Membership of the nominations committee (all members are independent, non-executive directors) and attendance at its meetings is set out on page 32.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are on pages 28 and 29.

1.5.1 Assessing the independence of directors

The board's policy on assessing independence is based on criteria established in Australia and the US, including that established by the:

- ASX Corporate Governance Council.
- Australian Investment and Financial Services Association (the IFSA Blue Book).
- US *Sarbanes-Oxley* Act of 2002 and Securities Exchange Commission (SEC) rules.
- Corporate Governance Rules of the NYSE.

The board's overarching test for independence, as set out in the Rinker Board Charter, is whether a director is:

"Independent of management and free from any business or other relationship that could materially interfere with (or could reasonably be perceived to materially interfere with) the exercise of their unfettered and independent judgment."

In determining whether this test is satisfied, the board applies the criteria set out (in section 1.5.2) below to determine whether there are any indicators of matters that may impair a director's unfettered and independent judgment.

The board may determine that a director is independent even though one or more of the threshold criteria below are not met, in which case the board will publicly disclose its reasons for making that determination.

Similarly, the board recognises that in certain circumstances it is possible that a director may not be independent, even if the criteria are met.

In considering independence, the board will distinguish between:

- a relationship that may, on isolated occasions, potentially give rise to a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the board's conflict of interest procedures); and
- a relationship that may potentially affect a director's underlying objectivity or independence of mind.

The board tests the independence of directors at least annually. In addition, each director is required to promptly provide the board with any new information that may be relevant to that director's independence. The board will promptly consider any such information and then re-assess its determination of that director's independence.

The board will disclose, in each annual report, its determination of whether or not each director is independent. The board recently determined that each of its non-executive directors is, in fact, independent and that all of the criteria set out below have been met.

1.5.2 Criteria for assessing independence

Rinker has established the following criteria as a key part of the process for assessing the independence of its directors:

- The director is not a member of Rinker group management.
- The director is not a substantial shareholder (as defined in section 9 of the *Corporations Act 2001*) of Rinker or an officer of (or otherwise associated directly with) a substantial shareholder of Rinker.
- Within the past three years neither the director, nor an immediate family member (as defined in the Board Charter), has been employed in an executive capacity by any company in the Rinker group or has been a director after ceasing to hold such employment.
- Within the past three years, neither the director, nor an immediate family member, has been a principal of an auditor or of any material professional adviser or consultant to any company in the Rinker group or has been an employee materially associated with any such service provided.
- Within the past three years, neither the director, nor an immediate family member, has been employed by an entity that had an executive officer of a company in the Rinker group on its compensation committee.
- The director does not hold cross-directorships or have other significant links with fellow directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director's unfettered and independent judgment.
- Neither the director, nor an immediate family member, is a material supplier or customer of the Rinker group, nor are they an officer of, or otherwise associated directly or indirectly with, a material supplier or customer. In this context the supplier or customer shall be deemed to be "material" if payments to or from that customer or supplier exceed two per cent of the consolidated gross revenue of either the Rinker group or of that customer or supplier.
- The director has no material contractual relationship with a company in the Rinker group other than as a director, nor does the director receive additional compensation from any such company, apart from approved director and committee fees.
- The director has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Rinker group.
- The director satisfies the independence criteria specified from time to time by the NYSE.

Critically, in addition to the above criteria, the board is required to determine whether the director is independent in character and judgment.

Directors who currently sit on Rinker's audit committee satisfy the additional independence criteria specified under the US *Sarbanes-Oxley* Act of 2002.

1.5.3 Materiality of relationships

The board, in part, determines whether a relationship with a professional adviser or consultant is material by assessing whether payment for the services provided is five per cent or more of the expenditure by the Rinker group on professional or consulting services or is five per cent or more of the revenue of the relevant professional adviser or consultant.

Because there are inherent weaknesses in mechanically applying quantitative criteria, the board will always strive to determine the true substance of any relationship that may call a director's independence into question. Qualitative aspects of materiality will be closely considered, including the strategic significance and underlying nature of the relationship.

While Rinker will automatically disclose relationships if the quantitative threshold is exceeded, a relationship will not be regarded as immaterial simply because it involves payments that fall below that quantitative threshold.

Until 1 May 2006, John Arthur was a partner in the law firm Gilbert + Tobin (G+T). Mr Arthur's spouse remains a partner of G+T. The board specifically examined the fact that in the past G+T had undertaken matters relating

Corporate governance statement continued

to businesses now conducted by companies in the Rinker group (commencing many years prior to Mr Arthur joining G+T) and could potentially do so in the future. In recognising the potential sensitivity of the connection, the board undertook that examination even though the materiality threshold outlined above had not been remotely approached.

The board determined that:

- Neither Mr Arthur nor his spouse had ever personally acted in any such matters and would not do so in future.
- Mr Arthur had not and would not seek to influence any decision on whether or not a company in the Rinker group should use G+T.
- Mr Arthur had never received, nor would in future receive, any additional financial benefit (that is, apart from normal partnership distributions – there being more than 40 partners in G+T) or other recognition or benefit of any nature whatsoever by G+T in connection with any matters carried out by G+T for a company in the Rinker group.
- There were no other aspects of the relationship with G+T that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of Mr Arthur's unfettered and independent judgment.
- It would be against Rinker's best interests to restrict its long standing policy, that in each case the most appropriate lawyer for a particular matter be engaged, by refusing to consider any lawyer working for G+T.

1.6 Appointment, election and re-election of Rinker directors

The board's nominations committee has specific duties (set out in its charter) to assist the board in assessing the skills required by the board from time to time and in identifying candidates for potential appointment to the board.

When it is appropriate to appoint a new director and a suitable candidate has been found, the chairman ensures that prior to appointment, the candidate understands, and agrees to, the board's expectations of that candidate including, in particular, the time commitment and nature and quality of the contribution required. A formal letter of appointment is provided to the proposed director which includes (among other matters) the terms and conditions of appointment, the Board Charter and the charters of each committee, Rinker's Constitution, details of future board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

In accordance with ASX Listing Rules, the *Corporations Act 2001* and Rinker's Constitution, non-executive directors are subject to re-election by rotation at least every three years and new directors appointed by the board are required to seek election at the first general meeting of shareholders following their appointment. Non-executive directors are required to agree not to seek re-election after serving three three-year terms. However, the board may specifically request a director to remain, to enable the board to accommodate unforeseen and unusual circumstances that may exist at the time that director would otherwise leave the board.

Before each general meeting the nominations committee is required to make recommendations to the board regarding the board's support for the re-nomination of each non-executive director who will retire at that meeting. Notices of the meetings at which directors are standing for election or re-election will provide details of the relevant directors' skills, experience, age and qualifications, the board's assessment of their independence, other directorships they hold, or have held, their time in office and a statement as to whether the board recommends the individual's election or re-election. Each director standing for election or re-election will be invited to briefly introduce themselves to shareholders at the general meeting.

Rinker's Constitution provides that executive directors' offices automatically become vacant when they cease employment with Rinker, unless the board determines (prior to that cessation of employment) that the director will remain in office as a director for a specified period that may not exceed 12 months.

1.7 Rinker's board meetings

The board meets as often as the directors determine is necessary to fulfil their responsibilities and duties. Details of board and committee meetings held during Rinker's most recent financial year and each director's attendance at those meetings is set out in the table below. Because of the international nature of the Rinker group's operations, Rinker's directors are required to travel substantially. The dates and locations of scheduled meetings are generally agreed at least a year in advance. However the board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings.

Directors' attendance at board and committee meetings

Year ended 31 March 2006	Board		Audit committee		Safety, health & environment committee		Compensation & human resources committee		Nominations committee	
Name	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
John Arthur	10	10			4	4	6	6	2	2
David Clarke[1]	10	10								
Marshall Criser	10	10	4	4			6	6	2	2
John Ingram	10	10	4	4			6	6	2	2
John Morschel	10	10			4	4			2	2
Walter Revell	10	9[2]	4	4	4	4			2	2

Legend:
Current member
Current chairman

Notes:
A Denotes number of meetings held during the period the director was a member of the board and/or committee.
B Denotes number of meetings attended during the period the director was a member of the board and/or committee.
1 As an executive director, Mr Clarke is not a member of any committee.
2 Meeting not attended by Mr Revell was unscheduled and called at short notice while he was overseas.

The board aims to strike an appropriate mix between meetings held in Australia, meetings held in the US and meetings conducted by video-conference or other electronic means.

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider those papers before the meeting.

The board reviews the overall content of its meeting agendas and of board and committee papers at least annually as part of the board's process for reviewing its performance (this must also be done at any other time on the request of any director). The company secretary prepares a draft agenda for each meeting, which is finalised by the chairman in consultation with the chief executive. In addition, any director may require a matter to be placed on the board's agenda.

Independent, non-executive directors meet on a regular basis, without any executive director or other member of management present. The chairman presides over these meetings. Interested persons may raise issues with the chairman for consideration by non-executive directors. Contact details are available on Rinker's internet site.

Whenever necessary to ensure that discussion on sensitive matters may be conducted openly and forthrightly, the chairman will request executive directors and other members of management who may be present to temporarily leave a board meeting. If necessary, the chairman will call a separate formal meeting of non-executive directors.

Subject to any need for the directors to meet in private, the company secretary and, at the chairman's invitation, the chief financial officer, attend all board meetings.

Senior managers who report to the chief executive are expected to make personal presentations to the board regularly – including at the board's annual budget and strategy meeting with management and on other appropriate occasions – to provide an in-depth review of the performance and issues of the businesses for which they are responsible. Other managers are invited to attend such sessions when appropriate.

Directors are expected to participate actively at board meetings and to bring independent judgment to bear. Constructive differences of opinion and robust debate are fundamental to the effective operation of the board. Any director may request matters of concern to be recorded in board minutes.

In accordance with the board's Policy for Obtaining Independent Professional Advice, the board, each board committee, and each director have the right to obtain independent professional advice at Rinker's expense to assist them to carry out their duties. For a director, the prior approval of the chairman is required, but may not be unreasonably withheld. If such consent is withheld, the board must be promptly informed and the director may then seek board approval to obtain such advice. This right to obtain independent professional advice was exercised by the compensation & human resources committee during the year (as explained in the remuneration report). The right was not otherwise exercised or sought to be exercised.

1.8 Rinker's board committees

The board has established the following committees to advise and support the board in carrying out its duties:

- Audit committee (see charter).
- Safety, health & environment committee (see charter).
- Compensation & human resources committee (see charter).
- Nominations committee (see charter).

Each committee has a written charter which addresses the committee's composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee's charter.

The composition of each committee and the attendance of their members at meetings is set out in the table on page 32.

1.9 Induction, access to information and continuing education for directors

Upon joining the board, and in addition to their letter of appointment, new directors are provided with a comprehensive information pack and special briefings from management. At the earliest practical opportunity, they take part in visits to key operations in the US and Australia to assist them to rapidly understand the Rinker group's businesses, strategies, people, culture, policies and other key issues.

With the consent of the chairman, which may not be unreasonably withheld, directors may attend (at Rinker's expense) briefings, lectures or courses that they believe will assist in further developing their knowledge and understanding of their duties and responsibilities as directors or of issues clearly pertinent to the Rinker group's businesses.

To assist directors to maintain their understanding of the group's businesses and to assess the people running them, senior managers brief the board regularly in person. Site visits and briefings are organised as frequently as practical. Subject to safety requirements, directors have unrestricted access to employees during such visits. External professionals and consultants also brief the board when appropriate.

All directors have direct access to the company secretary and general counsel, for guidance on corporate governance issues and developments and to provide assistance on all other matters reasonably requested by directors. The company secretary and general counsel monitors compliance with the Board Charter and other policies and procedures and is accountable to the board, through the chairman, on all corporate governance matters.

Directors have unrestricted access to Rinker's records and information. If the board or an individual director seeks information, the chief executive is required to take all reasonable steps to ensure that no material information is withheld and that no misleading impressions are conveyed.

Comprehensive performance reports are provided to directors monthly, regardless of whether a board meeting is scheduled for that month.

1.10 Performance reviews of the board

Through its nominations committee, and using the services of an independent third party, the board annually formally reviews the performance of the board, its committees, and of each non-executive director. A review was undertaken during March and April 2006, and a report on its findings and recommendations was presented to the board in May 2006. The review was initially conducted by way of a questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, thought it would be beneficial to do so. The review indicated that the board was continuing to perform soundly.

Matters canvassed in the performance review included:

- The effectiveness of the board and each committee in meeting the requirements of their charters, as well as any amendments that should be made to those charters.
- The contribution, effort and time commitment made by individual directors, both at board meetings and in their other responsibilities.
- The effectiveness of the chairman in leading the board.
- The quality of debate and discussion at board meetings.
- The quality of the relationship between non-executive directors and management.
- The quality and timeliness of board agendas, board papers and secretarial support services.
- The suitability of the blend of skills, experience, qualifications and personal characteristics represented on the board and identification of any current or potential gaps.
- Any other significant matters that arose during the process.

Corporate governance statement continued

Through the compensation & human resources committee, the performance of the chief executive (and other executive directors, if any) is separately and formally reviewed each year. The review evaluates performance against pre-set financial and non-financial goals.

1.11 Safeguards against conflicts of interest

Rinker's directors are required to take all reasonable steps to avoid any action, position or interest that conflicts with an interest of the Rinker group, or could reasonably be perceived to represent a conflict. This is one of the elements of Rinker's *Code of Business Ethics* – a code that applies to all directors, management and other employees.

If directors have a material personal interest in any matter that concerns the affairs of the Rinker group, they must give the other directors immediate notice of such interest. Such notice is to be provided in writing (although the director may first advise the matter personally) to the company secretary, who shall ensure it is brought to the attention of other directors.

If a potential conflict of interest arises, the director concerned does not receive the relevant board papers and is required to withdraw from the board meeting while the matter is considered.

The director must not endeavour, in any other manner, to influence the board's consideration of the matter.

If a significant conflict of interest arises that is not capable of being completely quarantined by the above procedure, and which has the potential to affect a director's underlying objectivity or independence of mind, the chairman, after consultation with the director, may request the director to resign.

1.12 Shareholding requirements for directors

Rinker's Constitution requires each director to hold a minimum of 2,000 Rinker ordinary shares (or the equivalent in Rinker ADRs) in their own name.

In addition, the board's policy is that each non-executive director be encouraged to acquire Rinker shares or ADRs, with a value equivalent to not less than one year's base director's fees, within a reasonable time of joining the board, and that such Rinker shares or ADRs continue to be held while remaining on the board.

The board's policy also encourages the chief executive to acquire Rinker shares or ADRs, with a value equivalent to three years' of the chief executive's base remuneration, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as chief executive.

Details of directors' shareholdings are set out in the table below.

1.13 Restrictions on share dealings by directors and employees

Directors and employees are subject to Australian and US legal restrictions on buying or selling Rinker securities while in possession of price sensitive information that has not been disclosed to the market (known as insider trading).

Rinker has adopted a *Policy on Dealings in Shares by Rinker Directors and Employees* that places additional restrictions on the ability of directors and employees to buy or sell Rinker's shares, designed to minimise the risk of actual or perceived insider trading.

In accordance with ASX Listing Rules, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director. This notification is also filed publicly by Rinker with the US SEC (on Form 6-K). To enable Rinker to fulfil this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2. Rinker's shareholders

2.1 Communication strategy

Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The main methods used to communicate with shareholders include:

- Releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations.
- The extensive use of Rinker's internet site www.rinker.com.
- The annual report.
- The half-yearly results summary published on Rinker's internet site.
- Rinker's annual general meeting (AGM).
- Email distribution of company releases, reports and other communications.
- Media coverage of significant announcements.

Rinker's communication program includes:

- Posting on Rinker's internet site of all announcements and reports to the market, immediately following release by ASX.
- Mailing annual report to shareholders (unless requested otherwise) and posting it on Rinker's internet site for downloading.
- Email alerts to shareholders (upon request) informing about significant announcements and the availability of reports on Rinker's internet site.
- AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are all webcast live and may also be viewed later on Rinker's internet site.
- Other major briefings, presentations and management speeches are immediately posted on Rinker's internet site.
- Site visits and strategy briefings are provided for investment fund managers and analysts. All new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site.
- *My Rinker* employee newsletters are posted on Rinker's internet site.

Shareholder questions about Rinker:

- Shareholders can raise questions by contacting Rinker by telephone, facsimile, email or post.
- Contact details are provided on Rinker's internet site and the outside back cover of this concise annual report.

Shareholder participation at Rinker's AGMs:

- Shareholders are encouraged to attend Rinker's AGM each year, to ask questions and to exercise their voting right.
- At Rinker's request, our external auditor has undertaken to attend each Rinker AGM to be available to answer relevant shareholder questions.
- Shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast.

Directors' interests in Rinker shares (including Rinker ADRs)

As at 11 May 2006	Relevant Interest 2006	Relevant interest 2005
John Arthur	**40,964**	34,700
David Clarke[1]	**1,503,519**	1,010,519
Marshall Criser	**52,282**	34,000
John Ingram	**18,401**	17,175
John Morschel	**64,081**	59,487
Walter Revell	**20,000**	20,000

1 Interests shown for Mr Clarke include 493,000 Performance Share Plan (PSP) shares granted during the year ended March 2006 and 500,000 PSP shares granted during the year ended 31 March 2005. These shares are at risk and will be eligible to vest if performance and time criteria are met.

- Addresses by the chairman and the chief executive, together with presentation materials, are released to ASX and the SEC and posted on Rinker's internet site concurrently with the AGM.
- Voting results (including a summary of proxy voting) on matters considered at the AGM are released to ASX and the SEC and posted on Rinker's internet site as soon as they are determined.
- A report on the AGM is provided to shareholders on request and is posted on Rinker's internet site.

2.2 Market disclosure policy

Rinker's ordinary shares are listed on ASX and its ADRs are listed on NYSE. Rinker must comply with disclosure obligations in both Australia and the US.

Rinker's *Market Disclosure Policy*, coupled with its communication strategy referred to above, is designed to put into practice Rinker's commitment to:

- Provide relevant information about the company, its performance and activities to the market in strict compliance with its disclosure obligations under Australian and US law.
- Avoid selectively disclosing price sensitive information.
- Take all reasonable steps to provide all shareholders and other interested parties with equal access to information that is made available to the market.

3. Rinker's ethical culture

Rinker's *Code of Business Ethics* applies to all directors, management and employees within the Rinker group.

The key elements of the code include:

- Acting within the law and in full compliance with Rinker's policies.
- Acting with integrity.
- Acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers.
- Avoiding conflicts of interest.
- Integrity in financial and all other reporting.
- Respecting the value and confidentiality of information.
- A drug-free, safe and healthy working environment.
- Safeguarding company assets and resources.

Over 3,000 middle ranking and senior managers are required to certify in writing annually, their knowledge of, and compliance with, the code. A hotline telephone number is available for confidential reporting of concerns or suspected violations. Anonymous reports may also be made. The code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate *Policy on Dealings in Shares by Rinker Directors and Employees*.

4. Rinker's remuneration

Rinker's board has established a compensation & human resources committee, the main role of which (as set out in its *charter*) is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- Providing sound employment and compensation policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders.
- Fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker's performance, the performance of each executive and employment market conditions.
- Evaluating potential candidates for executive positions, including that of the chief executive, and overseeing executive succession plans.

All members of the committee are independent, non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 32.

The board and the committee recognise that – while remuneration is important in recruiting, retaining and motivating highly talented and effective people – other factors also play a major role. These include Rinker's corporate reputation, its ethical culture and business values, its executive leadership and its other human resources policies.

Rinker has prepared a separate *Remuneration Report*, set out on pages 37 to 47 of this annual report. Among other things, the report:

- Explains the board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.
- Discusses the link between the board's policies and Rinker's performance.
- Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.
- Identifies the companies that Rinker's performance is measured against for the purpose of its long term incentive plan.
- Sets out remuneration details for each director and for each member of Rinker's senior executive management team.

No current or proposed equity-based remuneration within Rinker involves the issue of new shares. All shares for equity plans are purchased on-market and the relevant cost expensed in accordance with accounting standards. The board has noted clarification that ASX Recommendation 9.4, relating to shareholder approval of equity-based executive remuneration plans, is intended to apply only to plans involving the issue of new shares, that is, plans that dilute the holdings of existing shareholders.

5. Integrity of Rinker's financial reporting

The primary responsibility of the audit committee is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- The integrity of Rinker's financial reporting.
- Compliance with legal and regulatory requirements, and with Rinker's *Code of Business Ethics*.
- The external auditor's qualifications and independence.
- The system of risk management and internal controls that management has established and the process of internal and external auditor review of internal control.
- The performance of Rinker's internal audit function and external auditors.

All members of the audit committee are independent, non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 32.

Because Rinker is registered with the SEC, under US law the audit committee is required to be directly responsible for the appointment, compensation, retention and oversight of the external auditor and the pre-approval of all auditing, audit-related and permitted non-audit services performed by the external auditor. Under the *Corporations Act 2001* the company in general meeting must approve the removal of external auditors and the appointment of new external auditors, giving rise to a potential inconsistency. Rinker will give effect to the provisions of the *Corporations Act 2001* to the extent of any inconsistency, giving shareholders ultimate authority in such circumstances.

The audit committee annually reviews the qualifications, performance and independence of the external auditor. Further details of the matters taken into account in reviewing performance and assessing independence are set out in the committee's *charter*. Those matters, together with a review of the external auditor's proposed work plan for the coming year and an assessment of the external auditor's ability to conduct an effective, comprehensive and complete audit for an agreed fee, are the key factors in determining whether to appoint the incumbent external auditor for a further year or to seek the appointment of a new external auditor.

The lead and concurring partners of Rinker's external auditor must be rotated at least every

Corporate governance statement continued

five years, followed by a five-year minimum *time out* period during which those partners may not take part in the Rinker audit. Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year *time out* period.

Rinker's chief executive and chief financial officer are required to state to the board in writing that Rinker's financial reports present a true and fair view, in all material respects, of Rinker's financial position and performance and are in accordance with relevant accounting standards.

6. Oversight of risk

The board is responsible for the Rinker group's system of internal control and for reviewing its effectiveness in meeting Rinker's objectives, with the goal of achieving a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures.

The board has established a process for identifying, evaluating and managing significant risks faced by Rinker. The process is reviewed annually and operated during the year ended 31 March 2006 and up to and including the date of approval of the 2006 annual report and financial statements.

Rather than having a single risk policy, Rinker has specific policies and processes for addressing the key areas of business risk, financial risk, financial integrity risk and compliance risk. Relevant policies cover areas such as limits of authority, ethics and integrity, compliance with laws and regulations, treasury management, safety, health, environment and human resources.

Rinker's management is responsible to the board for managing, reporting upon and implementing strategies to address those risks. In addition to formal strategic planning sessions, monthly reports to the board identify issues that represent business, financial and compliance risks, and include updated information on key economic indicators. The audit committee reports to the board on financial and financial integrity risks and the group's risk management systems overall. The safety, health & environment committee and the compensation & human resources committee report to the board on risks (mainly business and compliance risks) relating to matters within their charters.

Rinker is subject to economic risks in its markets, including variations in demand across the construction industry economic cycle, the level of government funded construction projects, interest rates, competition, and sources and prices for purchased goods and services. An important part of Rinker's strategy is growth through acquisitions. There is risk that future acquisition opportunities may not be as attractive as past opportunities or may fail to achieve target returns.

Disruptive events such as labour disputes, severe weather, natural disasters, or terrorist activities could affect day-to-day operations. Rinker must also manage risks of breaches of compliance with health, safety, environmental, land use, trade practices and other laws and regulations and contractual obligations.

Rinker has adopted the Committee of Sponsoring Organizations framework (1992 COSO framework) as its risk management and internal control framework. Controls are assessed at both the entity and activity levels.

Assurance functions – including internal auditors and health, safety and environmental auditors – perform reviews of control activities and provide regular written and face-to-face reports to the board, its committees, and to senior management. The board receives and reviews minutes of the meetings of each board committee.

Some risks, such as natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties through insurance coverage, to the extent considered appropriate.

Rinker has established a disclosure committee, drawn from management, which is responsible for reviewing the effectiveness of the group's controls and procedures for the public disclosure of financial and related information. This committee presents the results of its review to executive management, the audit committee and the board.

In the course of approving Rinker's financial statements and notes thereto for the year ended 31 March 2006, the board considered certificates from the chief executive and the chief financial officer stating that, in the opinion of those officers:

- The integrity of Rinker's financial statements and notes thereto was founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the board.
- Rinker's risk management and internal compliance and control systems, to the extent they relate to financial reporting, were operating effectively in all material respects, based on the 1992 COSO framework.

7. NYSE corporate governance rules

Because Rinker's ADRs are listed on the NYSE, Rinker is required to disclose any significant differences between its corporate governance practices and the NYSE corporate governance rules. There are two potentially significant differences:

- Under the NYSE rules, a company's nominations committee is required to develop and recommend to the board a set of corporate governance principles applicable to the corporation. In Rinker's case, the board as a whole has developed and adopted Rinker's corporate governance principles. The board believes that this is appropriate for Rinker, particularly given that five of Rinker's six directors, including the chairman and deputy chairman, are independent, non-executive directors.
- To provide checks and balances on the potential dilution of shareholders' equity in Rinker resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all equity-compensation plans be approved by shareholders. The NYSE rules define an equity-compensation plan broadly to include plans involving both newly issued shares and shares acquired on-market. All of Rinker's share plans now involve shares acquired on-market and, therefore, are non-dilutive to shareholders. Full disclosure is made of shares purchased under these plans for senior executives and the costs are expensed and disclosed in accordance with accounting standards.

  Rinker has not obtained shareholder approval for its share plans open to employees and directors. However, Rinker's Remuneration Report, which includes details of all share plans, will be put to shareholders for adoption by way of a non-binding resolution at Rinker's annual general meeting on 18 July 2006.

Remuneration report

This remuneration report forms part of the directors' report

1. Compensation & human resources committee

The compensation & human resources committee (the committee) operates under the delegated authority of Rinker's board of directors. The committee's charter is available on Rinker's internet site www.rinker.com.

The committee comprises solely independent, non-executive directors, being John Ingram (chairman), John Arthur and Marshall Criser.

The committee met six times during the year, with all members attending each meeting.

The committee's primary responsibility is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- Providing sound employment and compensation policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders.
- Fairly and responsibly rewarding executives, having regard to the interest of shareholders, Rinker's performance, the performance of each executive and employment market conditions.
- Evaluating potential candidates for executive positions, including that of the chief executive, and overseeing executive succession plans.

The committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external professionals, on terms it determines appropriate, without seeking approval of the board or management. In this capacity, during the year ended 31 March 2006, the committee requested Hewitt Associates to evaluate Rinker's executive compensation programs and complete an analysis of the compensation paid to the chief executive. The results of this study were taken into consideration when reviewing the executive compensation programs and in setting the chief executive's compensation, as discussed later in this report.

Additionally, Rinker engaged external advisors on matters relating to compensation. All information relevant to matters being considered by the committee has been made available to its members.

The table above right lists those advisors who were retained during the year. All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Advisor	Services provided
Compensation Strategies Inc.	US non-executive directors compensation and benchmarking. Long term incentive plan design.
Deloitte & Touche[1]	401(k) and pension plan audits.
Egan Associates	Australian non-executive directors compensation and benchmarking. Australian executive compensation and benchmarking.
Hewitt Associates	Evaluation of executive compensation programs.
Papillon Consulting Group	Australian executive benchmarking.
Russell Investment Group	Actuarial assessment of Australian executives' superannuation.
Spencer Stuart	Director and executive succession planning.
Stern Stewart & Company	Short term incentive plan design.

1 Services provided by Deloitte & Touche were approved in advance by the audit committee.

2. Principles of compensation

The board recognises that Rinker's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, and motivate highly skilled executives dedicated to the interests of its shareholders.

To successfully accomplish the above goals, Rinker's compensation principles are:

- Competitive compensation arrangements are provided to attract, retain and motivate executive talent.
- A significant portion of executives' rewards is linked to performance in creating value for shareholders.
- The key management personnel are encouraged to adhere to Rinker's share ownership guidelines (discussed in more detail under section 3).
- Severance payments for executives are limited to pre-established contractual arrangements which do not require Rinker to make any unjustified payments in the event of termination for cause. (See section 5.2.2 for termination benefits for the chief executive and section 8-table 1, footnotes 11 and 13, for termination benefits for the senior executives.)
- Full legal compliance and disclosure of executive compensation.

The board and the committee also recognise that although compensation is a major factor in recruiting and retaining highly talented and effective people, other factors play a substantial role, including Rinker's corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies and practices.

3. Share ownership

3.1 Share ownership guidelines

The committee recognises that the interest of shareholders is supported by the establishment of share ownership guidelines. Share ownership guidelines have been set for the key management personnel and other executives of the company. The guidelines help maintain a continuous link between their financial interests and those of shareholders. A multiple of salary approach has been put into operation, as follows:

Position	Share ownership guideline
Non-executive directors	100 per cent of base fees
Chief executive	300 per cent of base salary
Senior executives	200 per cent of base salary

Under the guidelines, established in November 2003, key management personnel are expected to make reasonable progress toward reaching the target share ownership with the objective of meeting the guidelines by March 2008. The guidelines are based on best practices for public companies, which suggest senior management accumulate a meaningful shareholding in their employing company on a long term basis.

At the time of this report, all non-executive directors and the chief executive were already in full compliance with Rinker's share ownership guidelines as were most of the senior executives.

3.2 Shareholdings

Directors' shareholdings

	Nature of holdings[1]	Balance 31 March 2005	Granted subject to performance hurdle	Net changes other[2]	Balance 31 March 2006
John Arthur independent, non-executive director	Ordinary	17,663	–	–	17,663
	CASP / PSP[3]	–	–	–	–
	ESAP[4]	14,742	–	8,559	23,301
	US Deferral Plan[5]	–	–	–	–
	Total	**32,405**	**–**	**8,559**	**40,964**
David Clarke chief executive, non-independent, executive director	Ordinary	261,499	–	–	261,499
	CASP / PSP[3]	500,000	493,000	–	993,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	249,020	–	–	249,020
	Total	**1,010,519**	**493,000**	**–**	**1,503,519**
Marshall Criser deputy chairman, independent, non-executive director	Ordinary	34,000	–	14,500	48,500
	CASP / PSP[3]	–	–	–	–
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	–	–	3,782	3,782
	Total	**34,000**	**–**	**18,282**	**52,282**
John Ingram independent, non-executive director	Ordinary	15,000	–	–	15,000
	CASP / PSP[3]	–	–	–	–
	ESAP[4]	1,635	–	1,766	3,401
	US Deferral Plan[5]	–	–	–	–
	Total	**16,635**	**–**	**1,766**	**18,401**
John Morschel chairman, independent, non-executive director	Ordinary	39,640	–	–	39,640
	CASP / PSP[3]	–	–	–	–
	ESAP[4]	17,822	–	6,619	24,441
	US Deferral Plan[5]	–	–	–	–
	Total	**57,462**	**–**	**6,619**	**64,081**
Walter Revell independent, non-executive director	Ordinary	20,000	–	–	20,000
	CASP / PSP[3]	–	–	–	–
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	–	–	–	–
	Total	**20,000**	**–**	**–**	**20,000**

Senior executives' shareholdings

	Nature of holdings[1]	Balance 31 March 2005	Granted subject to performance hurdle	Net changes other[2]	Balance 31 March 2006
Peter Abraham general counsel and company secretary	Ordinary	130,973	–	–	130,973
	CASP / PSP[3]	62,796	45,000	–	107,796
	ESAP[4]	8,774	–	3,531	12,305
	US Deferral Plan[5]	–	–	–	–
	Total	**202,543**	**45,000**	**3,531**	**251,074**
David Berger vice president strategy and development	Ordinary	36,162	–	–	36,162
	CASP / PSP[3]	120,000	111,000	–	231,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	118,251	–	–	118,251
	Total	**274,413**	**111,000**	**–**	**385,413**
Tom Burmeister chief financial officer	Ordinary	20,000	–	–	20,000
	CASP / PSP[3]	120,000	113,000	–	233,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	52,002	–	11,305	63,307
	Total	**192,002**	**113,000**	**11,305**	**316,307**
Sharon DeHayes chief executive, Readymix	Ordinary	21,495	–	–	21,495
	CASP / PSP[3]	120,000	110,000	–	230,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	22,043	–	25,305	47,348
	Total	**163,538**	**110,000**	**25,305**	**298,843**
Ira Fialkow vice president shared services	Ordinary	24,370	–	–	24,370
	CASP / PSP[3]	100,000	105,000	–	205,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	77,860	–	8,434	86,294
	Total	**202,230**	**105,000**	**8,434**	**315,664**

Table continues on page 39

4. Executive compensation

4.1 Compensation structure

All compensation received by the chief executive and senior executives is detailed in section 8-table 1 of this report.

The compensation structure for the chief executive, senior executives and other executives comprises policies and programs for both fixed and variable compensation.

- Fixed compensation is made up of base salary and welfare, retirement and incidental other benefits.
- Variable compensation consists of an annual short term incentive plan and long term incentives that are tied to performance and are at risk, depending upon performance.

The compensation structure is designed to strike an appropriate balance between fixed and variable compensation. To accomplish this, the committee considers, in addition to the performance of individual executives, external benchmarking data and Rinker's relative performance against a group of peer companies. The peer group focuses on companies in the construction materials business. After this review, the committee determines the base salary for the chief executive and senior executives and determines the parameters for variable compensation.

4.2 Fixed compensation

4.2.1 Fixed compensation – base salary

Base salaries are reviewed annually and are determined by reference to appropriate benchmark information, taking into account an individual's responsibilities, performance, qualifications, experience and geographic location. The broad objective is to ensure that the base salary is set at median market levels. For the year ended 31 March 2006, the base salary of Rinker's chief executive was slightly below the 50th percentile of salaries of chief executives of a broad sample of comparable companies. For the senior executives as a group, the base salaries were also slightly below the 50th percentile of their peers in comparable companies.

4.2.2 Fixed compensation – other benefits

Rinker provides the chief executive, senior executives and other executives with other benefits commonly provided at their peer management level. These may include life insurance, tax preparation fees, vehicle allowance and club membership fees. Additionally, if applicable, it may include relocation and expatriate related expenses. All such benefits are included in the compensation disclosed for the chief executive and senior executives in section 8-table 1.

4.3 Variable compensation

The committee and the board believe that well designed and managed short term and long term incentive plans are important elements

3.2 Shareholdings continued

Senior executives' shareholdings continued

	Nature of holdings[1]	Balance 31 March 2005	Granted subject to performance hurdle	Net changes other[2]	Balance 31 March 2006
Duncan Gage president, Rinker Materials concrete pipe	Ordinary	–	–	–	–
	CASP / PSP[3]	100,000	110,000	–	210,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	40,121	–	–	40,121
	Total	**140,121**	**110,000**	**–**	**250,121**
Debra Stirling vice president corporate affairs and investor relations	Ordinary	214,077	–	50	214,127
	CASP / PSP[3]	43,531	31,000	–	74,531
	ESAP[4]	57,043	–	–	57,043
	US Deferral Plan[5]	–	–	–	–
	Total	**314,651**	**31,000**	**50**	**345,701**
Karl Watson, Jr president, Rinker Materials west	Ordinary	13,100	–	–	13,100
	CASP / PSP[3]	173,369	107,000	–	280,369
	ESAP[4]	143,768	–	–	143,768
	US Deferral Plan[5]	–	–	75,220	75,220
	Total	**330,237**	**107,000**	**75,220**	**512,457**
Karl Watson, Sr president and chief operating officer – US Construction Materials	Ordinary	10,500	–	31,299	41,799
	CASP / PS[3,6]	120,000	113,000	–	233,000
	ESAP[4]	–	–	–	–
	US Deferral Plan[5]	43,339	–	–	43,339
	Total	**173,839**	**113,000**	**31,299**	**318,138**

No directors or senior executives have entered into transactions that would limit the economic risk of their holdings in Rinker shares. The board has also agreed to prohibit such transactions, by any participant, in connection with unvested CASP or PSP shares to further safeguard the integrity of those plans.

1 *Including American Depositary Receipts (if applicable).*

2 *Includes changes resulting from purchases and sales during the year. This column will also show, when applicable, the vesting or forfeiture of shares held under CASP and PSP.*

3 *CASP and PSP shares are at risk and will be eligible to vest if performance criteria are met. PSP shares granted during the year ended 31 March 2006 were granted on 11 May 2005 and 16 February 2006. The number of shares listed includes shares that have been granted but may not yet have been purchased.*

4 *Shares purchased by the executive under the Employee Share Acquisition Plan scheme.*

5 *Shares acquired under Rinker Materials Benefit Restoration and Voluntary Deferral Plan.*

6 *Karl Watson, Sr announced his retirement effective 31 March 2006 (section 4.6 details the impact of his retirement on his PSP grants).*

of employee compensation, providing tangible incentives for employees to strive to improve Rinker's performance both in the short term and long term for the benefit of shareholders. Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way that gives them a common interest with shareholders.

The proportions of total compensation that may be received in variable form differ between Rinker group managers but are consistent with local practices in each country and take into account individuals' responsibilities, performance and experience. All variable compensation is tied to performance. (See section 8-table 1 for the proportions of variable compensation for the chief executive and senior executives.)

4.3.1 Variable compensation – short term incentive plan

The Short term Incentive (STI) Plan is designed to directly link variable compensation to financial performance. It is an integral part of the Rinker high performance culture and is designed to drive continuous performance improvement in each business in the Rinker group.

Under the STI, performance is measured through generation of economic profit (EP), a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital). The committee chose this measure as it is closely linked to the creation of additional value for shareholders. If EP is positive, shareholder value is being created. Through its design, the STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Since EP is measured at the operating unit level, each manager in the organisation has an incentive to maximise the EP of his or her operating unit.

Effective the year ended 31 March 2005, Rinker redesigned the STI plan to reward for sustained improvements in EP, clearly aligning participants' interests with those of shareholders. A goal of this design was to segregate the internal planning process from incentive plan targets by building in mechanisms that ensure that rewards are only paid for sustainable improvements in EP. This plan design was further reviewed during the year ended 31 March 2006 to determine if it was fulfilling the committee's goals. During this review the committee determined that it would be appropriate to slightly modify the original plan design for the chief executive and senior executives as described below.

Effective for the year ended 31 March 2006, the committee recommended and the board approved eliminating the contingent bonus reserve (including the balances existing at 31 March 2005 as disclosed in last year's annual report) for the chief executive, senior executives and a limited number of other executives. Additionally, the committee recommended and the board approved increasing the annual STI target incentive and the maximum annual payment limitation (plan limit) for the chief executive, US senior executives and a limited number of other US executives. Elimination of the contingent bonus reserve was made in order to align the timing of rewards for performance under the STI with the timing of that performance; while increasing the STI target percentages and plan limits for the US executives mentioned above will bring them more in line with Rinker's peers. The plan design has not changed for the remaining group of other executives who participate in the STI.

For the year ended 31 March 2006, the target bonus for the chief executive remains at 75 per cent for performance at or below target. For above target performance, his target bonus increases to 90 per cent of base salary and his annual plan limit increases to 200 per cent from 150 per cent of his base salary as at 31 March 2006. For the US senior executives, their target bonus remains at 55 per cent for performance at or below target. For above target performance, their target bonus increases to 65 per cent of base salary and their annual plan limit increases to 130 per cent from 100 per cent of their base salary as at 31 March 2006. No changes were made to the target bonus or plan limit for the Australian senior executives. Their target bonus remains at 55 per cent with a plan limit of 100 per cent of their base salary as at 31 March 2006. All other executives who participate in the STI continue to be subject to the plan limit of 100 per cent of their base salary as at 31 March 2006.

Other key components of the STI for the chief executive and senior executives include:

a. EP improvement targets are set for multiple years to encourage longer term decision-making and continuous improvement.

b. The committee has discretion to adjust the calculated awards for the chief executive and senior executives based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker's code of business ethics and to the organisation's values.

The responsibility for recommending final STI awards has been delegated to the committee by the board since they are in the most appropriate position to assess the performance of the chief executive and senior executives. Each year, the calculated results are reviewed by an independent third party and submitted to the committee. The committee then assesses Rinker's actual performance against targets and determines if discretionary adjustments are merited for the chief executive or senior executives. Once this review is complete, the committee will recommend to the board the final values of the STI to be paid to the chief executive and senior executives.

Based on the excellent performance of Rinker during the year ended 31 March 2006, as measured by improvement in EP and achievement of individual goals, the board has approved for the chief executive and senior executives incentive awards equal to US$5,289,844. This represents the maximum payout allowed under the STI for the chief executive and for most of the senior executives. These amounts are fully accrued and expensed in Rinker's accounts during the year in which they are earned.

4.3.2 Variable compensation – long term incentive plans

Rinker currently has two long term incentive plans outstanding: the Performance Share Plan (PSP) which was introduced effective the year ended 31 March 2005 and the Cash Award Share Plan (CASP), a legacy plan that has one grant issued (and is still outstanding). The CASP will continue until the completion of its performance period that will conclude between 11 August 2006 and 11 August 2008. Upon the conclusion of CASP, the PSP will be the only long term plan under which incentives may be offered.

The appropriate proportions of the outstanding awards granted under the PSP and CASP related to the years ended 31 March 2005 and 31 March 2006, have been included in section 8-table 1 under the heading "Share based incentives."

4.3.2a Long term incentive plans – performance share plan

The PSP is a long term equity incentive plan for Rinker's chief executive, senior executives and other executives making key contributions in Australia or the United States. The PSP is designed to align participants' interests with those of shareholders by increasing the total returns to Rinker's shareholders. Under the PSP, performance is measured by comparing Rinker's total shareholder return (TSR) (which takes into account share price appreciation and dividends received over the relevant period) with a group of peer companies. (See section 4.3.2c for the lists of peer companies.) This is an equity based plan under which participants can earn Rinker shares or American Depositary Receipts (ADRs) or both. The committee believes this best aligns the interests of participants in the PSP with those of its shareholders as it measures Rinker's performance in generating returns to shareholders against its peer group of companies.

During the year ended 31 March 2006 the committee undertook a review of the PSP design. Among other factors considered during this review, the committee also took into account concerns expressed by shareholders when considering the adoption of last year's remuneration report. After this review, the committee recommended and the board approved modifications to future grants. Effective with grants awarded in the year ended 31 March 2007 and thereafter, a portion of the award will vest at 50th percentile performance and increase up to 100 per cent vesting at 75th percentile performance versus the group of peer companies. No portion of the awards will vest for performance below the 50th percentile when compared to the peer group of companies.

Although the maximum number of shares that could vest for each individual participant is limited by the number of shares granted, as the market price of the shares increases (or decreases) so does the value of the grant to the participants.

The initial value of the award that can be potentially earned by a participant is based on market data, Rinker's financial performance, as well as level of responsibility and individual performance. In establishing the grants related to the year ended 31 March 2006, the board also took into consideration the contingent bonus reserve amounts eliminated for the chief executive and senior executives as described in section 4.3.1. Shares are acquired on market, on behalf of participants. The shares only vest if performance and time qualifications are met.

The initial value of the potential award, as referred to above, is applied under the PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the Australian Stock Exchange (ASX) or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting. Each participant may direct the plan trustee how to vote any shares held on the participant's behalf. In the absence of those directions the shares will not be voted.

As at 31 March 2006 there were two grant cycles outstanding under the PSP. The performance period for the PSP begins on 1 April of each cycle. The vesting hurdle for both cycles is Rinker's TSR percentile ranking within a group of peer companies between:

- 1 April 2004 and 31 March 2007 for the grant made during the year ended 31 March 2005; and
- 1 April 2005 and 31 March 2008 for the grants made during the year ended 31 March 2006.

The following summarises the performance for the two cycles currently issued and outstanding:

Year ending 31 March	Share price at start of performance period	Share price as at 31 March 2006	Increase over share price at start of performance period	TSR average as at 31 March 2006[1]	Percentile ranking when compared to a peer group of companies
2005	A$7.05 on 1 April 2004	A$19.85	182%	64.4%	92nd percentile
2006	A$10.90 on 1 April 2005	A$19.85	82%	65.2%	70th percentile

1 See section 4.3.2c footnote 1 for details pertaining to the TSR calculation.

To ensure objectivity in assessing performance, at the end of each performance period, an independent third party will review Rinker's TSR performance and its ranking against the group of peer companies. For both cycles, 20 per cent of the award will vest at 25th percentile performance and increase up to 100 per cent vesting at 75th percentile performance versus the group of peer companies (see section 4.3.2c).

The charts below show Rinker's total shareholder return compared with its group of peer companies for the grants issued during the years ended 31 March 2005 and 31 March 2006.

Participants who have not already reached the target share ownership levels established under Rinker's share ownership guidelines (see section 3) will be encouraged to retain at least 25 per cent of vested shares.

Performance of Rinker for year ended 31 March 2005 performance share plan

From 1 April 2004 to 31 March 2006


Two-year average actual TSR performance
20.8%
30.8%
41.4%
53.8%
65.8%
Rinker
20.8%
23.4%
29.7%
30.7%
31.1%
37.8%
37.9%
46.0%
52.2%
53.5%
53.9%
57.6%
64.4%
65.8%
Percentile Performance
25th%
50th%
75th%
100th%
Peer companies
Rinker

Performance of Rinker for year ended 31 March 2006 performance share plan

From 1 April 2005 to 31 March 2006



One-year actual TSR performance
20.3%
43.2%
51.6%
67.7%
118.9%
Rinker
20.3%
27.0%
40.4%
42.4%
48.1%
48.3%
50.3%
53.4%
53.5%
65.2%
68.7%
78.3%
92.1%
118.9%
Percentile Performance
25th%
50th%
75th%
100th%
Peer companies
Rinker

4.3.2b Long term incentive plans – cash award share plan

The CASP is a long term equity incentive plan for Australian-based senior executives and other executives making key contributions that was also designed to promote the total shareholder return of Rinker shares. This plan mirrored a similar plan operating in CSR Limited at the time of Rinker's demerger from CSR and was introduced shortly following the demerger. CASP was superseded by the Performance Share Plan, effective from 1 April 2004.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. To ensure objectivity in assessing performance, prior to the end of the performance period, an independent third party will review Rinker's total shareholder return and its ranking against the S&P/ASX 200.

Each offer is also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of grant or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting. The plan rules specify the basis on which any bonus shares issued in respect of shares received under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held.

Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of those directions, the shares will not be voted.

The chart below illustrates the performance of Rinker relative to the S&P/ASX 200.

Performance* of Rinker for cash award share plan

From 11 August 2003 to 31 March 2006
Rinker's total shareholder return compared to the S&P/ASX 200



Total shareholder return %
300
250
200
150
100
50
285.5%
82.8%
S&P/ASX 200
Rinker

* The performance period for the CASP began 11 August 2003 when Rinker's share price was A$5.40. As at 31 March 2006, Rinker's share price was A$19.85, an increase of 267.6 per cent; and Rinker's total shareholder return for this period was 285.5 per cent.

4.3.2c Long term incentive plans – summary

The table is presented on page 42.

4.4 Company performance

Rinker's strong performance over the past three years has resulted in high levels of compensation being paid to some employees participating in the short term incentive plan. If performance is maintained, we anticipate the current long term plans to vest. Because these plans are designed to align participant's interest with those of shareholders, both have benefited from Rinker's strong performance to date.

The performance charts included under sections 4.3.2a and 4.3.2b illustrate the relationship of Rinker's long term incentive plans to current performance. As described in each of these sections, the long term incentive plans measure performance through total shareholder return as compared to a peer group of companies or the S&P/ASX 200.

The charts below illustrate the performance of Rinker's ordinary shares since they began trading on 31 March 2003, after the demerger from CSR Limited. Rinker's share price has increased 303 per cent over the subsequent three-year period, during which Rinker paid six dividends totalling 56 A$ cents per ordinary share. Final and special dividends of 24 A$ cents and 40 A$ cents, respectively, per ordinary share have been declared for the year ended 31 March 2006. Additionally, shareholders will consider a return of capital of A$0.50 cents per share at the annual general meeting to be held on 18 July 2006.

Rinker's share price appreciation compared to a group of peer companies, S&P/ASX 200 and S&P 500 index

From 31 March 2003 to 31 March 2006
Percent appreciation



S&P 500 index
53%
S&P/ASX 200 index
78%
Average Peer Group Performance
188%
Rinker Group Limited
303%

Rinker's share price performance

Year ended 31 March



Share price (A$)
25
20
15
10
5
2004
2005
2006
Share price – high
Share price – low
Share price – close

Year ended 31 March (amounts in A$ unless stated)	2006	2005	2004
Share price – high	**$20.00**	$11.92	$7.34
Share price – low	**$10.61**	$6.62	$4.50
Share price – close	**$19.85**	$10.80	$6.95
Dividends paid per share[1]	**$0.28**	$0.15	$0.13
Earnings per share (US$ cents)[2]	**80.2**	52.3	37.1

1 *Final and special dividends of A$0.24 and A$0.40, respectively, per share have been declared for the year ended 31 March 2006. This will bring the total dividends paid per share since Rinker began trading on 31 March 2003, after the demerger from CSR Limited, to A$1.20 per share. Additionally, shareholders will consider a return of capital of A$0.50 per share at the annual general meeting to be held on 18 July 2006.*

2 *Year ended 31 March 2005 and 31 March 2006 represent diluted earnings per share prepared in accordance with A-IFRS. Since A-IFRS was adopted as of 1 April 2004, year ended 31 March 2004 has been adjusted on a pro forma basis to enhance comparability.*

4.3.2c long term incentive plans – summary continued

Feature	Cash award share plan (CASP) Year ended 31 March 2004	Performance share plan (PSP)[1] Year ended 31 March 2005	Year ended 31 March 2006	Year ended 31 March 2007
Offered to	Australian-based executives	Australian and US-based executives	Australian and US-based executives	Australian and US-based executives
Grant cycle	Not applicable – Legacy plan Qualifying / performance period for the only grant issued has not yet concluded	Annual grants with performance based vesting three years from grant date	Annual grants with performance based vesting three years from grant date	Annual grants with performance based vesting three years from grant date
Measurement from to	Remaining grant 11 August 2003 11 August 2006	 1 April 2004 31 March 2007	 1 April 2005 31 March 2008	 1 April 2006 31 March 2009
Qualifying / performance period ends	11 August 2008	31 March 2007	31 March 2008	31 March 2009
Performance condition	Total shareholder return compared to S&P/ASX 200	Total shareholder return ranking within a peer group of companies	Total shareholder return ranking within a peer group of companies	Total shareholder return ranking within a peer group of companies
Vesting schedule	TSR <= S&P/ASX 200 = 0% TSR > S&P/ASX 200 = 100%	<25th percentile = 0% 25th – 50th percentile = 20% – 40% 50th – 75th percentile = 40% – 100% >75th percentile = 100%	<25th percentile = 0% 25th – 50th percentile = 20% – 40% 50th – 75th percentile = 40% – 100% >75th percentile = 100%	< 50th percentile = 0% 50th – 75th percentile = 50% – 100% >75th percentile = 100%
Percentile ranking as at 31 March 2006	NA	92nd percentile	70th percentile	NA
Peer group[2]	S&P/ASX 200	Boral Limited; Cemex SA de CV; CRH plc; Florida Rock Industries, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge North America, Inc.; Lafarge SA; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; US Concrete, Inc.; and Vulcan Materials Company	Boral Limited; Cemex SA de CV; CRH plc; Florida Rock Industries, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge North America, Inc.; Lafarge SA; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; US Concrete, Inc.; and Vulcan Materials Company	Boral Limited; Cemex SA de CV; CRH plc; Eagle Materials, Inc.; Florida Rock Industries, Inc.; Granite Construction, Inc.; Hanson plc; Heidelberg Cement AG; Holcim Limited; Lafarge North America, Inc.; Lafarge SA; Martin Marietta Materials, Inc.; St. Lawrence Cement Group, Inc.; Texas Industries, Inc.; US Concrete, Inc.; and Vulcan Materials Company

1 *For the PSP, the annual TSR takes into account share price appreciation and dividends received over the relevant period.*
Beginning and ending share prices will be calculated from a 30 day trading average. The TSR for the three-year performance cycle will be calculated as the average for the three annual TSRs.

2 *At the discretion of the committee, the companies listed as members of the peer group under the PSP may be added to or deleted for purposes of calculating performance under each grant. As a result of consolidation in the construction materials industry during the year ended 31 March 2005, Aggregate Industries plc and RMC Group plc have been removed from the peer group and Cemex SA de CV has been added. Effective with the year ended 31 March 2007 grant, the committee added Eagle Materials, Inc., Granite Construction, Inc. and Texas Industries, Inc. to the peer group.*

4.5 Retirement and superannuation benefits

Rinker provides retirement and superannuation benefits for its employees, including the chief executive and senior executives as discussed in more detail in sections 4.5.1 and 4.5.2 below. All such benefits are included in the compensation disclosed for the chief executive and senior executives in section 8-table 1.

4.5.1 Benefits for Australian employees

Employees in Australia, including the applicable senior executives, are members of one of the two divisions of a Rinker group sponsored superannuation pension fund. The defined benefit division fund (a long-established plan available only to a limited number of former CSR employees, which ceased accepting new members from 1987) provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The accumulation division fund provides a lump sum benefit equal to the balance of a member's account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

4.5.2 Benefits for United States employees

Employees in the US, including the applicable senior executives, may participate in the Rinker Materials 401(k) Plan and the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. Both Plans are defined contribution plans, with contributions made by both the employee and the company.

The Rinker Materials 401(k) Plan, which is open to US employees, allows participants to make contributions up to the annual IRS deferral limits. The company will then match, subject to IRS limits, up to 3 per cent of eligible compensation and will annually make a profit sharing contribution to eligible participant accounts.

The Rinker Materials Benefit Restoration and Voluntary Deferral Plan is open to the chief executive, senior executives and other executives of Rinker Materials. (Additionally, this plan is open to US-based non-executive directors as discussed in more detail under section 7.) This plan allows eligible participants to defer a portion of their base salary and incentive awards. If applicable, company matching and profit sharing contributions are made to eligible participants to restore company contributions that would have been made under the Rinker Materials 401(k) Plan had that plan not been subject to annual IRS deferral limits. Both the company matching and profit sharing contributions are determined based on base salary and short term incentive compensation and, additionally, are limited to:

- 3 per cent for the company matching contribution, and
- the annual profit sharing contribution percentage approved under the Rinker Materials 401(k) Plan.

These limits are inclusive of any contributions made under the Rinker Materials 401(k) Plan and represents Rinker's full commitment (or obligation) to the eligible participants. The company does not make any other contributions to the participants on behalf of this plan.

Under section 8-table 1, the amounts deferred are included under the headings "Base salary" and "Short term incentive" and the company matching and profit sharing contributions are included under "Other post employment." At the time of this report, there were no long term incentive deferrals made into the plan.

4.6 Retirement of a senior executive

The president and chief operating officer, US Construction Materials, Karl Watson, Sr, announced his retirement effective 31 March 2006. In accordance with his employment contract, Mr Watson, Sr has a two-year non-compete agreement and may not work with any person or entity that is engaged in the construction materials industry that directly or indirectly competes with Rinker.

His retirement does not trigger any severance or other payments. Upon his retirement, he will forfeit one-third (or 40,000 shares) of the PSP shares granted to him during the year ended 31 March 2005 and two-thirds (or 75,335 shares) of the PSP shares granted to him during the year ended 31 March 2006. To ensure a smooth transition, effective 1 April 2006, Mr Watson, Sr will consult as needed for a three-year period. Mr Watson, Sr has agreed to have no conflicting interests with Rinker while he is engaged as a consultant.

5. Executive director

At the date of this report there is one executive director on the board of directors, Mr David Clarke, age 62, chief executive.

Mr Clarke was appointed by the board as president and chief executive officer of Rinker on 1 April 2003. Prior to the demerger from CSR Limited, Mr Clarke had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. Mr Clarke's entire professional career has been in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.

5.1 Retirement and superannuation benefits for the chief executive

In addition to the retirement benefits outlined in section 4.5.2, Mr Clarke participates in the Rinker group sponsored Australian defined benefit division fund. Under this fund, he is entitled to a one-time lump sum payment upon his retirement. Other than this one-time lump sum payment, no additional superannuation or pension benefits are payable to Mr Clarke under this plan.

The defined benefit division fund provides a lump sum, initially calculated by multiplying a member's years of service by 25 per cent of their average base compensation over their final three years of service. This lump sum calculation is based on an assumed company contribution level of 12 per cent of base compensation. To the extent that actual contribution levels are greater or less than 12 per cent (typically as a result of salary sacrifice elections by members, transfers from other funds and any applicable superannuation surcharge taxes), the value of that difference (and earnings or interest thereon) is, respectively, added to or deducted from the lump sum calculation. In Mr Clarke's case, no company contributions have been made since he became eligible to participate in Rinker Materials 401(k) Plan and Rinker Materials Benefit Restoration and Voluntary Deferral Plan for US employees.

5.2 Employment and termination arrangements for the chief executive

5.2.1 Employment Contract

Mr Clarke has a three-year employment contract with the company that automatically extends the employment term by one year on the anniversary date of his contract unless written notice is given by either Mr Clarke or Rinker that the contract is not to be extended. This notice must be given at least 180 days prior to the anniversary date. Under the contract, Mr Clarke receives an annual salary, participation in both short and long term incentive plans, regular company retirement, health and welfare plans, and reasonable perquisites that are similar to those of comparable chief executive officers.

A copy of Mr Clarke's employment contract was filed with the US Securities Exchange Commission (SEC) as an exhibit to Rinker's 2004 SEC Form 20-F and is available on Rinker's internet site.

5.2.2 Termination arrangement

After considering independent advice, the board is satisfied that Mr Clarke's termination benefits, as set out below, are reasonable, having regard to current US employment practices.

If Mr Clarke resigns from his employment, he is entitled to the full amount of his salary through to termination date and any unpaid amounts accrued for unused leave. The board may, in its sole discretion, also elect to pay Mr Clarke a pro rata portion of his short term incentive for the period of his active employment during the financial year.

If during his employment period (as defined in Mr Clarke's employment contract), the company terminates the employment of Mr Clarke other than for cause (as defined in Mr Clarke's employment contract), or Mr Clarke resigns from his employment for good reason (as defined in Mr Clarke's employment contract) the company is required to:

- Pay Mr Clarke, in a lump sum, a pro rata portion of his short term incentive and amounts accrued for unused leave.
- Determine Mr Clarke's eligibility to vest in a pro rata share of long term incentives in progress at the time of his termination, in accordance with plan rules.
- Pay Mr Clarke amounts he would have received in the following 24 months, at the times indicated in his employment contract, for his base salary and short term incentive at target performance. Additionally, Mr Clarke would continue to receive any other benefits, with the exception of new long term incentive opportunities, he was entitled to at time of termination for the following 24 months.
- Provide Mr Clarke with professional outplacement services valued up to US$15,000.

If, during the employment period, Mr Clarke is terminated for cause, Rinker will have no further obligations, other than the amount of base pay due to Mr Clarke through his termination date and any unpaid amounts accrued for unused leave.

Upon termination of Mr Clarke's employment for any reason, Mr Clarke is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

6. Employee share plans

6.1 Rinker employee share acquisition plan

The Rinker Employee Share Acquisition Plan (ESAP) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax compensation or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held in trust for the participant. These shares are not subject to performance conditions since they are being purchased in lieu of receiving bonuses where the performance condition has already been satisfied or are being purchased with fixed compensation. The value of the shares purchased is included under "Fees", "Base salary" and/or "Short term incentive" under section 8-table 1.

Eligibility to participate in ESAP is determined by the Rinker board.

Shares may be retained in ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits currently only apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to them.

Withdrawal of shares from ESAP and transfer to a participant or sale requires the approval of the Rinker board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions).

Participants may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such directions, the shares will not be voted.

6.2 Rinker universal share plan

Rinker's Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. The plan encourages general employee share ownership and enables participants to qualify for the limited favourable tax treatment in Australia for broad-based employee share plans. For this reason, this plan is not subject to performance conditions. Employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.

Prior to the year ended 31 March 2006, the maximum number of shares available for each employee under the plan was set by the board on the recommendation of the committee, and was issued annually. Effective the year ended 31 March 2006, the committee recommended and the board approved changing from the maximum number of shares to a dollar amount that would be applied to acquire the shares on market during the year. Commencing 1 July 2005 the maximum level an employee could contribute was set at A$1,000 (US$749) per year.

No loan facility is offered under USP.

Shares acquired under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares, and are purchased on market during appropriate trading windows. During the year ended 31 March 2006, 69,840 shares were purchased in total for the 1,565 employees who participated in USP.

Shares acquired under USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

7. Non-executive directors compensation structure

All compensation received by the non-executive directors is detailed in section 8-table 1 of this report.

Fees for non-executive directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies is considered in detail. Non-executive directors' fees are recommended by the compensation & human resources committee and determined by the board within the aggregate annual limit of A$1,250,000 (US$936,375) approved by shareholders at the July 2004 annual general meeting.

At the July 2006 annual general meeting, the board will be seeking shareholder approval to increase the aggregate annual limit from A$1,250,000 (US$936,375) to A$1,700,000 (US$1,273,470). The board is making this request to provide future flexibility to increase the size of the board, when appropriate, for succession planning purposes and to allow for some future increases in fees to maintain market competitiveness and to reflect increasing demands on non-executive directors.

For the year ended 31 March 2006, Rinker paid non-executive directors base fees of A$120,000 (US$89,892) per year. The chairman received A$330,000 (US$247,203) per year (inclusive of committee fees) and the deputy chairman received a base fee of A$240,000 (US$179,784) (inclusive of committee fees). Non-executive directors, other than the chairman and deputy chairman, who were members of committees (other than the nominations committee) received additional compensation. Members of the audit committee received an additional A$12,000 (US$8,989) (were the position of audit committee chair not occupied by the deputy chairman, A$18,000 (US$13,484) would be payable for that role) and members of both the safety, health & environment committee and the compensation & human resources committee received an additional A$8,000 (US$5,993) (A$12,000 (US$8,989) for those committee chairs).

Rinker's non-executive directors (other than John Ingram, who joined the board on 1 October 2003) were, prior to Rinker's demerger from CSR Limited, previously non-executive directors of either CSR Limited or Rinker Materials and were entitled to retirement benefits under those companies' non-executive directors' retirement plans. Those plans provided for payment on retirement of a maximum amount equal to a director's last three years compensation after five years of service (pro rata for a lesser period). At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR Limited or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan. In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from 31 March 2004. Rinker has accrued a provision of A$1,362,384 (US$1,020,562) in respect of those benefits.

Consistent with the freezing of retirement benefits, fees are now inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances). Rinker will also take those contributions into account in calculating the total amount able to be paid to non-executive directors, even though Rinker's constitution excludes these amounts.

During the year ended 31 March 2006, the committee recommended and the board approved a recommendation for US-based non-executive directors of Rinker to be eligible to defer all or a portion of their board and committee fees into the Rinker Materials Benefit Restoration and Voluntary Deferral Plan. This is a defined contribution plan open to senior level executives in the US and US-based non-executive directors. Unlike executives in the US, where Rinker will contribute matching and profit sharing contributions (as described in section 4.5.2) Rinker does not match any contribution made by non-executive directors. Amounts deferred are included under "Fees" in section 8-table 1.

In conjunction with external advice, the committee recommended, and the board approved, an increase for non-executive director base and committee fees effective from 1 April 2006 as listed below.

Base Fees:

- chairman base fees increased to A$375,000 (US$280,913) inclusive of committee fees
- deputy chairman base fees increased to A$270,000 (US$202,257) inclusive of committee fees
- non-executive directors base fees increased to A$135,000 (US$101,129).

Committee Fees (for non-executive directors other then the chairman and deputy chairman):

- audit committee member fees increased to A$15,000 (US$11,237) (the audit committee chair fee increased to A$30,000 (US$22,473) were the position of audit committee chair not occupied by the deputy chairman)
- safety, health & environment committee member fees and the compensation & human resources committee member fees increased to A$12,000 (US$8,989) (the chairman fee for both committees increased to A$24,000 (US$17,978))
- nomination committee members and chairman do no receive any additional compensation.

The compensation of non-executive directors is fixed. They do not participate in any incentive plans available to executives and do not receive any non-monetary and other benefits; however, they may participate in the ESAP or the Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

8. Key management personnel compensation details

The tables below set out compensation details for all key management personnel.

Table 1: Compensation for key management personnel
(Amounts in US$)

		Short term employee benefits			Post employment benefits		Share based incentives		
Non-executive directors		Fees[1]	Short term incentive[1,2]	Non-monetary and other benefits[3]	Pension and superannuation	Other post employment[4]	Equity[5]	Total	% Performance related
John Morschel[6,7] chairman	2006	$247,203	NA	NA	NA	NA	NA	$247,203	NA
	2005	$221,916	NA	NA	NA	NA	NA	$221,916	NA
Marshall Criser[6,8] deputy chairman	2006	$179,784	NA	NA	NA	NA	NA	$179,784	NA
	2005	$162,738	NA	NA	NA	NA	NA	$162,738	NA
John Ingram[6,7] director	2006	$107,870	NA	NA	NA	NA	NA	$107,870	NA
	2005	$99,122	NA	NA	NA	NA	NA	$99,122	NA
John Arthur[6,7,9] director	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA
Walter Revell[6] director	2006	$104,874	NA	NA	NA	NA	NA	$104,874	NA
	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA
Sub-total non-executive directors	**2006**	**$744,605**	**NA**	**NA**	**NA**	**NA**	**NA**	**$744,605**	**NA**
	2005	**$676,104**	**NA**	**NA**	**NA**	**NA**	**NA**	**$676,104**	**NA**

		Short term employee benefits			Post employment benefits		Share based incentives		
Senior executives		Base salary[1]	Short term incentive[1,2]	Non-monetary and other benefits[3]	Pension and super-annuation	Other post employment[4]	Equity[5]	Total	% Performance related
David Clarke[10] chief executive	2006	$857,500	$1,800,000	$61,100	$583,998	$116,676	$1,921,261	$5,340,535	70%
	2005	$792,500	$815,000	$48,872	$256,609	$145,203	$628,333	$2,686,517	54%
Karl Watson, Jr[11] president, Rinker Materials west	2006	$352,000	$449,540	$68,465	$0	$36,440	$510,143	$1,416,588	68%
	2005	$326,250	$293,434	$219,433	$0	$23,936	$223,835	$1,086,888	48%
Karl Watson, Sr[11,12] president and chief operating officer, US Construction Materials	2006	$357,000	$473,200	$38,157	$0	$52,408	$449,785	$1,370,550	67%
	2005	$337,500	$337,517	$34,267	$0	$55,856	$150,800	$915,940	53%
Tom Burmeister[11] chief financial officer	2006	$357,000	$473,200	$39,015	$0	$49,852	$449,785	$1,368,852	67%
	2005	$337,500	$337,517	$37,734	$0	$53,100	$150,800	$916,651	53%
David Berger[11] vice president strategy and development	2006	$340,000	$461,500	$22,137	$0	$45,424	$443,518	$1,312,579	69%
	2005	$310,000	$313,408	$22,232	$0	$37,962	$150,800	$834,402	56%
Sharon DeHayes[6,11] chief executive, Readymix	2006	$337,000	$311,897	$170,006	$0	$47,475	$440,385	$1,306,763	58%
	2005	$310,000	$304,620	$209,559	$0	$47,610	$150,800	$1,022,589	45%
Duncan Gage[11] president – Rinker Materials concrete pipe	2006	$315,000	$422,500	$30,901	$0	$40,811	$411,054	$1,220,266	68%
	2005	$292,500	$296,358	$29,191	$0	$42,950	$125,667	$786,666	54%
Ira Fialkow[11] vice president shared services	2006	$311,000	$418,600	$19,520	$0	$41,676	$399,847	$1,190,643	69%
	2005	$285,000	$289,300	$19,010	$0	$42,451	$125,667	$761,428	54%
Peter Abraham[6,10,13] general counsel and company secretary	2006	$308,625	$246,449	$1,192	$148,472	$0	$207,154	$911,892	50%
	2005	$288,625	$223,768	$1,128	$188,777	$0	$82,051	$784,349	39%
Debra Stirling[6,13,14] vice president corporate affairs and investor relations	2006	$265,957	$232,958	$929	$34,620	$0	$147,642	$682,106	56%
	2005	$251,991	$213,620	$854	$33,647	$0	$56,797	$556,909	49%
Sub-total senior executives	**2006**	**$3,801,082**	**$5,289,844**	**$451,422**	**$767,090**	**$430,762**	**$5,380,574**	**$16,120,774**	**66%**
	2005	**$3,531,866**	**$3,424,542**	**$622,280**	**$479,033**	**$449,068**	**$1,845,550**	**$10,352,339**	**51%**
Total key management personnel[15]	**2006**	**$4,545,687**	**$5,289,844**	**$451,422**	**$767,090**	**$430,762**	**$5,380,574**	**$16,865,379**	**NA**
	2005	**$4,207,970**	**$3,424,542**	**$622,280**	**$479,033**	**$449,068**	**$1,845,550**	**$11,028,443**	**NA**

1 *For the US senior executives and directors, includes amounts deferred into Rinker's 401(k) Plan and/or Rinker Materials Benefit Restoration and Voluntary Deferral Plan. For the Australian senior executives and directors, includes shares purchased under the Employee Share Acquisition Plan.*

2 *Amounts shown represent the amount of the short term incentive awards earned by each named executive for performance.*

3 *For the year ended 31 March 2006, non-monetary and other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Mr Clarke, it also includes tax preparation fees. For Ms DeHayes and Mr Watson, Jr this column also contains expatriate and/or relocation related expenses.*

Additionally, non-monetary and other benefits include interest imputed on a loan of US$59,000 to Mr Burmeister that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon his termination of employment. There were no loans made to any key management personnel during the year.

4 *Other post employment includes the company matching and profit sharing contributions under the Company's 401(k) Plan and/or the Rinker Materials Benefit Restoration and Voluntary Deferral Plan as discussed in section 4.5.2. Under the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, the company matching and profit sharing contributions included in the table represent Rinker's full commitment (or obligation) to the named executives under this plan.*

5 *Annual grants are amortised over a three-year period.*

Amounts shown for 2005 include the pro rata value (one-third) of the fair value of the CASP grant and the year ended 31 March 2005 PSP grant.

Amounts shown for 2006 include the pro rata value (one-third) of the fair value of:

- *the CASP grant*
- *the year ended 31 March 2005 PSP grant; and*
- *the year ended 31 March 2006 PSP grants.*

Amounts shown will increase further next year with the issuance of the 2007 PSP grant and pro rata value (one-third) of the fair value of each of the 2005, 2006 and 2007 PSP grants included.

Amounts for 2005 and 2006 are calculated in accordance with A-IFRS as required under Australian Accounting Standard AASB 124.

For the 11 May 2005 grant, the fair value was calculated at US$6.41 and for the 16 February 2006 grant, the fair value was calculated at US$9.40. The fair values were calculated by independent external advisors using the binomial pricing model and are not necessarily indicative of the eventual value that may or may not be realised by the executive.

Total dividends received by the executives are included in the above amounts. For the year ended 31 March 2006, dividends were paid on CASP and PSP grants totaling US$418,588.

6 *All amounts shown for the non-executive directors, Mr Abraham, Ms Stirling and a portion of the non-monetary and other benefits for Ms DeHayes were paid in Australian dollars and have been converted at an exchange rate of A$1.00/US$0.74910 for 2006 and A$1.00/US$0.73972 for 2005.*

7 *Mr Arthur, Mr Ingram and Mr Morschel all participated in ESAP during the year. Of the above totals, Mr. Arthur received A$122,000 (US$91,390), Mr Ingram received A$24,000 (US$17,978) and Mr. Morschel received A$90,000 (US$67,419) in the form of ESAP shares, with the balance in cash. These amounts are included under "fees."*

8 *Included in Mr Criser's fees are the amounts deferred into Rinker Materials Benefit Restoration and Voluntary Deferral Plan.*

9 *Included in Mr Arthur's fees are compulsory superannuation contributions of A$11,466 (US$8,589).*

10 *The pension and superannuation amounts shown for Mr Clarke and Mr Abraham represent the increase during the year ended 31 March 2006 in the actuarial value (of their one-time lump sum benefit payable upon retirement) of amounts accrued in the defined benefit superannuation plan. The actuarial amounts include projections of future salary, vested years of service and retirement date. These amounts are discounted based on the latest available current ten-year government bond yields.*

In 2006 an increase was made in the salary used to calculate Mr Clarke's superannuation. The previous calculation adjusted a notional salary (established before Rinker demerged from CSR Limited) by the annual base salary percentage increase. This resulted in a calculation that was significantly below both actual salary and market based benchmark data. Effective with the year ended 31 March 2006, his actual US base salary is being used for the calculation converted to Australian dollars at the current exchange rate at the time of any change in that base salary. (See section 5.1 for additional details regarding this benefit.)

11 *After considering independent advice, the board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.*

The duration of employment agreements with the relevant executives are for three years, which automatically extend by one year on the anniversary date of the agreements unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.

If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year.

If, during the employment period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive's employment contract) the company is required to:

- *Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive and amounts accrued for unused leave.*
- *Determine the executives' eligibility to vest in a pro rata share of long term incentives in progress at the time of his or her termination, in accordance with plan rules.*
- *Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits, with the exception of new long term incentive opportunities, he or she was entitled to at time of termination for the following 24 months.*
- *Provide the executive with professional outplacement services valued up to US$10,000.*

If, during the employment period, the company terminates the employment of the executive for cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts accrued for unused leave.

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

12 *Karl Watson, Sr announced his retirement effective 31 March 2006.*

13 *Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total compensation (including target incentives) or three months' base compensation (base compensation is equivalent to approximately 75 per cent of fixed compensation) plus 0.7 months base compensation per year of service, not to exceed 24 months. As at 31 March 2006, Mr Abraham had 26 years of service and Ms Stirling had seven years.*

Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts accrued for unused leave.

14 *For Ms Stirling, pension and superannuation benefits represent the company's contributions made to accumulation superannuation plans in Australia. (See section 4.5.1 for additional details.)*

15 *All information in the above table is in compliance with A-IFRS and is based on Australian Accounting Standard AASB 124 rather than AASB 1046. Had AASB 1046 been followed, the amounts disclosed under equity would have been one-third of the full market value at the date of grant as disclosed in table 2 versus one-third of the fair value as calculated under the binomial pricing model. No compensation was paid/earned that would have been disclosed under the columns covering "Other long term Employee benefits" and "Termination benefits"; these columns are therefore not included.*

8.1 Payment details of performance related compensation

8.1.1 Short term incentive plan

Awards under the STI are made in each financial year and relate only to performance in that financial year. Accordingly, 100 per cent of the STI awards to the chief executive and senior executives for the year ended 31 March 2006 (2006 STI) vested in that year and will be paid during the year ended 31 March 2007. No part of the 2006 STI awards for the chief executive and senior executives are payable in, or in respect of performance in, any other financial year. For the chief executive and senior executives, zero percent of the 2006 STI awards were forfeited in the year ended 31 March 2006 (based on the STI award for target performance).

A description of the STI is contained in section 4.3.1 on page 39, which includes a description of the elimination of the contingent bonus reserve applicable to STI awards from previous years for the chief executive, senior executives and a limited number of other executives. As described in section 4.3.2a on page 40, the elimination of the contingent bonus reserve was taken into account in establishing the PSP grants for the year ended 31 March 2006.

8.1.2 Long term incentive plans

A description of Rinker's long term incentive plans (PSP and CASP) is contained in sections 4.3.2a and 4.3.2b. As noted in those sections, zero per cent of each outstanding grant under PSP and CASP was paid, vested or forfeited during the year ended 31 March 2006 because the performance period for each of those grants extends beyond 31 March 2006. The following table sets out a summary of the value of grants under PSP and CASP that may be made in financial years after the year ended 31 March 2006.

Table 2: Long term incentive awards for the chief executive and senior executives
(Amounts in US$)

	Conclusion of performance period[1] during each applicable year ended March (YEM)	Minimum value of grant in future years	Maximum value[2] of grant in future years
David Clarke			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$2,966,277
PSP – YEM 06	YEM 08	$0	$4,667,118
Total			**$7,633,395**
Karl Watson, Jr			
CASP – YEM 04	YEM 07 – YEM 09	$0	$213,182
PSP – YEM 05	YEM 07	$0	$711,907
PSP – YEM 06	YEM 08	$0	$999,824
Total			**$1,924,913**
Karl Watson, Sr			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$711,907
PSP – YEM 06	YEM 08	$0	$1,076,681
Total			**$1,788,588**
Tom Burmeister			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$711,907
PSP – YEM 06	YEM 08	$0	$1,076,681
Total			**$1,788,588**
David Berger			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$711,907
PSP – YEM 06	YEM 08	$0	$1,051,062
Total			**$1,762,969**
Sharon DeHayes			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$711,907
PSP – YEM 06	YEM 08	$0	$1,038,253
Total			**$1,750,160**
Duncan Gage			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$593,255
PSP – YEM 06	YEM 08	$0	$1,038,253
Total			**$1,631,508**
Ira Fialkow			
CASP – YEM 04	YEM 07 – YEM 09	$0	$0
PSP – YEM 05	YEM 07	$0	$593,255
PSP – YEM 06	YEM 08	$0	$994,805
Total			**$1,588,060**
Peter Abraham			
CASP – YEM 04	YEM 07 – YEM 09	$0	$111,031
PSP – YEM 05	YEM 07	$0	$207,639
PSP – YEM 06	YEM 08	$0	$452,831
Total			**$771,501**
Debra Stirling			
CASP – YEM 04	YEM 07 – YEM 09	$0	$74,022
PSP – YEM 05	YEM 07	$0	$148,314
PSP – YEM 06	YEM 08	$0	$331,177
Total			**$553,513**

1 The financial years, after the year ended 31 March 2006, for which the grant will be payable (able to be released from the plan) if performance criteria are satisfied. For PSP, the number of shares vested based on performance will be measured as at 31 March of the YEM year listed. PSP shares will be released to the participants in the financial year following the conclusion of the performance period.

2 The maximum value of a grant in future years is equal to the number of shares in the grant multiplied by the value per share. The value per share is based on the market value at the date of grant as required by Australian Accounting Standard AASB 1046 pursuant to regulation 2M.3.03(2) of the Corporations Regulations. For CASP, the market value was A$5.40 and for the YEM 05 PSP grant it was A$8.02; both were converted at an exchange rate of A$1.00/US$0.73972. For the YEM 06 PSP grants, the market value was A$11.60 for the 11 May 2005 grant and A$17.10 for the 16 February 2006 grant; both were converted at an exchange rate of A$1.00/US$0.74910.

Directors' report

The directors of Rinker Group Limited (Rinker) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the year ended 31 March 2006 (the Rinker group).

Review of operations and results

A review of the Rinker group's operations and the results for the financial year to 31 March 2006 is set out on pages 4 to 21 and 26 to 27 and in the accompanying financial statements. This review includes information on the financial position of the Rinker group and its business strategies and prospects for future financial years. This report omits further information relating to those matters that is likely to unreasonably prejudice the Rinker group.

Significant changes

There were no significant changes in Rinker's state of affairs during the year.

Principal activities

The principal activities of entities in the Rinker group during the year were the manufacture and supply of heavy building materials, with operations in the US (Rinker Materials) and Australia and China (Readymix). There were no significant changes in the nature of those activities during the year.

Events after balance date

On 11 May 2006 directors proposed a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR), or approximately A$455 million (approximately US$341 million assuming an exchange rate of A$1.00=US$0.75). The proposed return is subject to receiving a favourable class ruling from the Australian Tax Office confirming that 100 per cent of the proposed amount would be treated as a capital return, and majority shareholder approval at the annual general meeting on 18 July.

Likely developments

Likely developments in the operations of Rinker in the future and the expected results are referred to on pages 6 to 11, 13, 15 to 19 and 21.

This report omits information about likely developments and expected future results that is likely to unreasonably prejudice the Rinker group.

Developments which have arisen by the time of the annual general meeting on 18 July 2006 will be reported to the meeting.

Environmental performance

Details of Rinker's performance in relation to environmental regulation is set out on pages 24 and 25.

Dividends

An interim dividend for the year ended 31 March 2006 of 14 A$ cents per ordinary share, 60 per cent franked, was paid on 12 December 2005. Rinker declared a final dividend for the year ended 31 March 2006 of 24 A$ cents per ordinary share, 60 per cent franked, on 11 May 2006. Rinker also declared a special dividend of 40 A$ cents per ordinary share, unfranked, on 11 May 2006. The final dividend and the special dividend will each be paid on 4 July 2006. Dividends paid and declared during the year are recorded in note 6 to the Concise Financial Statements on page 58.

Directors, directors' meetings and directors' shareholdings

The names of the directors who held office between 1 April 2005 and the date of this report and details about current directors' qualifications, experience, special responsibilities and directorships of listed companies held during the last three years are on pages 28 and 29. Details about meetings of the board of directors and of board committees, including attendance, and directors' interests in Rinker shares (and in contracts that give a right to call for or deliver Rinker shares), are on pages 32 and 34. No company in the Rinker group made available to any director any interest in a registered scheme.

Company secretary

Information on the qualifications and experience of the company secretary is set out on page 29.

No officers are former auditors

No officer of the Rinker group has been a partner of an audit firm or a director of an audit company that is or was an auditor of any entity in the Rinker group during the year ended 31 March 2006.

Options over share capital

No options exist over unissued shares in Rinker and no Rinker shares have been issued as a result of the exercise of options (whether to directors, executive officers or otherwise).

Remuneration of directors and senior executives

A remuneration report is set out in this directors' report on pages 37 to 47. That report:

- Explains the board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.
- Discusses the link between the board's policies and Rinker's performance.
- Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.
- Identifies the companies that Rinker's performance is measured against for the purpose of its long term incentive plan.
- Sets out remuneration details for each director and for each member of Rinker's senior executive management team.

Indemnities and insurance

To the extent permitted by law, Rinker's constitution requires that Rinker indemnify, on a full indemnity basis, each current and former director, secretary and executive officer of Rinker against all losses, liabilities, costs, charges and expenses incurred by them in their capacity as an officer of Rinker or of a subsidiary. Rinker's directors have each entered into a deed with the company in similar terms. The indemnity under Rinker's constitution also extends to such other officers or former officers of Rinker or its subsidiaries as the directors in each case determine. No indemnities were paid to current or former officers or auditors during or since the end of the year.

During the year Rinker paid premiums under contracts insuring directors, secretaries and senior managers of entities in the Rinker group against liability incurred in those capacities.

External auditors are not covered under the insurance contracts. Disclosure of the nature of the liability covered by, and the amount of the premium payable for, such insurance is prohibited under the terms of the insurance contracts.

Non-audit services

During the year, Rinker's auditors, Deloitte Touche Tohmatsu, provided non-audit services to Rinker group entities for fees totalling US$263,000. Those non-audit services consisted of US$ 251,000 for acquisition due diligence work and US$12,000 for scrutineering services at the annual general meeting.

Fees for audit and audit-related services during the year totalled US$2,156,000. The audit-related services component of that amount was US$55,000, consisting of the audit of US superannuation funds of US$40,000 and the audit of an incentive plan payment of US$15,000.

In accordance with advice from Rinker's audit committee, directors are satisfied that the provision of the above non-audit services during the year is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. Also in accordance with advice from Rinker's audit committee, directors are satisfied that the provision of the above non-audit services during the year did not compromise the auditor independence requirements of the *Corporations Act 2001* because:

- Directors have no reason to question the veracity of the auditor's independence declaration referred to in the immediately following section of this report.
- The fees paid for such non-audit services were not large as a proportion of fees for audit services.
- The nature of the non-audit services provided is not inconsistent with those requirements.
- All non-audit services were pre-approved by the Rinker audit committee.

Auditor's independence declaration

The auditor's independence declaration (made under section 307C of the *Corporations Act 2001*) is set out on page 62 and forms part of this report.

Proceedings on behalf of the company

No proceedings have been brought on behalf of the company, nor has any application been made in respect of the company under section 237 of the *Corporations Act 2001*.

Rounding of amounts

Rinker is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts included in this directors' report and in the financial report are rounded to the nearest million dollars, unless otherwise indicated.

This directors' report is signed in accordance with a resolution of directors of Rinker Group Limited.

John Morschel Chairman

David Clarke Chief executive

11 May 2006

Five year performance table

Millions of dollars unless stated Year ended 31 March	**US$ 2006**	US$ 2005	US$ 2004[1]	US$ 2003[1]	US$ 2002[1]
Financial performance					
Trading revenue	**5,108**	4,310	3,704	2,954	2,576
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**1,354.5**	970.1	728.8	605.4	509.7
Depreciation and amortisation	**208.9**	195.0	177.7	163.5	144.9
Earnings before interest and tax (EBIT)	**1,145.6**	775.1	551.1	441.9	364.8
Net finance expense	**20.1**	32.0	45.2	57.5	61.8
Income tax expense	**381.9**	244.9	154.5	121.9	102.6
Net profit attributable to members	**740.2**	493.2	350.2	260.3	199.7
Net cash from operating activities	**942.4**	678.8	660.6	514.3	445.4
Development capital	**346.6**	121.0	94.0	581.8	148.8
Purchase of property, plant and equipment	**383.7**	281.1	224.4	129.2	165.7
Free cash flow	**678.6**	416.9	441.2	384.0	293.3
Dividends	**194.4**	105.6	84.1		
Share information					
Diluted weighted average no. of shares [million]	**922.6**	942.2	944.9	944.7	944.7
Diluted earnings per share [cents]	**80.2**	52.3	37.1	27.6	21.1
Dividends declared per fully paid share [A$ cents]	**38**	21	14		
Net tangible assets per Rinker share	**1.95**	1.84	1.53	1.05	0.83
General					
Total equity	**2,687**	2,551	2,331	1,926	1,382
Employees [number]	**14,358**	13,279	13,772	13,030	11,354
Ratios and statistics					
Return on funds employed [%]	**37.6**	27.3	18.7	15.8	15.7
Profit margin (EBIT/trading revenue) [%]	**22.4**	18.0	14.9	15.0	14.2
Net debt to EBITDA [times]	**0.27**	0.29	0.83	1.57	1.84
EBIT interest cover [times]	**77.5**	32.5	13.5	9.3	6.6
Gearing (net debt/equity) [%]	**13.5**	11.0	25.8	49.3	67.7
Gearing (net debt/net debt plus equity) [%]	**11.9**	9.9	20.5	33.0	40.4
Trading revenue per employee [$ thousand]	**356**	325	269	227	227

1 A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily related to the cessation of goodwill amortisation. Additional pro forma adjustments related to the demerger from CSR.

Financial information

Concise report

Important information for members

The directors' report, concise financial report and auditor's report contained within this annual report represent a concise report. The full financial report of Rinker Group Limited (Rinker) for the financial year ended 31 March 2006 and the auditor's report thereon will be sent, free of charge, to members upon request. Members wishing to receive the full financial report and auditor's report may obtain a copy from our internet site at www.rinker.com or by contacting Rinker investor relations at the address on the back cover of this document.

The concise financial report contained within this document has been derived from the full financial report of Rinker for the financial year ended 31 March 2006 and cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of the consolidated entity as the full financial report.

The directors' report is included at page 48.

Australian adoption of A-IFRS

The consolidated entity changed its accounting policies on 1 April 2005 to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles (AGAAP). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet, income statement and cash flows is discussed in Note 1 of the full financial report.

Presentation of information in US dollars

Rinker's US and Australian subsidiaries each generate virtually all revenue and incur virtually all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials Corporation (Rinker Materials) represents around 80 per cent of group result. As a result, US$ performance represents the most appropriate measure of Rinker's performance and value. Under A-IFRS, Rinker's selected reporting currency is US$, although Rinker Australia Pty Limited (Readymix) results will continue to be disclosed in both US$ and A$.

Contents

Consolidated income statement

Year ended 31 March	US$ Million 2006	US$ Million 2005
Trading revenue	**5,108.4**	4,309.7
Cost of sales	**(2,666.3)**	(2,399.2)
Warehouse and distribution costs	**(1,015.2)**	(824.6)
Selling, general and administrative costs	**(373.8)**	(343.1)
Share of profits from investments accounted for using the equity method	**32.6**	35.1
Other income	**68.4**	21.1
Other expenses	**(8.5)**	(23.9)
Profit before finance and income tax expense	**1,145.6**	775.1
Interest income	**21.7**	22.2
Finance costs	**(41.8)**	(54.2)
Profit before income tax expense	**1,125.5**	743.1
Income tax expense	**(381.9)**	(244.9)
Net profit	**743.6**	498.2
Net profit attributable to minority interests	**3.4**	5.0
Net profit attributable to members of Rinker Group Limited	**740.2**	493.2
	(US$ cents per share)	
Earnings per share based on net profit attributable to members of Rinker Group Limited		
Basic	**80.5**	52.4
Diluted	**80.2**	52.3
Weighted average number of shares outstanding		
Basic	**919.8**	941.2
Diluted	**922.6**	942.2
Exchange rate (A$=US$)	**0.7471**	0.7357

Notes to the financial statements are annexed.

Consolidated balance sheet

As at 31 March	US$ Million 2006	US$ Million 2005
CURRENT ASSETS		
Cash and cash equivalents	**289.1**	588.2
Receivables	**672.3**	590.3
Inventories	**330.9**	300.9
Other current assets	**20.7**	25.7
Current assets	**1,313.0**	1,505.1
NON-CURRENT ASSETS		
Receivables	**45.2**	58.0
Inventories	**8.6**	10.0
Investments accounted for using the equity method	**132.9**	159.6
Other financial assets	**32.6**	22.5
Property, plant and equipment	**1,963.4**	1,811.0
Intangibles, including goodwill	**901.7**	816.1
Other non-current assets	**59.8**	36.8
Non-current assets	**3,144.2**	2,914.0
Total assets	**4,457.2**	4,419.1
CURRENT LIABILITIES		
Payables	**542.2**	494.3
Borrowings	**5.4**	257.1
Income tax liabilities	**62.4**	26.6
Provisions	**76.2**	72.6
Current liabilities	**686.2**	850.6
NON-CURRENT LIABILITIES		
Payables	**94.1**	46.7
Borrowings	**645.2**	610.9
Net deferred income tax liabilities	**205.8**	230.0
Provisions	**138.6**	129.8
Non-current liabilities	**1,083.7**	1,017.4
Total liabilities	**1,769.9**	1,868.0
Net assets	**2,687.3**	2,551.1
EQUITY		
Contributed equity	**1,138.7**	1,475.9
Shares held in trust	**(44.2)**	(21.1)
Reserves	**182.4**	230.9
Retained profits	**1,401.3**	858.1
Equity attributable to members of Rinker Group Limited	**2,678.2**	2,543.8
Minority interests	**9.1**	7.3
Total Equity	**2,687.3**	2,551.1
Exchange rate (A$=US$)	**0.7155**	0.7713

Notes to the financial statements are annexed.

Consolidated cash flow statement

Year ended 31 March	US$ Million 2006	US$ Million 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	**5,320.3**	4,489.2
Payments to suppliers and employees	**(4,070.0)**	(3,615.8)
Dividends and distributions received	**30.5**	15.7
Interest received	**22.4**	20.8
Income taxes paid	**(360.8)**	(231.1)
Net cash from operating activities	**942.4**	678.8
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment and other non-current assets	**(383.7)**	(281.1)
Proceeds from sale of property, plant and equipment and other non-current assets	**63.4**	13.2
Purchase of controlled entities and businesses net of cash acquired	**(160.8)**	(33.2)
Proceeds from sale of interests in controlled entities and businesses	**53.7**	104.8
Loans and receivables advanced	**(19.9)**	(22.1)
Loans and receivables repaid	**37.0**	40.8
Net cash (used in) investing activities	**(410.3)**	(177.6)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	**1,222.7**	1,418.3
Repayments of borrowings	**(1,438.7)**	(1,478.8)
Dividends paid	**(193.5)**	(104.1)
Minority interest distributions, net of cash contributions	**(1.7)**	(2.6)
Payments for Rinker Group Limited share buyback	**(337.2)**	(21.9)
Proceeds from issue of shares	**–**	0.7
Interest and other finance costs paid	**(43.2)**	(49.2)
Payments for shares held in trust	**(22.7)**	(19.4)
Net cash (used in) financing activities	**(814.3)**	(257.0)
NET (DECREASE) INCREASE IN CASH HELD	**(282.2)**	244.2
Cash and cash equivalents at the beginning of the financial year	**588.2**	328.5
Effect of exchange rate changes	**(16.9)**	15.5
Cash and cash equivalents at the end of the financial year	**289.1**	588.2
Exchange rate (A$=US$)	**0.7471**	0.7357

Notes to the financial statements are annexed.

Consolidated statement of recognised income and expense

Year ended 31 March	US$ Million 2006	US$ Million 2005
Translation of foreign operations:		
Exchange differences taken to equity	**(60.6)**	28.7
Cash flow hedges:		
Gain taken to equity	**1.4**	–
Actuarial (loss) gain on defined benefit plans	**(4.3)**	(4.0)
Income tax on items taken directly to or transferred from equity	**4.1**	3.0
Net (expense) income recognised directly in equity	**(59.4)**	27.7
Transfers:		
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	**(2.3)**	–
Net profit for the period	**743.6**	498.2
Total recognised income and expense for the period	**681.9**	525.9
Attributable to:		
Equity attributable to members of Rinker Group Limited	**678.5**	520.9
Minority interests	**3.4**	5.0
	681.9	525.9
Exchange rate (A$=US$)	**0.7471**	0.7357

Notes to the financial statements are annexed.

Notes to the concise financial statements

1 Basis of preparation of the concise financial report

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standard AASB 1039 "Concise Financial Reports". The concise financial report, including the financial statements and specific disclosures included in the concise financial report, have been derived from the full financial report of Rinker Group Limited.

The consolidated entity changed its accounting policies on 1 April 2005 to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles (AGAAP). The impact of the transition from superseded policies to A-IFRS at 1 April 2004 was a reduction in equity of US$110.0 million. The impact on the consolidated entity's balance sheet and income statement for the 12 months ended 31 March 2005, included an increase in EBIT of US$68.4 million, an increase in profit attributable to members of US$60.6 million, and a reduction in total equity of US$68.7 million. The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero. Prior to the adoption of A-IFRS Rinker's goodwill amortisation expense during the year ended 31 March 2005 was US$56.3 million. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet, income statement, and cash flows is discussed in Note 1 of the full financial report.

These accounting policies have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 April 2004 (as disclosed in Note 1), the consolidated entity's date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the 2005 full financial report. A full description of the accounting policies adopted by the consolidated entity is provided in the notes to the financial statements which form part of the full financial report.

Australian Equivalents to International Financial Reporting Standards also comply with International Financial Reporting Standards.

2 Changes in accounting policies

Rinker Group Limited has adopted Accounting Standard AASB 139, "Financial Instruments: Recognition and Measurement", which requires entities to recognise and measure derivative financial instruments at fair value. The effect of the change in accounting policy has been an increase in other non-current assets, an increase in deferred tax liabilities, and a corresponding increase in equity reserves at the beginning of the year of US$1.9 million, net of tax. The group has elected not to restate comparative information as permitted on first-time adoption of A-IFRS. Additional information is provided in the full financial report.

3 Segment information

PRODUCTS AND SERVICES OF SEGMENTS

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

- **Aggregates**
- **Cement**
- **Concrete, block and asphalt**
- **Concrete pipe and products**
- ***Other:*** *gypsum supply, pre-stressed concrete (a), polyethylene pipe (a), Rinker Materials corporate costs*

Readymix

Aggregates, concrete, asphalt (b), cement, concrete pipe and other reinforced concrete products

(a) The pre-stressed concrete and polyethylene pipe businesses were disposed of during the year ended 31 March 2005.

(b) The asphalt business was disposed of during the year ended 31 March 2006.

Notes to the concise financial statements continued

3 Segment information (continued)

US$ Million Year ended 31 March	Profit Before Income Tax Expense **2006**	2005	Income Tax (Expense) Benefit **2006**	2005	Minority Interests **2006**	2005	Net Profit Attributable to Members of Rinker Group Limited **2006**	2005
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**262.5**	195.4	**(85.3)**	(63.1)	**–**	–	**177.2**	132.3
Cement	**142.4**	117.7	**(52.0)**	(42.3)	**–**	–	**90.4**	75.4
Concrete, block, asphalt	**374.4**	212.4	**(139.9)**	(78.5)	**(0.2)**	–	**234.3**	133.9
Concrete pipe and products	**133.3**	89.5	**(48.0)**	(32.5)	**–**	–	**85.3**	57.0
Other	**66.4**	24.6	**(23.9)**	(9.6)	**(3.2)**	(5.0)	**39.3**	10.0
Total Rinker Materials	**979.0**	639.6	**(349.1)**	(226.0)	**(3.4)**	(5.0)	**626.5**	408.6
Readymix (US$)	**179.1**	146.9	**(45.6)**	(39.2)	**–**	–	**133.5**	107.7
Readymix (A$)	***236.7***	*199.7*	***(61.0)***	*(53.3)*	**–**	–	***175.7***	*146.4*
Segment totals	**1,158.1**	786.5	**(394.7)**	(265.2)	**(3.4)**	(5.0)	**760.0**	516.3
Corporate	**(12.5)**	(11.4)	**3.0**	4.7	**–**	–	**(9.5)**	(6.7)
Group totals	**1,145.6**	775.1	**(391.7)**	(260.5)	**(3.4)**	(5.0)	**750.5**	509.6
Net finance	**(20.1)**	(32.0)	**9.8**	15.6	**–**	–	**(10.3)**	(16.4)
Consolidated Rinker group	**1,125.5**	743.1	**(381.9)**	(244.9)	**(3.4)**	(5.0)	**740.2**	493.2

US$ Million Year ended 31 March	External Trading Revenue **2006**	2005	Internal Trading Revenue (c) **2006**	2005	Total Trading Revenue **2006**	2005
BUSINESS SEGMENTS						
Rinker Materials						
Aggregates	**664.3**	553.9	**409.8**	308.0	**1,074.1**	861.9
Cement	**238.0**	196.4	**249.0**	193.0	**487.0**	389.4
Concrete, block, asphalt	**2,180.3**	1,634.9	**–**	–	**2,180.3**	1,634.9
Concrete pipe and products	**575.8**	472.0	**–**	–	**575.8**	472.0
Other	**370.9**	461.6	**–**	–	**370.9**	461.6
Intercompany eliminations	**–**	–	**(658.8)**	(501.0)	**(658.8)**	(501.0)
Total Rinker Materials	**4,029.3**	3,318.8	**–**	–	**4,029.3**	3,318.8
Readymix (US$)	**1,079.1**	990.9	**–**	–	**1,079.1**	990.9
Readymix (A$)	***1,440.5***	*1,340.7*	**–**	–	***1,440.5***	*1,340.7*
Consolidated Rinker group	**5,108.4**	4,309.7	**–**	–	**5,108.4**	4,309.7

(c) Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

Notes to the concise financial statements continued

3 Segment information (continued)

Segment funds employed is calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

US$ Million	Assets		Liabilities		Allocated Tax Assets and Liabilities		Segment Funds Employed	
As at 31 March	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**1,069.3**	978.4	**(154.2)**	(128.0)	**(78.0)**	(70.7)	**837.1**	779.7
Cement	**433.6**	415.7	**(38.1)**	(39.2)	**(48.0)**	(48.7)	**347.5**	327.8
Concrete, block, asphalt	**1,244.1**	958.2	**(279.6)**	(207.0)	**(79.1)**	(75.2)	**885.4**	676.0
Concrete pipe and products	**440.0**	447.3	**(88.9)**	(73.2)	**(38.6)**	(34.9)	**312.5**	339.2
Other	**148.0**	116.5	**(123.5)**	(113.1)	**11.1**	1.6	**35.6**	5.0
Intercompany eliminations	**(41.9)**	(30.9)	**41.9**	30.9	**–**	–	**–**	–
Total Rinker Materials	**3,293.1**	2,885.2	**(642.4)**	(529.6)	**(232.6)**	(227.9)	**2,418.1**	2,127.7
Readymix (US$)	**864.6**	938.3	**(194.4)**	(195.9)	**(35.7)**	(36.8)	**634.5**	705.6
Readymix (A$)	***1,208.4***	*1,216.5*	***(271.7)***	*(254.0)*	***(49.9)***	*(47.6)*	***886.8***	*914.9*
Segment totals	**4,157.7**	3,823.5	**(836.8)**	(725.5)	**(268.3)**	(264.7)	**3,052.6**	2,833.3
Corporate	**1.9**	2.0	**(6.2)**	(5.1)				
Group totals	**4,159.6**	3,825.5	**(843.0)**	(730.6)				
Cash	**289.1**	588.2	**–**	–				
Net tax liabilities	**–**	–	**(268.2)**	(256.6)				
Interest and other finance receivable (payable)	**8.5**	5.4	**(8.1)**	(12.8)				
Borrowings	**–**	–	**(650.6)**	(868.0)				
Consolidated Rinker group	**4,457.2**	4,419.1	**(1,769.9)**	(1,868.0)				

Notes to the concise financial statements continued

4 Significant items

During the year ended 31 March 2006, Readymix disposed of its partnership interest in Emoleum. A gain on disposal of US$15.7 million, net of tax, was recognised in the financial statements. In addition, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada. The gain on disposal of US$19.8 million, net of tax, was recognised in the financial statements and included within the Rinker Materials Other segment in Note 3.

During the year ended 31 March 2005, Rinker Materials disposed of its pre-stressed concrete (Prestress) and polyethylene pipe (Polypipe) businesses. A gain on the disposal of Polypipe of US$7.0 million and a loss on the disposal of Prestress of (US$13.9 million), net of tax, were recognised in the financial statements. The impact was included within the Rinker Materials Other segment in Note 3.

5 Earnings per ordinary share

The following reflects the income and share data used in the basic and diluted earnings per share calculations:

	Number of shares (million)	
	2006	2005
Weighted average number of ordinary shares outstanding	**923.9**	942.1
Less: Weighted average shares held in trust	**(4.1)**	(0.9)
Weighted average number of ordinary shares for basic earnings per share	**919.8**	941.2
Effect of dilution:		
Long term incentive plan	**2.8**	1.0
Weighted average number of ordinary shares adjusted for the effect of dilution	**922.6**	942.2

	US$ Million (except per share amounts)	
	2006	2005
Net profit attributable to members of Rinker Group Limited		
Net profit attributable to members	**740.2**	493.2
Earnings per share (US cents)		
Basic	**80.5**	52.4
Diluted	**80.2**	52.3

The basic earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited for the financial year by the weighted average ordinary shares outstanding, after deducting shares held in employee trusts under long term compensation arrangements.

The diluted earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited by the basic number of shares above plus the notional exercise of outstanding long term incentive awards, where these would be deemed to have a dilutive impact.

6 Dividends

	Date declared	Date paid/payable	Amount per share (Australian cents)	Total amount (A$ Million)
RECOGNISED IN 2005				
Final dividend year ended 31 March 2004 (a)	25 May 2004	2 July 2004	8	75.5
Interim dividend year ended 31 March 2005 (a)	16 November 2004	13 December 2004	7	65.9
Total recognised			15	141.4
RECOGNISED IN 2006				
Final dividend year ended 31 March 2005 (b)	12 May 2005	1 July 2005	**14**	**131.1**
Interim dividend year ended 31 March 2006 (b)	9 November 2005	12 December 2005	**14**	**128.3**
Total recognised			**28**	**259.4**
UNRECOGNISED				
Final dividend year ended 31 March 2006 (b)	11 May 2006	4 July 2006	**24**	**218.4**

(a) 100 per cent franked at the Australian corporate tax rate of 30 per cent.

(b) 60 per cent franked at the Australian corporate tax rate of 30 per cent. The unfranked portion of this dividend will be paid from Rinker's conduit foreign income amount. This is substantially the same as the foreign dividend account that dividends were paid from under now superseded legislation.

6 Dividends (continued)

Dividends declared during the year ended 31 March 2006 have been recognised in the financial report. The final dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in this financial report because it was declared after 31 March 2006.

Effective 27 April 2005, ADRs, which previously represented 10 Rinker ordinary shares now represent five Rinker ordinary shares. This change had no impact on the contributed equity of Rinker Group Limited. Holders of Rinker American Depositary Receipts (ADRs) in the United States, will receive a dividend of five times the dividend per ordinary share noted above.

The adjusted franking credit balance as of 31 March 2006 is A$25.8 million (2005: A$16.8 million). The partially franked dividend announced subsequent to 31 March 2006 and to be paid in the fiscal year ended 2007 will reduce the adjusted franking credit balance by A$56.2 million. The group will generate further franking credits during the fiscal year ended 2007 as additional tax installments are paid.

Refer to Note 8, Subsequent events, for information regarding a special dividend declared subsequent to 31 March 2006.

7 Auditors' remuneration

Thousands of Dollars Year ended 31 March	**US$** **2006**	US$ 2005
Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity		
Auditor of parent entity:		
Deloitte Touche Tohmatsu in Australia	**788**	697
Deloitte Touche Tohmatsu outside of Australia	**1,313**	1,245
	2,101	1,942
Audit related services:		
Deloitte Touche Tohmatsu in Australia	**–**	4
Deloitte Touche Tohmatsu outside of Australia	**55**	72
	55	76
Taxation Services:		
Taxation strategy and compliance		
Deloitte Touche Tohmatsu outside of Australia	**–**	122
	–	122
Other fees (1):		
Deloitte Touche Tohmatsu in Australia	**184**	–
Deloitte Touche Tohmatsu outside of Australia	**79**	–
	263	–
Total auditors' remuneration	**2,419**	2,140

(1) Other fees relate to acquisition due diligence work and scrutineering.

8 Subsequent events

On 11 May 2006, the directors proposed a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR), or approximately A$455 million (approximately US$341 million assuming a 0.75 exchange rate). The return is subject to receiving a favourable class ruling from the Australian Tax Office confirming that it is a 100 per cent capital return, and majority shareholder approval at the annual general meeting on 18 July. Additionally, the directors declared a special dividend of 40 A$ cents per ordinary share (A$2.00 per ADR), or approximately A$364 million (approximately US$273 million assuming a 0.75 exchange rate). This special dividend is unfranked and will be paid on 4 July with a record date of 9 June. The entire dividend will be paid from the Rinker group's conduit foreign income amount, thus eliminating Australian with holding tax for all overseas shareholders. *This special dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in the financial* statements because it was declared after 31 March 2006.

Directors' declaration

ABN: 53 003 433 118

Declaration by directors on the financial statements and notes thereto set out on pages 51 to 59.

The directors declare that:

(i) in our opinion the accompanying concise financial report for the year ended 31 March 2006 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports"; and

(ii) the financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 31 March 2006.

In our declaration in the full financial report we declared that:

(i) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(ii) in our opinion the financial statements included therein and notes thereto are in accordance with the Corporations Act 2001 (the Act) including:

(i) section 296 of the Act (compliance with accounting standards); and

(ii) section 297 of the Act (true and fair view); and

(iii) the directors have been given the declarations required by section 295A of the Act.

Signed on behalf of the board of directors.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

Sydney
11 May 2006

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

The financial report and directors' responsibility

The concise financial report comprises the balance sheet, income statement, cash flow statement, a statement of recognised income and expense and other explanatory notes and the directors' declaration for Rinker Group Limited for the financial year ended 31 March 2006 as set out on pages 51 to 60. The concise financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation of the concise financial report in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit Approach

We have conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We have also performed an independent audit of the full financial report of Rinker Group Limited for the year ended 31 March 2006. Our audit report on the full financial report was signed on 11 May 2006, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report, and examination on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the concise financial report of Rinker Group Limited complies with Accounting Standard AASB1039 "Concise Financial Reports".

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner
Chartered Accountants
Sydney, 11 May 2006

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

11 May 2006

The Directors
Rinker Group Limited
Tower B, Level 8
799 Pacific Highway
Chatswood NSW 2067

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO RINKER GROUP LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Rinker Group Limited.

As lead audit partner for the audit of the financial statements of Rinker Group Limited for the year ended 31 March 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours faithfully,

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner

Additional unaudited financial information

Reconciliation of management measures

The following management measures, used elsewhere in this document, are not defined under Australian Equivalents to International Financial Reporting Standards (A-IFRS). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to A-IFRS measures. Reconciliations of these measures to the nearest A-IFRS measures are presented below. Measures are based on unrounded numbers.

A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily the cessation of goodwill amortisation.

1 Reconciliation of return on equity (ROE)

Return on Equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

As at and year ended 31 March	US$ Million 2006	US$ Million 2005
Net profit attributable to members of Rinker Group Limited	**740.2**	493.2
Equity attributable to members of Rinker Group Limited	**2,678.2**	2,543.8
ROE	**27.6%**	19.4%

2 Reconciliation of return on funds employed (ROFE)

Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

US$ Million Year ended 31 March	EBIT 2006	Funds Employed 2006	ROFE 2006	EBIT 2005	Funds Employed 2005	ROFE 2005
Aggregates	**262.5**	**837.1**	**31.4%**	195.4	779.7	25.1%
Cement	**142.4**	**347.5**	**41.0%**	117.7	327.8	35.9%
Concrete, block, asphalt	**374.4**	**885.4**	**42.3%**	212.4	676.0	31.4%
Concrete pipe, products	**133.3**	**312.5**	**42.6%**	89.5	339.2	26.4%
Other	**66.4**	**35.6**	**n.a.**	24.6	5.0	n.a
Total Rinker Materials	**979.0**	**2,418.1**	**40.5%**	639.6	2,127.7	30.1%
Readymix (US$)	**179.1**	**634.5**	**28.2%**	146.9	705.6	20.8%
Readymix (A$)	***236.7***	***886.8***	***26.7%***	*199.7*	*914.9*	*21.8%*
Corporate	**(12.5)**	**(4.1)**	**n.a.**	(11.4)	4.9	n.a
Consolidated Rinker group	**1,145.6**	**3,048.5**	**37.6%**	775.1	2,838.2	27.3%

3 *Reconciliation of net debt*

Net Debt represents current and non-current borrowings less cash assets.

As at 31 March	US$ Million 2006	US$ Million 2005
Current borrowings	**5.4**	257.1
Non-current borrowings	**645.2**	610.9
Less: cash assets	**(289.1)**	(588.2)
Net Debt	**361.5**	279.8

4 Reconciliation of net debt to EBITDA

Net Debt to EBITDA represents Net Debt divided by EBITDA.

As at and year ended 31 March	US$ Million 2006	US$ Million 2005
Net Debt	**361.5**	279.8
EBITDA (for last 12 months)	**1,354.5**	970.1
Net Debt to EBITDA (times)	**0.27**	0.29

Additional unaudited financial information continued

5 Reconciliation of EBIT interest cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

Year ended 31 March	US$ Million 2006	US$ Million 2005
Interest expense	36.5	46.0
Interest income	(21.7)	(22.2)
Net interest expense	14.8	23.8
EBIT (for last 12 months)	1,145.6	775.1
EBIT interest cover [times]	77.5	32.5

6 Reconciliation of gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

As at 31 March	US$ Million 2006	US$ Million 2005
Net Debt	361.5	279.8
Equity	2,687.3	2,551.1
Gearing/leverage (Net Debt/Equity) [%]	13.5	11.0
Gearing/leverage (Net Debt/Net Debt plus Equity) [%]	11.9	9.9

7 Reconciliation of free cash flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long term incentive plans.

Year ended 31 March	US$ Million 2006	US$ Million 2005
Profit before finance and income tax expense	1,145.6	775.1
Depreciation and amortisation	208.9	195.0
Net income tax paid	(360.8)	(231.1)
Change in working capital	(74.4)	(86.9)
(Profit) loss on asset sales	(58.9)	3.2
Interest received	22.4	20.8
Other	59.6	2.7
Net cash from operating activities	942.4	678.8
Operating capital expenditure	(197.9)	(193.3)
Interest paid	(43.2)	(49.2)
Payments for shares held in trust	(22.7)	(19.4)
Free cash flow	678.6	416.9
Operating capital expenditure	(197.9)	(193.3)
Development capital expenditure	(185.8)	(87.8)
Total purchase of property, plant and equipment	(383.7)	(281.1)
Purchase of businesses	(160.8)	(33.2)
Total capital expenditure	(544.5)	(314.3)

8 Reconciliation of EBITDA

EBIT represents profit before finance and tax.

EBITDA represents EBIT before depreciation and amortisation (DA).

Year ended 31 March	US$ Million 2006	US$ Million 2005
SEGMENT EBIT		
Aggregates	**262.5**	195.4
Cement	**142.4**	117.7
Concrete, block, asphalt	**374.4**	212.4
Concrete pipe and products	**133.3**	89.5
Other	**66.4**	24.6
Rinker Materials	**979.0**	639.6
Readymix (US$)	**179.1**	146.9
Readymix (A$)	**236.7**	199.7
Corporate	**(12.5)**	(11.4)
Consolidated Rinker group	**1,145.6**	775.1
SEGMENT DA		
Aggregates	**62.2**	52.8
Cement	**14.0**	13.4
Concrete, block, asphalt	**52.5**	45.4
Concrete pipe and products	**24.8**	24.8
Other	**5.7**	11.5
Rinker Materials	**159.2**	147.9
Readymix (US$)	**49.7**	47.1
Readymix (A$)	***66.3***	*63.7*
Consolidated Rinker group	**208.9**	195.0
SEGMENT EBITDA		
Aggregates	**324.7**	248.2
Cement	**156.4**	131.1
Concrete, block, asphalt	**426.9**	257.8
Concrete pipe and products	**158.1**	114.3
Other	**72.1**	36.1
Rinker Materials	**1,138.2**	787.5
Readymix (US$)	**228.8**	194.0
Readymix (A$)	**303.0**	263.4
Corporate	**(12.5)**	(11.4)
Consolidated Rinker group	**1,354.5**	970.1

Shareholder information

Notice of meeting

The Annual General Meeting of Rinker Group Limited (Rinker) will be held at the Westin Hotel, 1 Martin Place, Sydney, on Tuesday 18 July 2006 at 10.00 am.

Stock exchange listing

Rinker is listed on the Australian Stock Exchange and the New York Stock Exchange. Rinker's ticker code is RIN on both exchanges.

American Depositary Receipts

Trading on the New York Stock Exchange is via American Depositary Shares evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

Each ADR represents five (5) ordinary Rinker shares and is priced in US dollars.

Dividends

The final dividend of 24 cents per ordinary share (Australian dollars) will be paid on 4 July 2006, 60 per cent franked. The record date for determining shareholders' entitlement to this dividend is 9 June 2006.

A special unfranked dividend of 40 cents per ordinary share (Australian dollars) will be paid on 4 July 2006. The record date for determining shareholders' entitlement to this dividend is 9 June 2006.

The unfranked portion of the above dividends will be paid from Rinker's conduit foreign income amount (formerly foreign dividend account) thereby eliminating Australian withholding tax for non-resident shareholders.

Communications

Rinker is committed to keeping shareholders and the investment community well informed of company activities in a timely manner. Rinker's communications program includes:

- Posting on Rinker's internet site announcements and reports to the market, immediately following release by the ASX.
- Annual report mailed to shareholders (unless requested otherwise) and posted on Rinker's internet site for reading and/or downloading.
- E-mail alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker's internet site.
- AGM, results briefings, quarterly trading updates and conference calls with analysts are webcast live and archived for later viewing on Rinker's internet site.
- Other major briefings, presentations and management speeches are immediately posted on Rinker's internet site.
- Site visits and strategy briefings are provided for fund managers and analysts – all new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site.
- 'MY RINKER' employee newsletters posted on Rinker's internet site.

Shareholders can send questions by e-mail to investorrelations@rinker.com.au. Other contact details (telephone, facsimile and mail) to facilitate shareholder questions are provided on Rinker's internet site and on the back cover of this concise annual report.

2006 Annual report

Rinker's annual report consists of two documents – the concise annual report (which incorporates the concise financial report) and the full financial report.

The concise financial report is derived from the full financial report and cannot be expected to provide as full an understanding of the financial performance and financial position of Rinker as provided in the full financial report. Copies of Rinker's full financial report are available free of charge on request or can be accessed via Rinker's Internet site www.rinker.com.

Important dates for shareholders

2006	
Rinker year end	March 31
Full year results and final dividend announced	May 11
Shares begin trading ex dividend	June 5
Record date for final and special dividends	June 9
Annual Report released and Notice of Meeting and Proxy Form mailed	June 16
Final and special dividends paid	July 4
Proxy returns close (10.00 am Sydney)	July 16
Annual General meeting	July 18
Rinker half year end	September 30
Half year results and interim dividend announced	November 9
Shares begin trading ex dividend	November 20
Record date for interim dividend	November 24
Interim dividend paid	December 11
2007	
Rinker year end	March 31

Note: timing of events may be subject to change

Share registry inquiries

For inquiries and correspondence about your Rinker shareholding, contact Rinker's share registry, Computershare Investor Services. This includes questions about share transfers, Tax File Numbers (TFNs), and dividends, along with changes of address or bank account details. Contact details for the share registry are shown on the back cover of this Report. Shareholders can also access standard forms (such as forms for changing address or banking details), check shareholding details, and contact Computershare directly, by using the internet link from the Rinker internet site, www.rinker.com.

Investor inquiries

For further inquiries about Rinker, contact Rinker Investor Relations or visit Rinker's internet site www.rinker.com.

20 largest shareholders

At 15 May 2006 Shareholder	Shares held (million)	% of total shares
Westpac Custodian Nominees Limited	172.92	19.00
J P Morgan Nominees Australia Limited	121.43	13.34
National Nominees Limited	105.58	11.60
ANZ Nominees Limited	47.76	5.25
RBC Dexia Investor Services Australia Nominees Pty Limited (PIPOOLED A/c)	38.58	4.24
Citicorp Nominees Pty Limited	27.81	3.06
Westpac Custodian Nominees Limited (ADR A/c)	22.49	2.47
Cogent Nominees Pty Limited	16.27	1.79
Queensland Investment Corporation	11.69	1.28
UBS Nominees Pty Ltd	8.13	0.89
AMP Life Limited	7.97	0.88
Australian Foundation Investment Company Limited	6.24	0.69
HSBC Custody Nominees (Australia) Limited	6.22	0.68
RBC Dexia Investor Services Australia Nominees Pty Limited (PIIC A/c)	5.20	0.57
Citicorp Nominees Pty Limited (CFS WSLE Imputation Fnd A/c)	4.72	0.52
IAG Nominees Pty Limited	4.20	0.46
Suncorp Custodian Services Pty Limited	4.19	0.46
Citicorp Nominees Pty Limited (CFS WSLE Geared Shr Fnd A/c)	3.85	0.42
Cogent Nominees Pty Limited – SMP ACCOUNTS	3.83	0.42
CS Third Nominees Pty Ltd	3.28	0.36
Total	622.37	68.38

Substantial shareholdings	Shares held	% of total shares
Perpetual Trustees Australia Limited	76,334,306	8.39
Barclays Global Investors Australia Limited	47,788,158	5.25
Capital Group Companies, Inc	47,146,717	5.18

Distribution of shareholders and share holdings

At 15 May 2006	Shareholders	%	Shares held	%
Registered address [1]				
Australia	91,653	95.8	901,671,657	99.0
New Zealand	2,437	2.5	5,684,929	0.6
UK	549	0.6	1,368,329	0.2
USA	841	0.9	480,425	0.1
Other	224	0.2	910,879	0.1
	95,704	100.0	910,116,219	100.0
Size of Holding				
1 – 1,000	45,402	47.4	21,743,322	2.4
1,001 – 5,000	40,687	42.5	96,644,840	10.6
5,001 – 10,000	6,445	6.7	44,822,088	4.9
10,001 – 100,000	3,020	3.2	58,196,854	6.4
100,001 and over	150	0.2	688,709,115	75.7
	95,704	100.0	910,116,219	100.0
Less than a marketable parcel (market value less than A$500 or 24 shares based on a market price of A$21.20)	240	0.3	1,583	0

(1) About 60 per cent of Rinker's shares are beneficially held in Australia.
This figure is an estimate based on periodic searches for beneficiaries of large nominee holdings

Rinker Group Limited major announcements to the ASX

11 May 2006
Rinker announces net profit after tax for the year ended 31 March 2006 of US$740 million, up 50 per cent on the previous year. The result was driven by continuing strong growth in construction activity in Rinker's major US markets – particularly Florida, Arizona and Nevada – together with higher prices and cost reduction initiatives to offset higher input costs. The momentum continued across the fourth quarter, which produced results in line with the rest of the year.

Earnings per ordinary share were 80 cents (US$), up 53 per cent on the corresponding period. Earnings per ADR were US$4.01, also up 53 per cent.

Rinker's EPS has risen by an average of 34 per cent per annum compound over the past six years.

Excluding one-off gains totalling US$35 million, PAT was up 43 per cent to US$705 million and EPS was 76 cents (US$), up 46 per cent.

6 April 2006
Rinker announces that group profit for the year ended 31 March 2006 would be higher than expected, due mainly to the ongoing strong performance of its major US markets – particularly Florida and Arizona. Net profit after tax for the full year is forecast to be around US$740 million - up around 50 per cent on the previous corresponding period.

23 March 2006
Rinker advises of an adverse ruling by a single judge of a US District Court in relation to permits issued for quarrying in the Lake Belt district near Miami, Florida. Rinker disagrees with the factual and legal basis for the ruling.

3 March 2006
Rinker announces the acquisition of Keys Concrete, one of the largest independent concrete and block manufacturers in Florida, operating two block plants and five concrete plants in the fast-growing Tampa Bay region, on the Florida west coast.

31 January 2006
Rinker announces net profit after tax for the three months ended 31 December 2005 of US$161 million, up 48 per cent on the December quarter 2004. Earnings per share rose 52 per cent to 17.5 US cents.

13 January 2006
Rinker announces that its Australian subsidiary, trading as Readymix, has received development approval for construction of a hard rock quarry at Lynwood, near Marulan in New South Wales. The quarry is aimed primarily at supplying the Sydney market from about 2009. Located 140 kilometres (90 miles) south-west of Sydney, the quarry will provide more than 90 years of production at up to five million tonnes (5.5 million tons) of high quality aggregate a year. Most of the product will be destined for the Sydney market with up to 1.5 million tonnes (1.7 million tons) a year utilised in regional and local markets.

22 December 2005
Rinker announces the sale of its 50 per cent stake in Emoleum to Works Infrastructure Pty Limited, a subsidiary of the engineering services group Downer EDI Limited. The sale includes a long term aggregates supply agreement for Rinker's Australian concrete and quarries business, Readymix.

9 November 2005
Rinker announces net profit after tax for the half year ended 30 September 2005 of US$366 million, up 52 per cent on the previous corresponding period. Earnings per share rose 54 per cent to 39.2 US cents.

3 November 2005
Rinker announces investment and planned investment of a further US$56 million in acquisitions and greenfields expansion in the US and Australia of six new manufacturing facilities – four in the US and two in Australia – and three acquisitions – two in high population growth regions of Australia (concrete), and one in the US.

31 October 2005
Rinker commences detailed plant engineering after obtaining permits for new Florida cement mill. Construction is expected to commence in the second half of next year, subject to final board approval. Construction and commissioning is expected to take around two years.

Rinker announces completion of several "bolt-on" acquisitions in the US, including a sand quarry in Las Vegas, Nevada, a concrete pipe and products operation in Colorado and Wyoming, and additional quarry reserves in southern Florida.

18 July 2005
Rinker announces that net profit after tax for the three months ended 30 June 2005 was up 62 per cent and earnings per share rose 63 per cent to 19.3 US cents.

12 May 2005
Rinker releases full year results for the year ended 31 March 2005, net profit up significantly, and final dividend up 75 per cent.

26 April 2005
Rinker's US subsidiary Rinker Materials completes three small "bolt-on" acquisitions in Nevada and Florida (Pahrump Concrete, FCCI Readymix and Acme Concrete), and disposes of its Buffalo Road property in Las Vegas Nevada.

Full details of Rinker announcements can be found in the Newsroom on Rinker's internet site www.rinker.com

Contact details and shareholder information

Rinker Group Limited
ABN 53 003 433 118

Level 8, Tower B
799 Pacific Highway
Chatswood NSW 2067
Australia

PO Box 5697
West Chatswood NSW 1515
Australia

Telephone (02) 9412 6600
International +61 2 9412 6600
Facsimile (02) 9412 6601
International +61 2 9412 6601
www.rinker.com

Share registry enquiries
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

GPO Box 7045
Sydney NSW 2001
Australia

Telephone 1800 030 202
International +61 3 9415 4086
Facsimile (02) 8234 5050
International +61 2 8234 5050
Email web.queries@computershare.com.au

Investor and analyst enquiries
Manager Investor Services
Corporate Affairs and Investor Relations
Telephone (02) 9412 6608
International +61 2 9412 6608
Facsimile (02) 9412 6611
International +61 2 9412 6611
Email investorrelations@rinker.com.au
www.rinker.com

American Depositary Receipts
JPMorgan Service Center
PO Box 3408
South Hackensack, NJ 07606-3408
USA

Telephone 1 800 990 1135
(US domestic toll free)
International +1 201 680 6630
Email adr@jpmorgan.com
www.adr.com

RINKER™

FULL FINANCIAL REPORT 2006

strong, consistent growth



Rinker
Rinker

Rinker Group Limited
Form 6-K in paper
May 23, 2006
Exhibit 2:
Rinker Financial Report 2006

Full financial report

Australian adoption of A-IFRS

The consolidated entity changed its accounting policies on 1 April 2005 to comply with Australian Equivalents to International Financial Reporting Standards ('A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles ('AGAAP'). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet, income statement, and cash flows is discussed in Note 1.

Presentation of information in US dollars

The directors believe that the best measure of performance for Rinker's US and Australian subsidiaries is in their respective local currencies inasmuch as they generate virtually all revenue and incur virtually all costs in those local currencies. Rinker Materials Corporation (Rinker Materials) US dollar denominated performance represents approximately 80% of the Rinker group result. Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance.

Financial report contents

Consolidated income statement

Year ended 31 March	Note	US$ Million 2006	US$ Million 2005
Trading revenue		**5,108.4**	4,309.7
Cost of sales		**(2,666.3)**	(2,399.2)
Warehouse and distribution costs		**(1,015.2)**	(824.6)
Selling, general and administrative costs		**(373.8)**	(343.1)
Share of profits from investments accounted for using the equity method		**32.6**	35.1
Other income	3	**68.4**	21.1
Other expenses	3	**(8.5)**	(23.9)
Profit before finance and income tax expense		**1,145.6**	775.1
Interest income	6	**21.7**	22.2
Finance costs	6	**(41.8)**	(54.2)
Profit before income tax expense		**1,125.5**	743.1
Income tax expense	10	**(381.9)**	(244.9)
Net profit		**743.6**	498.2
Net profit attributable to minority interests		**3.4**	5.0
Net profit attributable to members of Rinker Group Limited		**740.2**	493.2
		(cents per share)	
Earnings per share based on net profit attributable to members of Rinker Group Limited			
Basic	8	**80.5**	52.4
Diluted	8	**80.2**	52.3
Weighted average number of shares outstanding			
Basic	8	**919.8**	941.2
Diluted	8	**922.6**	942.2
Exchange rate (A$=US$)		**0.7471**	0.7357

Notes to the consolidated financial statements are annexed.

Consolidated balance sheet

As at 31 March	Note	US$ Million 2006	US$ Million 2005
CURRENT ASSETS			
Cash and cash equivalents	11	**289.1**	588.2
Receivables	12	**672.3**	590.3
Inventories	13	**330.9**	300.9
Other current assets	19	**20.7**	25.7
Current assets		**1,313.0**	1,505.1
NON-CURRENT ASSETS			
Receivables	12	**45.2**	58.0
Inventories	13	**8.6**	10.0
Investments accounted for using the equity method	35	**132.9**	159.6
Other financial assets	14	**32.6**	22.5
Property, plant and equipment	15	**1,963.4**	1,811.0
Intangibles, including goodwill	17	**901.7**	816.1
Other non-current assets	19	**59.8**	36.8
Non-current assets		**3,144.2**	2,914.0
Total assets		**4,457.2**	4,419.1
CURRENT LIABILITIES			
Payables	20	**542.2**	494.3
Borrowings	21	**5.4**	257.1
Income tax liabilities		**62.4**	26.6
Provisions	22	**76.2**	72.6
Current liabilities		**686.2**	850.6
NON-CURRENT LIABILITIES			
Payables	20	**94.1**	46.7
Borrowings	21	**645.2**	610.9
Net deferred income tax liabilities	10	**205.8**	230.0
Provisions	22	**138.6**	129.8
Non-current liabilities		**1,083.7**	1,017.4
Total liabilities		**1,769.9**	1,868.0
Net assets		**2,687.3**	2,551.1
EQUITY			
Contributed equity	23	**1,138.7**	1,475.9
Shares held in trust	24	**(44.2)**	(21.1)
Reserves	24	**182.4**	230.9
Retained profits	24	**1,401.3**	858.1
Equity attributable to members of Rinker Group Limited		**2,678.2**	2,543.8
Minority interests	25	**9.1**	7.3
Total Equity		**2,687.3**	2,551.1
Exchange rate (A$=US$)		**0.7155**	0.7713

Notes to the consolidated financial statements are annexed.

Consolidated cash flow statement

Year ended 31 March	Note	US$ Million 2006	US$ Million 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		5,320.3	4,489.2
Payments to suppliers and employees		(4,070.0)	(3,615.8)
Dividends and distributions received		30.5	15.7
Interest received		22.4	20.8
Income taxes paid		(360.8)	(231.1)
Net cash from operating activities		942.4	678.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment and other non-current assets		(383.7)	(281.1)
Proceeds from sale of property, plant and equipment and other non-current assets		63.4	13.2
Purchase of controlled entities and businesses net of cash acquired	36	(160.8)	(33.2)
Proceeds from sale of interests in controlled entities and businesses	36	53.7	104.8
Loans and receivables advanced		(19.9)	(22.1)
Loans and receivables repaid		37.0	40.8
Net cash (used in) investing activities		(410.3)	(177.6)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		1,222.7	1,418.3
Repayments of borrowings		(1,438.7)	(1,478.8)
Dividends paid		(193.5)	(104.1)
Minority interest distributions, net of cash contributions		(1.7)	(2.6)
Payments for Rinker Group Limited share buyback		(337.2)	(21.9)
Proceeds from issue of shares		-	0.7
Interest and other finance costs paid		(43.2)	(49.2)
Payments for shares held in trust		(22.7)	(19.4)
Net cash (used in) financing activities		(814.3)	(257.0)
NET (DECREASE) INCREASE IN CASH HELD		(282.2)	244.2
Cash and cash equivalents at the beginning of the financial year		588.2	328.5
Effect of exchange rate changes		(16.9)	15.5
Cash and cash equivalents at the end of the financial year		289.1	588.2
Reconciliation of net profit to net cash from operating activities			
Net profit		743.6	498.2
Depreciation, depletion and amortisation	7	208.9	195.0
Transfer to provisions		1.9	18.6
Interest expense	6	36.5	46.0
(Profit) loss on asset sales		(58.9)	3.2
(Increase) in trade receivables		(86.5)	(71.2)
(Increase) in current inventories		(34.2)	(58.5)
Decrease in other assets		2.1	6.8
Increase in trade payables and other creditors and accruals		95.9	33.0
Net change in tax balances		21.1	15.3
Other		12.0	(7.6)
Net cash from operating activities		942.4	678.8
Exchange rate (A$=US$)		0.7471	0.7357

Notes to the consolidated financial statements are annexed.

Consolidated statement of recognised income and expense

Year ended 31 March	US$ Million 2006	US$ Million 2005
Translation of foreign operations:		
Exchange differences taken to equity	**(60.6)**	28.7
Cash flow hedges:		
Gain taken to equity	**1.4**	–
Actuarial (loss) gain on defined benefit plans	**(4.3)**	(4.0)
Income tax on items taken directly to or transferred from equity	**4.1**	3.0
Net (expense) income recognised directly in equity	**(59.4)**	27.7
Transfers:		
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	**(2.3)**	–
Net profit for the period	**743.6**	498.2
Total recognised income and expense for the period	**681.9**	525.9
Attributable to:		
Equity attributable to members of Rinker Group Limited	**678.5**	520.9
Minority interests	**3.4**	5.0
	681.9	525.9
Exchange rate (A$=US$)	**0.7471**	0.7357

Notes to the consolidated financial statements are annexed.

Significant accounting policies

BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

This Full Year Report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Equivalents to International Financial Reporting Standards (A-IFRS), Urgent Issues Group Interpretations and complies with other requirements of the law and the Listing Rules of the Australian Stock Exchange Limited.

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 April 2005 to comply with Australian Equivalents to International Financial Reporting Standards ('A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles ('AGAAP'). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet, income statement and cash flows is discussed in Note 1.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 April 2004 (as disclosed in Note 1), the consolidated entity's date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments including derivatives, as permitted under the first time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the 2005 full financial report. The impact of changes in these accounting policies on 1 April 2005, the date of transition for financial instruments, is discussed further under comparative information below.

Compliance with Australian Equivalents to International Financial Reporting Standards ensures compliance with International Financial Reporting Standards.

FUNCTIONAL AND PRESENTATION CURRENCY

Results of Rinker Materials and results of Rinker Australia Pty Limited's (Readymix) operations are recorded in their local currencies, which are deemed to be their functional currency. Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of the overall Rinker group result.

Readymix's Australian dollar results are translated to US dollar presentation currency using the principles set out in AASB 121 "The Effects of Changes in Foreign Exchange Rates". Assets and liabilities are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred). All foreign currency translation adjustments are taken directly to the foreign currency translation reserve. The financial statements of the parent entity (Rinker Group Limited) have been translated into United States dollars using the methodology described above. This is consistent with both Australian Accounting Standard AASB 121 "The Effects of Changes in Foreign Exchange Rates" and the United States Securities and Exchange Commission Rule 3-20(d) of Regulation S-X. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

FOREIGN CURRENCY TRANSACTIONS

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.

ROUNDING

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by 'US$ million'. Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

PRINCIPLES OF CONSOLIDATION

The financial report is prepared for the consolidated entity, being Rinker Group Limited (parent entity) and the entities it controls ("the group"). In these financial statements:

- results of each subsidiary are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and
- all intercompany balances and transactions are eliminated.

Significant accounting policies (continued)

PRINCIPLES OF CONSOLIDATION (continued)
Controlled entities are under no obligation to accept responsibility for liabilities of other common subsidiaries except where such an obligation has been specifically undertaken.

REVENUE RECOGNITION
Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

In particular, trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i) Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii) Title in the product has transferred to the buyer.

(iii) The seller's price to the buyer is fixed or determinable.

(iv) Collectibility is reasonably assured.

Dividend revenue is recognised on a receivable basis. Interest income is recognised using the effective interest rate method.

Gain or loss on the disposal of an item of property, plant and equipment is recognised on a net basis as other income or other expense.

SIGNIFICANT ITEMS
Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

CASH AND CASH EQUIVALENTS
Cash is defined as cash at banks and on hand and cash equivalents with maturities of 90 days or less. Cash equivalents include highly liquid investments which are readily convertible to cash.

RECEIVABLES
Trade receivables and other receivables are recorded at amortised cost less impairment, if any. The collectability of receivables is assessed at balance sheet date and specific allowance is made for any doubtful accounts.

INVENTORIES
Inventories including work in progress are valued at the lower of cost or net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories. The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

ASSETS HELD FOR SALE
Assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the asset (or disposal group) is available for immediate sale in its present condition, and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

ASSOCIATES AND PARTNERSHIPS
Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Costs include expenditure that is directly attributable to the acquisition of an item. In the event that settlement of all or part of the purchase price is deferred, cost is determined by discounting amounts payable in the future to their present value at date of acquisition. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The estimated useful lives over which assets are depreciated is: Buildings – up to 40 years, Plant and equipment – up to 30 years; Quarry and other raw material reserves – up to 40 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

CAPITALISATION OF INTEREST
Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

Significant accounting policies (continued)

INTANGIBLES

Goodwill arising from the purchase of subsidiaries or businesses is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Trademarks acquired are valued at the lower of cost or recoverable amount and not amortised but tested at least annually for impairment.

SOFTWARE AND SYSTEM DEVELOPMENT

The cost of purchasing new software is capitalised. Development expenditures for internally generated software is capitalised when the project is technologically feasible, completion for the intended use is probable, and future recoverability of the economic benefits is reasonably assured.

Capitalised internal-use software costs include only:

(i) External direct costs of materials and services consumed in developing or obtaining the software,

(ii) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and

(iii) Interest costs incurred on qualifying assets, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Depreciation is calculated on a straight-line basis over the estimated useful life (3-7 years).

RESEARCH

All expenditures on research activities are expensed in the year incurred.

QUARRY DEVELOPMENT

Quarry development costs are expensed when incurred unless the following can be demonstrated:

- the technical feasibility of completing the quarry so that it will be available for use or sale;
- the intention to complete the quarry development and use or sell it;
- how the quarry development costs will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the quarry; and
- the ability to reliably measure the expenditure attributable to the quarry development costs.

Quarry development costs are stated at cost less accumulated amortisation and impairment and are amortised on a production basis over their useful lives.

ACQUISITION OF ASSETS

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

IMPAIRMENT OF ASSETS

Assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated pre-tax future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit and loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

Goodwill, intangible assets with indefinite useful lives, and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

LEASED ASSETS

Leased assets under contracts classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a straight-line basis except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Significant accounting policies (continued)

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

BORROWINGS

Bank loans and other loans are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, bank loans and other loans are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Interest expense is recognised using the effective interest rate method.

TAX EFFECT ACCOUNTING

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused losses can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Current and deferred tax is recognised as an expense or income in the income statement. When deferred tax items are credited or debited directly to equity, the deferred tax is also recognised directly in equity. When deferred tax arises from the initial accounting for a business combination, it is taken into account in the determination of goodwill.

No provision for withholding tax has been made on undistributed earnings of overseas subsidiaries where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas subsidiary is domiciled and the tax laws of Australia.

TAX CONSOLIDATION

The parent entity and its Australian wholly-owned entities are part of a tax-consolidated group under Australian taxation law. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited.

EMPLOYEE ENTITLEMENTS

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured. Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of wages and salaries, annual leave and long service leave and other employee benefits, which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

DEFINED BENEFIT SUPERANNUATION PLANS

The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation, or death of employees. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members' benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognised Income and Expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense.

The liability or asset recognised in the balance sheet generally represents the net of the present value of the defined benefit obligation and the fair value of the plan assets.

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 "Employee Benefits" and AASB 2004-3 "Amendments to Australian Accounting Standards", effective 1 April 2004, although the Standard is not required to be applied until the annual reporting period beginning on 1 April 2006.

DEFINED CONTRIBUTION SUPERANNUATION PLANS

Contributions to defined contribution superannuation plans or US 401K plans are expensed when incurred.

Significant accounting policies (continued)

RESTORATION AND ENVIRONMENTAL REHABILITATION

Provision is made to recognise the fair value of the liability for restoration and environmental rehabilitation of areas from which natural resources are extracted. The associated asset retirement costs are capitalised as part of the carrying amount of the related long-lived asset and amortised over the life of the related asset using the unit-of-production method. At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and adjusted (increase or decrease) to reflect changes in the estimated future cash flows underlying the initial fair value measurement. If the obligation is settled for other than the carrying amount of the liability, the Rinker group will recognise a gain or loss on settlement.

RESTRUCTURING PROVISIONS

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

UNINSURED LOSSES AND FUTURE CLAIMS

Provisions for uninsured losses and future claims include retained losses within insurance policies for workers compensation, product liability, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

OTHER PROVISIONS

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. A provision is recognised for dividends when they have been declared.

SHARE-BASED PAYMENTS

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a Monte Carlo simulation (binomial pricing model). The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

When the expense is recorded, a corresponding increase in equity is also recorded. In order to settle share-based payment plans, shares are purchased and included in an employee trust. The shares purchased are recorded as a reduction in equity.

DERIVATIVE AND HEDGING ACTIVITIES

The consolidated entity uses derivative financial instruments ('derivatives') to hedge exposures to interest rate risk. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. With the passage of time, it must be able to be demonstrated that the hedging instrument has actually been effective in reducing risk. The hedge items include recognised liabilities and forecast transactions that are probable of occurring. Interest rate swaps are designated as cash flow hedges and are used to eliminate the variability in the consolidated entity's interest payments arising from changes in interest rates. The effective portion of changes in fair value of interest rate swaps that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recorded in profit or loss in the periods when the hedged item is recognised in profit and loss.

Hedge accounting is discontinued when the interest rate swap expires, is sold, terminated or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

COMPARATIVE INFORMATION – FINANCIAL INSTRUMENTS

Accounting Standard AASB 139, "Financial Instruments: Recognition and Measurement", is effective for reporting periods beginning on or after 1 January 2005 and early adoption is not permitted. The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 139, as permitted on the first-time adoption of A-IFRS. The change in accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. The effect of the change in accounting policy has been an increase in other non-current assets, an increase in deferred tax liabilities, and a corresponding increase in equity reserves at the beginning of the year of US$1.9 million, net of tax. The change in current year profits was not significant.

Significant accounting policies (continued)

COMPARATIVE INFORMATION – FINANCIAL INSTRUMENTS (continued)

The main adjustments necessary to make the comparative financial statements comply with AASB 139 include:

- the recognition and measurement of derivatives at fair value
- the deferral in equity of the effective portion of the movement in fair value of derivatives accounted for as a cash flow hedge
- the recognition in profit or loss of the ineffective portion of the movement in fair value of derivatives accounted for as a cash flow hedge
- the recognition of any current or deferred taxes in relation to the adjustments described above

GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

AASB ACCOUNTING STANDARDS NOT YET EFFECTIVE

The Australian Accounting Standards Board (AASB) and Urgent Issues Group (UIG) issued additional standards and interpretations which are effective for periods commencing after the date of these financial statements. The following standards and interpretations have not yet been adopted by the group.

- AASB 7 "Financial Instruments: Disclosures" – applicable to annual reporting periods beginning on or after 1 January 2007
- UIG 4 "Determining Whether an Arrangement Contains a Lease" – applicable to annual reporting periods beginning on or after 1 January 2006
- UIG 9 "Reassessment of Embedded Derivatives" – applicable to annual reporting periods beginning on or after 1 June 2006

The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of AASB 7, the group will be required to disclose additional information about financial instruments, including greater detail as to its risk disclosure. There will be no effect on reported earnings or net assets.

Notes to the consolidated financial statements

1 Impacts of the adoption of A-IFRS

The consolidated entity changed its accounting policies on 1 April 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition, except financial instruments, where the date of transition is 1 April 2005.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet, income statement and cash flows for the year ended 31 March 2005 is set out in the following tables and the notes that accompany the tables.

Reconciliation of profit before finance and income tax expense under previous AGAAP to that under A-IFRS

US$ Millions	Note	Twelve months ended 31 March 2005
Prior period profit before finance and income tax expense as previously reported		**706.7**
Cessation of goodwill amortisation	a	56.3
Recognition of defined benefit obligations	b	2.1
Recognition of restoration and environmental rehabilitation obligations	c	2.3
Expensing share-based payments	d	8.8
Associates' adjustments	e	3.6
Other	g	(4.7)
Total profit before finance and income tax expense		**775.1**

Reconciliation of net profit after tax attributable to members of Rinker Group Limited under previous AGAAP to that under A-IFRS

US$ Millions	Note	Twelve months ended 31 March 2005
Prior period net profit after tax as previously reported		**432.6**
Cessation of goodwill amortisation, net of tax	a	49.8
Recognition of defined benefit obligations, net of tax	b	1.3
Recognition of restoration and environmental rehabilitation obligations, net of tax	c	0.1
Expensing share-based payments, net of tax	d	5.3
Associates' adjustments	e	3.6
Tax benefit relating to changes in deferred tax accounts	f	2.7
Other	g	(2.2)
Total net profit after tax under A-IFRS		**493.2**

Reconciliation of total equity as presented under previous AGAAP to that under A-IFRS

US$ Millions As at	Note	1 April 2004	31 March 2005
Total equity under previous AGAAP as previously reported		**2,280.6**	**2,619.8**
Changes in retained earnings, net of tax			
Cessation of goodwill amortisation	a	–	49.8
Recognition of defined benefit obligations, net deficit	b	(13.4)	(12.1)
Recognition of actuarial (loss) on defined benefit obligations	b	–	(2.4)
Recognition of restoration and environmental rehabilitation obligations	c	(3.5)	(3.4)
Expensing share-based payments	d	–	5.3
Associates' adjustments	e	(28.2)	(24.6)
Adjustments to tax balances	f	(64.0)	(61.3)
Other		–	(2.2)
Other changes in equity and reserves, net of tax			
Reserve arising from recognising share-based payments	d	0.2	5.6
Reclassification of cost of shares held in trust to equity	d	(1.1)	(21.1)
Foreign exchange movement on adjustments		–	(2.3)
Total equity under A-IFRS		**2,170.6**	**2,551.1**

Notes to the consolidated financial statements (continued)

1 Impacts of the adoption of A-IFRS (continued)

Effect of A–IFRS on the Cash Flow Statement for the financial year ended 31 March 2005

The adoption of A-IFRS has not resulted in any material adjustments to the Cash Flow Statement for the financial year ended 31 March 2005 other than the reclassification of payments for shares purchased for long-term employee incentive plans for a cost of US$19.4 million from net cash from operating activities to cash flows from financing activities.

Notes to the reconciliations of income and equity

a Goodwill
Under superseded AGAAP, goodwill was amortised over the period benefits were expected to be received, up to a maximum of 20 years.

Under A-IFRS, goodwill is not amortised, but is tested at least annually for impairment. The consolidated entity has elected not to restate business combinations that occurred prior to the date of transition under A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed and there is no impact on opening retained earnings at transition.

The impact on the income statement for the financial year ended 31 March 2005 reflects the reversal of goodwill amortisation previously recorded under AGAAP.

b Employee benefits
Under superseded AGAAP, contributions to defined benefit plans were expensed when paid, and no assets or liabilities were recognised in relation to defined benefit plans.

Under A-IFRS, an entity is required to recognise the net surplus or deficit of each defined benefit plan, and annually remeasure the surplus/deficit based on actuarial valuation. The annual expense is based on an actuarial estimate of the funding cost of members' benefits. Actuarial gains or losses arising from changes in discount rates, market investment performance, or other actuarial assumptions are recorded directly against retained earnings.

The opening retained earnings adjustment reflects the net effect of the recognition of the surplus/deficit at the date of transition and the removal of a payable set up under previous AGAAP to reflect contributions owed. The income statement adjustments for the financial year ended 31 March 2005 reflect the actuarially estimated expense of the funding cost of members' benefits and the reversal of contributions expensed under AGAAP. The impact on retained earnings for the financial year ended 31 March 2005 reflects the gain arising from changes in discount rates, market investment performance, or other actuarial assumptions.

c Restoration and environmental provisions
Under superseded AGAAP, restoration and environmental rehabilitation costs were recognised over the period in which quarry reserves were extracted.

Under A-IFRS, the fair value of the liability is recognised as works requiring rehabilitation are undertaken and the associated asset retirement cost is capitalised as part of the carrying amount of the asset and amortised over the economic life of the relevant quarry. During the year, the liability is increased to reflect the passage of time (accretion expense) and adjusted to reflect changes in the estimated future cash flows underlying the initial fair value measurement.

The opening balance retained earnings adjustment reflects the recognition of the provision for restoration and rehabilitation and the capitalisation of the associated asset retirement cost. The income statement adjustments for the financial year ended 31 March 2005 reflect depreciation of the capitalised asset retirement cost, accretion of the restoration and rehabilitation provision, and reversal of operating expenses recognised under AGAAP.

d Share-based payment
Under superseded AGAAP, Rinker recognised an expense in respect of the cash paid for shares acquired to settle Rinker's obligation under share-based incentive plans. The cost of the shares purchased in conjunction with these plans was recognised as a deferred cost and amortised over the vesting period.

Under A-IFRS, compensation expense related to share-based payments is recognised over the vesting period based on the fair value of the equity instrument at grant date. The compensation expense is included in employee benefits expense with a corresponding increase in the equity-based compensation reserve. Shares purchased in the name of employees and held in trust are accounted for as a reduction of equity ('shares held in trust').

The income statement adjustments for the financial year ended 31 March 2005 reflect the recognition of share-based payments expense and the reversal of expense recognised under AGAAP. Adjustments to equity during the financial year ended 31 March 2005 reflect the increase in reserves corresponding with the share-based payment expense and the reallocation of shares held in trust from deferred costs to equity.

e Associates' accounting
The increase in associates' net profit represents the consolidated entity's share of associates' impact of adoption of A-IFRS, primarily resulting from the cessation of goodwill amortisation under A-IFRS, recognition of quarry rehabilitation provisions and adjustments to deferred tax balances.

Notes to the consolidated financial statements (continued)

1 Impacts of the adoption of A-IFRS (continued)

f Income taxes

Under superseded AGAAP, income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. Certain timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method. This method requires recording all temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases. This resulted in the recognition of additional deferred tax liabilities not previously recognised under AGAAP. Additional deferred tax liabilities were recorded for prior revaluation of non-current assets, land revalued upon acquisition, and non-deductible quarry reserves.

The effect of the above adjustments on the deferred tax balances is as follows:

US$ Millions As at	1 April 2004	31 March 2005
Cessation of goodwill amortisation	–	(6.5)
Recognition of defined benefit obligations	8.4	9.2
Recognition of restoration and environmental rehabilitation obligations	2.0	2.0
Expensing share-based payments	–	(2.3)
Deferred tax not recognised under previous AGAAP	(64.0)	(61.3)
Foreign exchange movements on adjustments on deferred tax	–	(0.5)
Net (decrease) in deferred tax balances	**(53.6)**	**(59.4)**

The effect of the above adjustments on tax expense is as follows:

US$ Millions	Twelve months ended 31 March 2005
Cessation of goodwill amortisation	(6.5)
Recognition of defined benefit obligations	(0.8)
Expensing share-based payments	(3.5)
Deferred tax not recognised under previous AGAAP	2.7
Net (increase) in tax expense	**(8.1)**

g Other

Other adjustments, not individually material, include adjustment to the net gain/loss on divestments resulting from the cessation of goodwill amortisation, reclassification of finance charges on overdue receivables from trading revenue to interest income, and the cessation of tradename amortisation.

h Revenue on sale of assets

Under superseded AGAAP policies, the consolidated entity recognised the gain or loss on disposal of property, plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue and the carrying amount of the property, plant and equipment disposed as expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and net gains are classified as income, rather than revenue. Accordingly, the 'gross' amounts have been reclassified within the income statement for A-IFRS reporting purposes. There is no impact on either profit or equity.

Notes to the consolidated financial statements (continued)

US$ Million Year ended 31 March	Profit Before Income Tax Expense **2006**	2005	Income Tax (Expense) Benefit **2006**	2005	Minority Interests **2006**	2005	Net Profit Attributable to Members of Rinker Group Limited **2006**	2005
2 Segment information								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**262.5**	195.4	**(85.3)**	(63.1)	**–**	–	**177.2**	132.3
Cement	**142.4**	117.7	**(52.0)**	(42.3)	**–**	–	**90.4**	75.4
Concrete, block, asphalt	**374.4**	212.4	**(139.9)**	(78.5)	**(0.2)**	–	**234.3**	133.9
Concrete pipe and products	**133.3**	89.5	**(48.0)**	(32.5)	**–**	–	**85.3**	57.0
Other	**66.4**	24.6	**(23.9)**	(9.6)	**(3.2)**	(5.0)	**39.3**	10.0
Total Rinker Materials	**979.0**	639.6	**(349.1)**	(226.0)	**(3.4)**	(5.0)	**626.5**	408.6
Readymix (US$)	**179.1**	146.9	**(45.6)**	(39.2)	**–**	–	**133.5**	107.7
Readymix (A$)	***236.7***	*199.7*	***(61.0)***	*(53.3)*	**–**	–	***175.7***	*146.4*
Segment totals	**1,158.1**	786.5	**(394.7)**	(265.2)	**(3.4)**	(5.0)	**760.0**	516.3
Corporate	**(12.5)**	(11.4)	**3.0**	4.7	**–**	–	**(9.5)**	(6.7)
Group totals before finance	**1,145.6**	775.1	**(391.7)**	(260.5)	**(3.4)**	(5.0)	**750.5**	509.6
Net finance (note 6)	**(20.1)**	(32.0)	**9.8**	15.6	**–**	–	**(10.3)**	(16.4)
Consolidated Rinker group	**1,125.5**	743.1	**(381.9)**	(244.9)	**(3.4)**	(5.0)	**740.2**	493.2

US$ Million Year ended 31 March	External Trading Revenue **2006**	2005	Internal Trading Revenue (a) **2006**	2005	Total Trading Revenue **2006**	2005
BUSINESS SEGMENTS						
Rinker Materials						
Aggregates	**664.3**	553.9	**409.8**	308.0	**1,074.1**	861.9
Cement	**238.0**	196.4	**249.0**	193.0	**487.0**	389.4
Concrete, block, asphalt	**2,180.3**	1,634.9	**–**	–	**2,180.3**	1,634.9
Concrete pipe and products	**575.8**	472.0	**–**	–	**575.8**	472.0
Other	**370.9**	461.6	**–**	–	**370.9**	461.6
Intercompany eliminations	**–**	–	**(658.8)**	(501.0)	**(658.8)**	(501.0)
Total Rinker Materials	**4,029.3**	3,318.8	**–**	–	**4,029.3**	3,318.8
Readymix (US$)	**1,079.1**	990.9	**–**	–	**1,079.1**	990.9
Readymix (A$)	***1,440.5***	*1,340.7*	**–**	–	***1,440.5***	*1,340.7*
Consolidated Rinker group	**5,108.4**	4,309.7	**–**	–	**5,108.4**	4,309.7

(a) Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

Notes to the consolidated financial statements (continued)

2 Segment information (continued)

US$ Million Year ended 31 March	Share of Associate Entities' Net Profit 2006	2005	Depreciation, Depletion and Amortisation (b) 2006	2005	Capital Expenditure (c) 2006	2005
BUSINESS SEGMENTS						
Rinker Materials						
Aggregates	**1.8**	1.3	**62.2**	52.8	**136.6**	74.2
Cement	**–**	–	**14.0**	13.4	**12.1**	5.6
Concrete, block, asphalt	**–**	–	**52.5**	45.4	**301.9**	132.2
Concrete pipe and products	**–**	–	**24.8**	24.8	**35.3**	12.8
Other	**–**	–	**5.7**	11.5	**11.2**	12.8
Total Rinker Materials	**1.8**	1.3	**159.2**	147.9	**497.1**	237.6
Readymix (US$)	**30.8**	33.8	**49.7**	47.1	**49.6**	77.7
Readymix (A$)	***41.3***	*45.8*	***66.3***	*63.7*	***66.2***	*105.1*
Consolidated Rinker group	**32.6**	35.1	**208.9**	195.0	**546.7**	315.3

(b) Other than depreciation, depletion and amortisation, other non-cash expenses are immaterial and include share-based payments expense (2006: US$8.7 million, 2005: US$3.3 million).

(c) Shown on an accruals basis

US$ Million As at 31 March	Investments Accounted for using the Equity Method 2006	2005	Goodwill 2006	2005
BUSINESS SEGMENTS				
Rinker Materials				
Aggregates	**7.5**	4.5	**349.7**	348.6
Cement	**–**	–	**111.7**	111.8
Concrete, block, asphalt	**–**	–	**348.6**	258.7
Concrete pipe and products	**–**	–	**57.1**	58.8
Other	**–**	–	**13.6**	13.6
Total Rinker Materials	**7.5**	4.5	**880.7**	791.5
Readymix (US$)	**125.4**	155.1	**12.6**	11.3
Readymix (A$)	***175.3***	*201.0*	***17.5***	*14.7*
Consolidated Rinker group	**132.9**	159.6	**893.3**	802.8

Notes to the consolidated financial statements (continued)

2 Segment information (continued)

US$ Million As at 31 March	Assets 2006	Assets 2005	Liabilities 2006	Liabilities 2005	Allocated Tax Assets and Liabilities 2006	Allocated Tax Assets and Liabilities 2005	Segment Funds Employed 2006	Segment Funds Employed 2005
Segment funds employed are calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**1,069.3**	978.4	**(154.2)**	(128.0)	**(78.0)**	(70.7)	**837.1**	779.7
Cement	**433.6**	415.7	**(38.1)**	(39.2)	**(48.0)**	(48.7)	**347.5**	327.8
Concrete, block, asphalt	**1,244.1**	958.2	**(279.6)**	(207.0)	**(79.1)**	(75.2)	**885.4**	676.0
Concrete pipe and products	**440.0**	447.3	**(88.9)**	(73.2)	**(38.6)**	(34.9)	**312.5**	339.2
Other	**148.0**	116.5	**(123.5)**	(113.1)	**11.1**	1.6	**35.6**	5.0
Intercompany eliminations	**(41.9)**	(30.9)	**41.9**	30.9	**–**	–	**–**	–
Total Rinker Materials	**3,293.1**	2,885.2	**(642.4)**	(529.6)	**(232.6)**	(227.9)	**2,418.1**	2,127.7
Readymix (US$)	**864.6**	938.3	**(194.4)**	(195.9)	**(35.7)**	(36.8)	**634.5**	705.6
Readymix (A$)	***1,208.4***	*1,216.5*	***(271.7)***	*(254.0)*	***(49.9)***	*(47.6)*	***886.8***	*914.9*
Segment totals	**4,157.7**	3,823.5	**(836.8)**	(725.5)	**(268.3)**	(264.7)	**3,052.6**	2,833.3
Corporate	**1.9**	2.0	**(6.2)**	(5.1)				
Group totals	**4,159.6**	3,825.5	**(843.0)**	(730.6)				
Cash	**289.1**	588.2	**–**	–				
Net tax liabilities	**–**	–	**(268.2)**	(256.6)				
Interest and other finance receivable (payable)	**8.5**	5.4	**(8.1)**	(12.8)				
Borrowings	**–**	–	**(650.6)**	(868.0)				
Consolidated Rinker group	**4,457.2**	4,419.1	**(1,769.9)**	(1,868.0)				

PRODUCTS AND SERVICES OF SEGMENTS
Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials
- **Aggregates**
- **Cement**
- **Concrete, block and asphalt**
- **Concrete pipe and products**
- **Other:** gypsum supply, pre-stressed concrete (d), polyethylene pipe (d), Rinker Materials corporate costs

Readymix
Aggregates, concrete, asphalt (e), cement, concrete pipe and other reinforced concrete products

(d) The pre-stressed concrete and polyethylene pipe businesses were disposed of during the year ended 31 March 2005.

(e) The asphalt business was disposed of during the year ended 31 March 2006.

Notes to the consolidated financial statements (continued)

Year ended 31 March	US$ Million 2006	US$ Million 2005
3 Other income and expenses		
OTHER INCOME		
Net gains on disposals of investments and surplus property, plant and equipment	**59.0**	11.9
Net gains on disposals of operating property, plant and equipment and other assets	**5.2**	4.6
Net gains from sales of assets	**64.2**	16.5
Dividend income	**1.0**	0.4
Other	**3.2**	4.2
Total other income	**68.4**	21.1
EXPENSES		
Net losses on disposals of investments and surplus property, plant and equipment	**-**	(17.1)
Net losses on disposals of operating property, plant and equipment and other assets	**(8.4)**	(6.2)
Net loss on sale of assets	**(8.4)**	(23.3)
Other restructuring and impairment costs	**(0.1)**	(0.3)
Other	**-**	(0.3)
Total other expenses	**(8.5)**	(23.9)

4 Significant items

During the year ended 31 March 2006, Readymix disposed of its partnership interest in Emoleum. A gain on disposal of US$15.7 million, net of tax, was recognised in the financial statements. In addition, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada. The gain on disposal of US$19.8 million, net of tax, was recognised in the financial statements and included within the Rinker Materials Other segment in Note 2.

During the year ended 31 March 2005, Rinker Materials disposed of its pre-stressed concrete (Prestress) and polyethylene pipe (Polypipe) businesses. A gain on the disposal of Polypipe of US$7.0 million and a loss on the disposal of Prestress of (US$13.9 million), net of tax, were recognised in the financial statements. The impact was included within the Rinker Materials Other segment in Note 2.

5 Operating costs

Operating Costs include:		
Mining royalties paid to governments	**3.1**	2.9
Operating lease and rental payments	**41.1**	38.9
Employee benefits expense (a)	**921.7**	842.9
Repairs and maintenance	**116.5**	115.2

(a) Employee benefits expense includes salaries and wages, defined benefits expense (see Note 34) and share-based payments expense (see Note 26).

6 Net finance expense and interest income

Interest paid or payable on debt	**36.5**	46.0
Total interest expense	**36.5**	46.0
Add		
other borrowing costs	**5.5**	7.9
foreign exchange (gain) loss	**(0.2)**	0.3
Finance costs	**41.8**	54.2
Less interest income	**21.7**	22.2
Net finance expense	**20.1**	32.0

7 Depreciation, depletion and amortisation

Amounts incurred for depreciation, depletion and amortisation of		
prepayments and other non-current assets	**17.3**	10.5
property, plant and equipment	**190.5**	181.1
other intangibles	**1.1**	3.4
Total depreciation, depletion and amortisation	**208.9**	195.0

Notes to the consolidated financial statements (continued)

8 Earnings per ordinary share

The following reflects the income and share data used in the basic and diluted earnings per share calculations:

	Number of shares (million)	
	2006	2005
Weighted average number of ordinary shares outstanding	**923.9**	942.1
Less: Weighted average shares held in trust	**(4.1)**	(0.9)
Weighted average number of ordinary shares for basic earnings per share	**919.8**	941.2
Effect of dilution:		
Long-term incentive plan	**2.8**	1.0
Weighted average number of ordinary shares adjusted for the effect of dilution	**922.6**	942.2

	US$ Million (except per share amounts)	
	2006	2005
Net profit attributable to members of Rinker Group Limited		
Net profit attributable to members	**740.2**	493.2
Earnings per share (US cents)		
Basic	**80.5**	52.4
Diluted	**80.2**	52.3

The basic earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited for the financial year by the weighted average ordinary shares outstanding, after deducting shares held in employee trusts under long-term compensation arrangements.

The diluted earnings per share figure is calculated by dividing the net profit attributable to members of Rinker Group Limited by the basic number of shares above plus the notional exercise of outstanding long-term incentive awards, where these would be deemed to have a dilutive impact.

9 Dividends

	Date Declared	Date Paid/Payable	Amount per share (Australian cents)	Total amount (A$ Million)
RECOGNISED IN 2005				
Final dividend year ended 31 March 2004 (a)	25 May 2004	2 July 2004	8	75.5
Interim dividend year ended 31 March 2005 (a)	16 November 2004	13 December 2004	7	65.9
Total recognised			15	141.4
RECOGNISED IN 2006				
Final dividend year ended 31 March 2005 (b)	12 May 2005	1 July 2005	**14**	**131.1**
Interim dividend year ended 31 March 2006 (b)	9 November 2005	12 December 2005	**14**	**128.3**
Total recognised			**28**	**259.4**
UNRECOGNISED				
Final dividend year ended 31 March 2006 (b)	11 May 2006	4 July 2006	**24**	**218.4**

(a) 100 per cent franked at the Australian corporate tax rate of 30 per cent.

(b) 60 per cent franked at the Australian corporate tax rate of 30 per cent. The unfranked portion of this dividend will be paid from Rinker's conduit foreign income amount. This is substantially the same as the foreign dividend account that dividends were paid from under now superseded legislation.

Dividends declared during the year ended 31 March 2006 have been recognised in the financial report. The final dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in this financial report because it was declared after 31 March 2006.

Effective 27 April 2005, ADRs, which previously represented 10 Rinker ordinary shares now represent five Rinker ordinary shares. This change had no impact on the contributed equity of Rinker Group Limited. Holders of Rinker American Depositary Receipts (ADRs) in the United States, will receive a dividend of five times the dividend per ordinary share noted above.

The adjusted franking credit balance as of 31 March 2006 is A$25.8 million (2005: A$16.8 million). The partially franked dividend announced subsequent to 31 March 2006 and to be paid in the fiscal year ended 2007 will reduce the adjusted franking credit balance by A$56.2 million. The group will generate further franking credits during the fiscal year ended 2007 as additional tax installments are paid.

Refer to Note 39, Subsequent Events, for information regarding a special dividend declared subsequent to 31 March 2006.

Notes to the consolidated financial statements (continued)

Year ended 31 March	US$ Million 2006	US$ Million 2005

10 Income tax

INCOME TAX EXPENSE

Reconciliation of income tax expense charged to the income statement with income tax calculated on profit before income tax expense:

	2006	2005
Profit before income tax expense	**1,125.5**	743.1
Income tax expense calculated at 30%	**337.7**	222.9
Increase (decrease) in income tax expense due to		
Overseas tax rate differential	**64.8**	42.4
US Federal domestic production credits	**(5.7)**	–
Non-tax deductible other expenditures	**2.7**	4.9
Income tax (over) provided in previous years	**(2.9)**	(9.7)
Tax depletion of quarry reserves	**(6.5)**	(7.2)
Equity accounted associates' profit/rebate on dividends received	**(5.7)**	(6.2)
Other items	**(2.5)**	(2.2)
Total income tax expense on profit	**381.9**	244.9

Tax consolidation

Rinker and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 12 April 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Rinker Group Limited. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences for the entities within the tax-consolidated group are calculated using the 'stand alone taxpayer' basis. Current tax liabilities and tax assets of the entities within the tax-consolidated group are recognised by the head entity in the tax-consolidated group (Rinker Group Limited).

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, each of the entities in the tax-consolidated group has agreed to pay to or receive from the head entity its current year tax liability or tax asset. Such amounts are recorded in the balance sheet of the head entity in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement provides for the allocation of income tax liabilities between the members of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

The components of income tax expense consist of the following:

	2006	2005
Current		
Australian	**59.7**	45.3
US	**344.1**	183.1
Total current income tax expense	**403.8**	228.4
Deferred		
Australian	**(7.4)**	0.2
US	**(14.5)**	16.3
Total deferred income tax expense	**(21.9)**	16.5
Total income tax expense	**381.9**	244.9

Notes to the consolidated financial statements (continued)

US$ Million As at and year ended	Balance Sheet 2006	2005	Income Statement 2006	2005	Equity 2006	2005

10 Income tax (continued)

Deferred income tax as at 31 March relates to the following:

	Balance Sheet 2006	Balance Sheet 2005	Income Statement 2006	Income Statement 2005	Equity 2006	Equity 2005
Deferred income tax assets:						
Provisions (a) (b)	65.3	59.9	(4.5)	(1.1)	(1.7)	(1.8)
Quarry restoration	18.9	15.8	(1.7)	0.6	–	–
Deferred compensation	34.3	17.2	(13.5)	(12.1)	(2.4)	(1.2)
Other	2.4	3.7	(1.9)	1.2	–	–
Total deferred income tax assets (c)	120.9	96.6	(21.6)	(11.4)	(4.1)	(3.0)
Deferred income tax liabilities:						
Fixed asset depreciation (d)	278.9	282.3	(2.7)	15.6	–	–
Inventory and deferred stripping	12.3	16.0	(1.2)	4.9	–	–
Prepayments	7.5	8.0	(2.7)	(0.7)	–	–
Goodwill	22.7	14.3	8.4	7.7	–	–
Other	5.3	6.0	(2.1)	0.4	(2.3)	–
Total deferred income tax liabilities	326.7	326.6	(0.3)	27.9	(2.3)	–
Net deferred income tax	205.8	230.0	–	–	–	–
Deferred tax (income) expense	–	–	(21.9)	16.5	–	–

		US$ Million 2006	US$ Million 2005
Tax losses and other unrecognised temporary differences			
US – tax losses	expiration 2012-2020	14.4	17.8
Australia – temporary differences		25.7	25.7
		40.1	43.5

(a) Provision for tax deduction arising after expense is reported for accounting purposes.

(b) Includes tax asset arising from defined benefit obligation. Refer to Note 34.

(c) There are no material deferred income tax assets attributable to tax losses.

(d) Tax depreciation in excess of accounting depreciation.

11 Cash and cash equivalents

As at 31 March	US$ Million 2006	US$ Million 2005
Cash at banks and on hand	59.3	57.0
Short-term loans and deposits	229.8	531.2
Cash and cash equivalents	289.1	588.2

Notes to the consolidated financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
12 Receivables		
CURRENT		
Trade receivables	**672.3**	580.2
Allowance for doubtful debts (a)	**(25.6)**	(23.8)
	646.7	556.4
Loans to and receivables from associate entities	**–**	0.2
Other loans and receivables	**25.6**	33.7
	25.6	33.9
Total current receivables	**672.3**	590.3
NON-CURRENT		
Loans to employees	**1.3**	2.0
Loans to associates	**37.5**	51.2
Other	**6.4**	4.8
Total non-current receivables	**45.2**	58.0

(a) Allowance for doubtful debts as detailed below:

US$ Million Year ended 31 March	Opening Balance	Provided	Net Charged	Foreign Exchange	*(Acquisitions)/* Disposals	*Closing* Balance
2005	(14.4)	(12.1)	2.9	(0.5)	0.3	(23.8)
2006	**(23.8)**	**(4.6)**	**2.0**	**0.8**	**–**	**(25.6)**

As at 31 March	US$ Million 2006	US$ Million 2005
13 Inventories		
CURRENT (a)		
Raw and process materials and stores	**90.4**	74.4
Work in progress	**13.7**	19.8
Finished goods	**226.8**	206.7
Total current inventories	**330.9**	300.9
NON-CURRENT		
Raw and process materials and stores (a)	**8.6**	10.0
Total non-current inventories	**8.6**	10.0

(a) All raw and process materials and stores, work in progress and finished goods are valued at cost.

14 Other financial assets

Investments at valuation (a)	**32.6**	22.5
Total other financial assets	**32.6**	22.5

(a) These investments relate to the Rinker Materials Benefit Restoration and Voluntary Deferral Plan, under which participating employees are allowed to defer salary and incentive awards. Deferred funds are invested in assets at the direction of participants. These investments are accounted for at fair value through profit or loss, which is based on quoted market prices. These amounts will generally be paid to participants upon their retirement. An equivalent liability is included in non-current payables to record the current obligation to the participants. In the event of Rinker group insolvency, these assets will be available to creditors.

Notes to the consolidated financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
15 Property, plant and equipment		
LAND AND BUILDINGS		
At cost	**605.7**	531.9
Accumulated depreciation	**(70.7)**	(54.7)
Total land and buildings	**535.0**	477.2
PLANT AND EQUIPMENT		
At cost	**2,213.2**	1,925.0
Accumulated depreciation	**(977.9)**	(801.4)
Total plant and equipment	**1,235.3**	1,123.6
QUARRY AND OTHER RAW MATERIAL RESERVES		
At cost	**217.1**	206.0
Accumulated depletion	**(47.9)**	(37.1)
Total quarry and other raw material reserves	**169.2**	168.9
ASSETS HELD FOR DEVELOPMENT		
At cost	**23.9**	41.3
Total assets held for development	**23.9**	41.3
Total property, plant and equipment	**1,963.4**	1,811.0

16 Movements in property, plant and equipment

US$ Million Year ended 31 March 2006	Land and Buildings	Plant and Equipment	Quarry and other Raw Materials Reserves	Assets held for Development	Total
Balance at the beginning of the financial year	477.2	1,123.6	168.9	41.3	1,811.0
acquired (a)	88.8	294.1	8.1	0.9	391.9
disposed of	(3.5)	(7.6)	–	(17.1)	(28.2)
depreciation, depletion and amortisation (b)	(18.0)	(161.2)	(11.3)	–	(190.5)
foreign currency translation	(10.7)	(19.2)	(2.5)	–	(32.4)
reclassifications and other	1.2	5.6	6.0	(1.2)	11.6
Balance at the end of the financial year	**535.0**	**1,235.3**	**169.2**	**23.9**	**1,963.4**

US$ Million Year ended 31 March 2005	Land and Buildings	Plant and Equipment	Quarry and other Raw Materials Reserves	Assets held for Development	Total
Balance at the beginning of the financial year	472.7	1,083.4	173.9	29.7	1,759.7
acquired (a)	50.0	240.8	5.8	0.3	296.9
disposed of	(28.4)	(41.6)	(0.6)	(1.3)	(71.9)
depreciation, depletion and amortisation (b)	(17.1)	(152.2)	(11.8)	–	(181.1)
foreign currency translation	3.0	6.3	0.7	–	10.0
reclassifications and other	(3.0)	(13.1)	0.9	12.6	(2.6)
Balance at the end of the financial year	**477.2**	**1,123.6**	**168.9**	**41.3**	**1,811.0**

(a) Amounts acquired includes acquisitions through business combinations (refer to Note 36) and asset additions. No major projects requiring interest capitalisation occurred in 2006 or 2005.

(b) Aggregate depreciation allocated during the year is recognised as an expense and disclosed in Note 7.

Notes to the consolidated financial statements (continued)

17 Intangibles

As at 31 March	US$ Million 2006	US$ Million 2005
GOODWILL		
At cost	**893.3**	802.8
Total goodwill	**893.3**	802.8
OTHER INTANGIBLES (a)		
At cost	**12.9**	26.3
Accumulated amortisation	**(4.5)**	(13.0)
Total other intangibles	**8.4**	13.3
Total intangibles	**901.7**	816.1

(a) Other intangibles include non-compete agreements and tradenames. Non-competes are amortised on a straight-line basis over the contract period of two to ten years. Tradenames are not amortised.

18 Movements in goodwill and intangibles

US$ Million Year ended 31 March 2006	Goodwill	Other Intangibles	Total
Balance at the beginning of the financial year	802.8	13.3	816.1
acquired	95.1	–	95.1
disposed	(3.9)	(3.7)	(7.6)
depletion and amortisation	–	(1.1)	(1.1)
foreign currency translation and other	(0.7)	(0.1)	(0.8)
Balance at the end of the financial year	**893.3**	**8.4**	**901.7**

US$ Million Year ended 31 March 2005	Goodwill	Other Intangibles	Total
Balance at the beginning of the financial year	820.7	18.1	838.8
acquired	13.6	0.6	14.2
disposed	(30.3)	(2.0)	(32.3)
depletion and amortisation	–	(3.4)	(3.4)
foreign currency translation and other	(1.2)	–	(1.2)
Balance at the end of the financial year	**802.8**	**13.3**	**816.1**

Notes to the consolidated financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
19 Other assets		
CURRENT		
Prepayments and other (a)	20.7	25.7
Total other current assets	20.7	25.7
NON-CURRENT		
Prepayments (b)	70.9	43.0
Accumulated amortisation	(16.8)	(17.9)
	54.1	25.1
Other (c)	5.7	11.7
Total other non-current assets	59.8	36.8

(a) During the year ended 31 March 2006, Rinker Materials disposed of a property at Buffalo Road, Las Vegas, Nevada for net proceeds of US$33.6 million. The gain on disposal of US$31 million is included within the Rinker Materials Other segment in Note 2. As at 31 March 2005, the net book value of Buffalo Road was classified as held for sale and included within Other Current Assets.

(b) Mainly quarry development costs. Amortised over the life of the quarry.

(c) Includes fair value of interest rate swaps.

20 Payables

	US$ Million 2006	US$ Million 2005
CURRENT PAYABLES		
Trade payables	440.9	398.0
Employee benefit payables	79.4	69.9
Other payables (a)	21.9	26.4
Total current payables	542.2	494.3
NON-CURRENT PAYABLES		
Employee benefit payables	82.2	36.7
Other payables	11.9	10.0
Total non-current payables	94.1	46.7

(a) Included in other payables in 2005 is a US$5.1 million payable secured by mortgage or charge over land. The carrying amount of the land subject to charge is US$9.9 million. In 2006, there are no secured payables.

21 Borrowings

	US$ Million 2006	US$ Million 2005
CURRENT		
Current maturities of long-term borrowings		
Secured		
other facilities (a)	0.8	0.8
Unsecured		
bonds and notes	–	250.0
other facilities	1.5	3.3
Total current maturities of long-term borrowings	2.3	254.1
Short-term borrowings		
Unsecured		
bank loans (Chinese renminbi (CNY) debt)	3.1	3.0
Total current borrowings	5.4	257.1

Notes to the consolidated financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
21 Borrowings (continued)		
NON-CURRENT		
Long-term borrowings (b)		
Secured		
other facilities (a)	**1.7**	2.5
Unsecured		
bonds and notes (c)	**349.9**	349.9
commercial paper (average rate 2006: 3.9%, 2005: 2.4%) (d)	**–**	248.2
bank facilities (US dollar debt) (average rate 2006: 5.0%)	**285.0**	–
bank facilities (CNY) (average rate 2006: 5.1%, 2005: 5.2%)	**6.2**	6.0
other facilities (Australian dollar debt) (average rate 2006: 1.2%, 2005: 0.8%)	**2.4**	4.3
Total non-current borrowings	**645.2**	610.9

(a) Secured or collateralised by a charge over property, plant and equipment. The net carrying value of the assets subject to charge as at 31 March 2006 is US$6.7 million (31 March 2005: US$7.1 million).

(b) Certain US$ debt has a floating interest rate. (Refer to note 28 to the financial statements for details). Interest on this debt is based upon LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature.

(c) Maturities of bonds and notes are as follows: US$100.0 million (2006: 4.6%, 2005: 4.6%) maturing August 2010, US$100.0 million (2006: 4.6%, 2005: 4.6%) maturing in December 2010, and US$149.9 million (2006: 7.7%, 2005: 7.7%) maturing July 2025.

(d) During the year ended 31 March 2006 US$827.6 million was drawn and US$1,075.8 million was repaid on commercial paper borrowings.

COMMERCIAL PAPER

Rinker group has a commercial paper program based in the United States. The program totals US$400.0 million (2005: US$400.0 million). In April 2006 the facility was expanded to US$1,000.0 million and is an evergreen facility. Drawings on the program are backed by the standby facilities referred to below. As at 31 March 2006, there were no amounts drawn under the facility.

BANK FACILITIES

Rinker group had total committed credit facilities of US$1,177.5 million (2005: US$1,177.5 million), of which US$892.5 million were undrawn at 31 March 2006. These facilities have fixed maturity dates ranging between December 2006 and April 2010. The weighted average commitment fee is 0.11% of the total committed credit facilities. Commitments can be withdrawn following an event of default under the facility agreements.

OTHER

At 31 March 2006, Rinker group entities had in place uncommitted facilities available for short-term cash advances and the issuance of letters of credit and bank guarantees of US$153.1 million (2005: US$131.3 million). US$91.0 million in letters of credit or bank guarantees were issued against these facilities at 31 March 2006 (2005: US$74.9 million).

Notes to the consolidated financial statements (continued)

22 Provisions

US$ Million	31 March 2005	Recognised (a)	Settled	(Disposals) Transfers	Foreign Currency Translation	31 March 2006
CURRENT						
Employee entitlements and retirement benefits	31.0	58.2	(54.6)	–	(1.0)	**33.6**
Fringe benefits tax	0.6	2.9	(2.5)	–	–	**1.0**
Restoration and environmental rehabilitation	2.6	1.1	(0.2)	–	(0.1)	**3.4**
Uninsured losses and future claims	26.4	74.7	(73.8)	–	(0.1)	**27.2**
Other	12.0	3.0	(3.9)	–	(0.1)	**11.0**
Total current provisions	72.6	139.9	(135.0)	–	(1.3)	**76.2**
NON-CURRENT						
Employee entitlements and retirement benefits	44.3	8.0	(4.9)	–	(1.4)	**46.0**
Restoration and environmental rehabilitation	43.8	8.9	–	–	(1.1)	**51.6**
Uninsured losses and future claims	41.7	(0.5)	–	–	(0.2)	**41.0**
Total non-current provisions	129.8	16.4	(4.9)	–	(2.7)	**138.6**

(a) The increase during the period in the discounted amount arising from the passage of time is not material, and is included within amounts recognised.

US$ Million	31 March 2004	Recognised (a)	Settled	(Disposals) Transfers	Foreign Currency Translation	31 March 2005
CURRENT						
Employee entitlements and retirement benefits	34.1	52.8	(55.1)	(1.2)	0.4	**31.0**
Fringe benefits tax	2.2	2.4	(3.9)	–	(0.1)	**0.6**
Restructure and rationalisation	2.6	(1.7)	(0.8)	–	(0.1)	**–**
Restoration and environmental rehabilitation	4.6	(1.0)	(1.0)	–	–	**2.6**
Uninsured losses and future claims	30.8	67.7	(72.1)	–	–	**26.4**
Other	14.6	1.1	(3.7)	–	–	**12.0**
Total current provisions	88.9	121.3	(136.6)	(1.2)	0.2	**72.6**
NON-CURRENT						
Employee entitlements and retirement benefits	39.3	9.2	(4.6)	–	0.4	**44.3**
Restoration and environmental rehabilitation	41.0	2.4	–	–	0.4	**43.8**
Uninsured losses and future claims	32.4	9.2	–	–	0.1	**41.7**
Other	0.1	(0.1)	–	–	–	**–**
Total non-current provisions	112.8	20.7	(4.6)	–	0.9	**129.8**

(a) The increase during the period in the discounted amount arising from the passage of time is not material, and is included within amounts recognised.

Notes to the consolidated financial statements (continued)

Year ended 31 March	Ordinary Shares Fully Paid (a) (Number of Shares) 2006	2005	Contributed Equity (US$ Million) 2006	2005
23 Contributed equity				
PARTICULARS OF SHARES ISSUED DURING THE YEAR BY RINKER GROUP LIMITED				
On issue 31 March	**941,232,368**	944,994,496	**1,475.9**	1,497.1
Share buyback (b)	**(31,116,149)**	(4,000,028)	**(337.2)**	(21.9)
Universal Share Plan (c)	**–**	237,900	**–**	0.7
Total movements during the period	**(31,116,149)**	(3,762,128)	**(337.2)**	(21.2)
On issue 31 March	**910,116,219**	941,232,368	**1,138.7**	1,475.9

(a) Fully paid ordinary shares are listed on the Australian Stock Exchange, and carry one vote per share and the right to dividends.

(b) On 12 May 2005, Rinker announced the commencement of a 12 month on-market share buyback of up to 10 per cent of its ordinary shares outstanding at that date. 31,116,149 shares were repurchased under the on-market buyback during the year to 31 March 2006, of which 26,203,823 related to the buyback announced 12 May 2005 and the remainder related to a previous buyback program ended 26 May 2005. Shares repurchased were cancelled immediately on receipt. During the year ended 31 March 2005, 4,000,028 shares were repurchased under the previous buyback program.

(c) Rinker's Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. The plan encourages general employee share ownership and enables participants to qualify for the limited favorable tax treatment available in Australia for broad-based employee share plans. Employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. For this reason, this plan is not subject to performance conditions.

Prior to fiscal year 2006, the maximum number of shares available for each employee under the plan was set by the board on the recommendation of the compensation & human resources committee (the committee) and was issued annually. No loan facility is offered under USP.

During fiscal year 2005, 237,900 were issued in total to the 1,259 employees who participated in USP. During 2006, the shares were purchased on-market during appropriate trading windows, and had no impact on shares outstanding.

Shares acquired under USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

Rinker Employee Share Acquisition Plan (Rinker ESAP)

The Employee Share Acquisition Plan (ESAP) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax compensation or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant. These shares are not subject to performance conditions since they are being purchased in lieu of receiving bonuses where the performance condition has already been satisfied or are being purchased with fixed compensation.

Eligibility to participate in ESAP is determined by the Rinker board. Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to them. Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board. Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions). Participants may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such direction, the shares will not be voted.

Notes to the consolidated financial statements (continued)

Year ended 31 March	US$ Million 2006	US$ Million 2005
24 Reconciliation of changes in shareholders' equity		
ISSUED AND PAID-UP CAPITAL		
Balance at the beginning of the financial year	1,475.9	1,497.1
Buyback of shares (a)	(337.2)	(21.9)
Issue of shares (a)	–	0.7
Balance at the end of the financial year	1,138.7	1,475.9
SHARES HELD IN TRUST		
Balance at the beginning of the financial year	(21.1)	(1.2)
Shares purchased and held in trust	(23.1)	(19.9)
Balance at the end of the financial year	(44.2)	(21.1)
FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	225.3	196.6
Exchange differences relating to overseas net assets net (loss) gain on translation	(60.6)	28.7
Foreign currency translation reserve of controlled entity transferred to (profit) on sale	(2.3)	–
Balance at the end of the financial year	162.4	225.3
HEDGING RESERVE		
Balance at the beginning of the financial year	–	–
Gain taken to equity	1.4	–
Adjustment on change in accounting policy	1.9	–
Tax impact of (gain) on hedging reserve	(0.6)	–
Balance at the end of the financial year	2.7	–
EQUITY BASED COMPENSATION RESERVE		
Balance at the beginning of the financial year	5.6	0.2
Compensation on share-based transactions	8.7	4.0
Tax impact of equity based compensation	3.0	1.4
Balance at the end of the financial year	17.3	5.6
RETAINED PROFITS		
Balance at the beginning of the financial year	858.1	472.9
Actuarial (loss) gain on employee benefits	(4.3)	(4.0)
Tax impact of employee benefits	1.7	1.6
Net profit attributable to members of Rinker Group Limited	740.2	493.2
Total available for appropriation	1,595.7	963.7
Dividends	(194.4)	(105.6)
Balance at the end of the financial year	1,401.3	858.1
Total shareholders' equity attributable to members of Rinker Group Limited	2,678.2	2,543.8

(a) Refer to Note 23 for description of activity.

25 Minority interests

Contributed equity	5.4	3.3
Reserves	–	–
Retained profits	3.7	4.0
Minority interests	9.1	7.3

Notes to the consolidated financial statements (continued)

26 Key management personnel

Table 1: Compensation for Key Management Personnel (Amounts in US$)

		Short-Term Employee Benefits			Post Employment Benefits		Share-Based Incentives	Total	% Perf Related
NON-EXECUTIVE DIRECTORS		Base Salary and Fees (1)	Short-Term Incentive (1)(2)	Non-Monetary and Other Benefits (3)	Pension and Superannuation	Other Post Employment (4)	Equity (5)		
John Morschel (6) (7) chairman	**2006**	**$247,203**	**NA**	**NA**	**NA**	**NA**	**NA**	**$247,203**	**NA**
	2005	$221,916	NA	NA	NA	NA	NA	$221,916	NA
Marshall Criser (6) (8) deputy chairman	**2006**	**$179,784**	**NA**	**NA**	**NA**	**NA**	**NA**	**$179,784**	**NA**
	2005	$162,738	NA	NA	NA	NA	NA	$162,738	NA
John Ingram (6) (7) director	**2006**	**$107,870**	**NA**	**NA**	**NA**	**NA**	**NA**	**$107,870**	**NA**
	2005	$99,122	NA	NA	NA	NA	NA	$99,122	NA
John Arthur (6) (7) (9) director	**2006**	**$104,874**	**NA**	**NA**	**NA**	**NA**	**NA**	**$104,874**	**NA**
	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA
Walter Revell (6) director	**2006**	**$104,874**	**NA**	**NA**	**NA**	**NA**	**NA**	**$104,874**	**NA**
	2005	$96,164	NA	NA	NA	NA	NA	$96,164	NA
SUB-TOTAL NON-EXECUTIVE DIRECTORS	**2006**	**$744,605**	**NA**	**NA**	**NA**	**NA**	**NA**	**$744,605**	**NA**
	2005	$676,104	NA	NA	NA	NA	NA	$676,104	NA
SENIOR EXECUTIVES									
David Clarke (10) chief executive officer	**2006**	**$857,500**	**$1,800,000**	**$61,100**	**$583,998**	**$116,676**	**$1,921,261**	**$5,340,535**	**70%**
	2005	$792,500	$815,000	$48,872	$256,609	$145,203	$628,333	$2,686,517	54%
Karl Watson, Jr. (11) president – Rinker Materials West	**2006**	**$352,000**	**$449,540**	**$68,465**	**$0**	**$36,440**	**$510,143**	**$1,416,588**	**68%**
	2005	$326,250	$293,434	$219,433	$0	$23,936	$223,835	$1,086,888	48%
Karl Watson, Sr. (11) (12) president and chief operating officer – US construction materials	**2006**	**$357,000**	**$473,200**	**$38,157**	**$0**	**$52,408**	**$449,785**	**$1,370,550**	**67%**
	2005	$337,500	$337,517	$34,267	$0	$55,856	$150,800	$915,940	53%
Thomas Burmeister (11) vp and chief financial officer	**2006**	**$357,000**	**$473,200**	**$39,015**	**$0**	**$49,852**	**$449,785**	**$1,368,852**	**67%**
	2005	$337,500	$337,517	$37,734	$0	$53,100	$150,800	$916,651	53%
David Berger (11) vp – strategy and development	**2006**	**$340,000**	**$461,500**	**$22,137**	**$0**	**$45,424**	**$443,518**	**$1,312,579**	**69%**
	2005	$310,000	$313,408	$22,232	$0	$37,962	$150,800	$834,402	56%
Sharon DeHayes (6) (11) chief executive – Readymix	**2006**	**$337,000**	**$311,897**	**$170,006**	**$0**	**$47,475**	**$440,385**	**$1,306,763**	**58%**
	2005	$310,000	$304,620	$209,559	$0	$47,610	$150,800	$1,022,589	45%
Duncan Gage (11) president – concrete pipe division	**2006**	**$315,000**	**$422,500**	**$30,901**	**$0**	**$40,811**	**$411,054**	**$1,220,266**	**68%**
	2005	$292,500	$296,358	$29,191	$0	$42,950	$125,667	$786,666	54%
Ira Fialkow (11) vp – shared services	**2006**	**$311,000**	**$418,600**	**$19,520**	**$0**	**$41,676**	**$399,847**	**$1,190,643**	**69%**
	2005	$285,000	$289,300	$19,010	$0	$42,451	$125,667	$761,428	54%

Notes to the consolidated financial statements (continued)

26 Key management personnel (continued)

		Short-Term Employee Benefits			Post Employment Benefits		Share-Based Incentives	Total	% Perf Related
		Base Salary and Fees (1)	Short-Term Incentive (1)(2)	Non-Monetary and Other Benefits (3)	Pension and Superannuation	Other Post Employment (4)	Equity (5)		
Peter Abraham (6)(10)(13) general counsel and company secretary	**2006**	**$308,625**	**$246,449**	**$1,192**	**$148,472**	**$0**	**$207,154**	**$911,892**	**50%**
	2005	$288,625	$223,768	$1,128	$188,777	$0	$82,051	$784,349	39%
Debra Stirling (6)(13)(14) vp – corporate affairs and investor relations	**2006**	**$265,957**	**$232,958**	**$929**	**$34,620**	**$0**	**$147,642**	**$682,106**	**56%**
	2005	$251,991	$213,620	$854	$33,647	$0	$56,797	$556,909	49%
SUB-TOTAL SENIOR EXECUTIVES	**2006**	**$3,801,082**	**$5,289,844**	**$451,422**	**$767,090**	**$430,762**	**$5,380,574**	**$16,120,774**	**66%**
	2005	$3,531,866	$3,424,542	$622,280	$479,033	$449,068	$1,845,550	$10,352,339	51%
TOTAL KEY MANAGEMENT PERSONNEL	**2006**	**$4,545,687**	**$5,289,844**	**$451,422**	**$767,090**	**$430,762**	**$5,380,574**	**$16,865,379**	**NA**
	2005	$4,207,970	$3,424,542	$622,280	$479,033	$449,068	$1,845,550	$11,028,443	NA

(1) For the US senior executives and directors, includes amounts deferred into Rinker's 401(k) Plan and/or Rinker's Benefit Restoration and Voluntary Deferral Plan. For the Australian senior executives and directors, includes shares purchased under the Rinker Employee Share Acquisition Plan.

(2) Amounts shown for 2006 represent the amount of the short-term incentive awards earned by each named executive for performance.

(3) For the year ended 31 March 2006, non-monetary and other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Mr Clarke, it also includes tax preparation fees. For Ms DeHayes and Mr Watson, Jr this column also contains expatriate and/or relocation related expenses.

Additionally, non-monetary and other benefits include interest imputed on a loan of US$59,000 to Mr Burmeister that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon his termination of employment. There were no loans made to any key management personnel during the year.

(4) Other post employment includes the company matching and profit sharing contributions under the Company's 401(k) Plan and/or the Benefit Restoration and Voluntary Deferral Plan. Under the Benefit Restoration and Voluntary Deferral Plan, the company matching and profit sharing contributions included in the table represent Rinker's full commitment (or obligation) to the named executives under this plan.

(5) Amounts shown include the pro-rata value (1/3rd) of the fair value of the CASP and the year ended 31 March 2005 and the year ended 31 March 2006 PSP grants and are calculated in accordance with A-IFRS as required under Australian Accounting Standard AASB 124.

For the 11 May 2005 grant, the fair value was calculated at US$6.41 and for the 16 February 2006 grant, the fair value was calculated at US$9.40. The fair values were calculated by independent external advisors using the binomial pricing model and are not necessarily indicative of the eventual value that may or may not be realised by the executive.

Total dividends received by the executives are included in the above amounts. For the year ended 31 March 2006, dividends were paid on CASP and PSP grants totalling US$418,588.

(6) All amounts shown for the non-executive directors, Mr Abraham, Ms Stirling and a portion of the non-monetary and other benefits for Ms DeHayes were paid in Australian dollars and have been converted at an exchange rate of 0.74910 (US$/A$1.00) for 2006 and 0.73972 (US$/A$1.00) for 2005.

(7) Mr Arthur, Mr Ingram and Mr Morschel all participated in ESAP during the year. Of the above totals Mr. Arthur received A$122,000 (US$91,390), Mr Ingram received A$24,000 (US$17,978) and Mr. Morschel received A$90,000 (US$67,419) in the form of ESAP shares, with the balance in cash. These amounts are included under "base salary and fees."

(8) Included in Mr Criser's fees are the amounts deferred into Rinker Materials Benefit Restoration and Voluntary Deferral Plan.

(9) Included in Mr Arthur's fees are compulsory superannuation contributions of A$11,466 (US$8,589).

(10) The pension and superannuation amounts shown for Mr Clarke and Mr Abraham represents the increase during the year ended 31 March 2006 in the actuarial value (of their one-time lump sum benefit payable upon retirement) of amounts accrued in the defined benefit superannuation plan. The actuarial amounts include projections of future salary, vested years of service and retirement date. These amounts are discounted based on the latest available current ten-year government bond yields.

In 2006 an increase was made in the salary used to calculate Mr Clarke's superannuation. The previous calculation adjusted a notional salary (established before Rinker demerged from CSR Limited) by the annual base salary percentage increase. This resulted in a calculation that was significantly below both actual salary and market based benchmark data. Effective with year ended 31 March 2006, his actual US base salary is being used for the calculation converted to Australian dollars at the current exchange rate at the time of any change in that base salary.

Notes to the consolidated financial statements (continued)

26 Key management personnel (continued)

(11) After considering independent advice, the board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.

The duration of employment agreements with the relevant executives are for three years, which automatically extend by one year on the anniversary date of the agreements unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.

If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short-term incentive for the period of his or her active employment during the financial year.

If, during the employment period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive's employment contract) the company is required to:

- Pay the executive, in a lump sum, a pro rata portion of his or her short-term incentive and amounts accrued for unused leave.
- Determine the executives' eligibility to vest in a pro rata share of long-term incentives in progress at the time of his or her termination, in accordance with plan rules.
- Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short-term incentive at target performance. Additionally, the executive would continue to receive any other benefits, with the exception of new long-term incentive opportunities, he or she was entitled to at time of termination for the following 24 months.
- Provide the executive with professional outplacement services valued up to US$15,000 for Mr Clarke and US$10,000 for the other senior executives.

If, during the employment period, the company terminates the employment of the executive for cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts of accrued leave.

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

(12) Karl Watson, Sr announced his retirement effective 31 March 2006.

(13) Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total compensation (including target incentives) or three months' base compensation (base compensation is equivalent to approximately 75 per cent of fixed compensation) plus 0.7 months base compensation per year of service, not to exceed 24 months. As at 31 March 2006, Mr Abraham had 26 years of service and Ms Stirling had seven years.

Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

(14) For Ms Stirling, pension and superannuation benefits represent the company's contributions made to accumulation superannuation plans in Australia.

COMPENSATION STRUCTURE

All compensation received by the key management personnel is detailed in table 1 within this note to the financial statements.

The compensation structure for the chief executive, senior executives and other executives comprises policies and programs for both fixed and variable compensation.

- Fixed compensation is made up of base salary and welfare, retirement and incidental other benefits.
- Variable compensation consists of an annual short-term incentive plan and long-term incentives that are tied to performance and are at risk, depending upon performance.

The compensation structure is designed to strike an appropriate balance between fixed and variable compensation. To accomplish this, the committee considers, in addition to the performance of individual executives, external benchmarking data and Rinker's relative performance against a group of peer companies. The peer group focuses on companies in the construction materials business. After this review, the committee determines the base salary for the chief executive and senior executives and determines the parameters for variable compensation.

BASE SALARY

Base salaries are reviewed annually and are determined by reference to appropriate benchmark information, taking into account an individual's responsibilities, performance, qualifications, experience and geographic location. The broad objective is to ensure that the base salary is set at median market levels.

VARIABLE COMPENSATION

The committee and the board believe that well designed and managed short-term and long-term incentive plans are important elements of employee compensation, providing tangible incentives for employees to strive to improve Rinker's performance both in the short-term and long-term for the benefit of shareholders. Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way that gives them a common interest with shareholders.

The proportions of total compensation which may be received in variable form differs between Rinker group managers but are consistent with local practices in each country and takes into account individuals' responsibilities, performance and experience. All variable compensation is tied to performance.

Notes to the consolidated financial statements (continued)

26 Key management personnel (continued)

SHORT-TERM INCENTIVE PLAN

The Short-Term Incentive (STI) Plan is designed to directly link variable compensation to financial performance. It is an integral part of the Rinker high performance culture and is designed to drive continuous performance improvement in each business in the Rinker group.

Under the STI, performance is measured through generation of economic profit (EP), a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital). The committee chose this measure as it is closely linked to the creation of additional value for shareholders. If EP is positive, shareholder value is being created. Through its design, the STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Since EP is measured at the operating unit level, each manager in the organisation has an incentive to maximise the EP of his or her operating unit.

Other key components of the STI for the chief executive and senior executives include:

a. EP improvement targets are set for multiple years to encourage longer-term decision making and continuous improvement.

b. The committee has discretion to adjust the calculated awards for the chief executive and senior executives based on company performance related to safety, health and environmental issues; and their overall compliance with policies and commitment to Rinker's code of business ethics and to the organisation's values.

The responsibility for recommending final STI awards has been delegated to the committee by the board since they are in the most appropriate position to assess the performance of the chief executive and senior executives. Each year, the calculated EP performance results are reviewed by an independent third party and submitted to the committee. The committee then assesses Rinker's actual performance against targets and determines if discretionary adjustments are merited for the chief executive or senior executives. Once this review is complete, the committee will recommend to the board the final values of the STI to be paid to the chief executive and senior executives.

Awards under the STI are made in each financial year and relate only to performance in that financial year. Accordingly, 100% of the STI awards to the chief executive and senior executives for the year ended 31 March 2006 (2006 STI) vested in that year and will be paid during the year ended 31 March 2007. No part of the 2006 STI awards for the chief executive and senior executives are payable in, or in respect of performance in, any other financial year. For the chief executive and senior executives, zero percent of the 2006 STI awards were forfeited in the year ended 31 March 2006 (based on the STI award for target performance).

Based on the excellent performance of Rinker during the year ended 31 March 2006, as measured by improvement in EP and achievement of individual goals, the board has approved for the chief executive and senior executives incentive awards equal to US$5,289,844. This represents the maximum payout allowed under the STI for the chief executive and for most of the senior executives. These amounts are fully accrued and expensed in Rinker's accounts during the year in which they are earned.

COMPANY PERFORMANCE

Rinker's strong performance over the past three years has resulted in high levels of compensation being paid to some employees participating in the short-term incentive plan. If performance is maintained, we anticipate the current long-term plans to vest. Because these plans are designed to align participant's interest with those of shareholders, both have benefited from Rinker's strong performance to date.

Performance Share Plan (Rinker PSP)

The Performance Share Plan (PSP) is a long-term equity incentive plan for Rinker's chief executive, senior executives and other executives making key contributions in Australia or the United States. The PSP is designed to align participants' interest with those of shareholders by increasing the value of Rinker shares. Under the PSP, performance is measured by comparing Rinker's total shareholder return (TSR) (share price appreciation plus dividends reinvested) with a group of peer companies. This is an equity based plan under which participants can earn Rinker shares or American Depositary Receipts (ADRs) or both. The Committee believes this best aligns the interests of participants in the PSP with those of its shareholders as it measures Rinker's performance in generating returns to shareholders against its peer group of companies.

Although the maximum number of shares that could vest for each individual participant is limited by the number of shares granted, as the market price of the shares increases (or decreases) so does the value of the grant to the participants.

The initial value of the award that can be potentially earned by a participant is based on market data, Rinker's financial performance, as well as level of responsibility and individual performance.

The initial value of the potential award, as referred to above is applied under the PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the Australian Stock Exchange (ASX) or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting. Each participant may direct the plan trustee how to vote any shares held on the participant's behalf. In the absence of those directions the shares will not be voted.

As at 31 March 2006 there were two grant cycles outstanding under the PSP. The vesting hurdle for both cycles is Rinker's TSR percentile ranking within a group of peer companies between:

- 1 April 2004 and 31 March 2007 for the grant made during the year ended 2005; and
- 1 April 2005 and 31 March 2008 for the grants made during the year ended 2006.

To ensure objectivity in assessing performance, at the end of each performance period, an independent third party will review Rinker's TSR performance and its ranking against the group of peer companies. For both cycles, 20% of the award will vest at 25th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies.

For the grants issued during the year ended 31 March 2005 and 2006, the peer companies include: Boral Limited, Cemex SA de CV, CRH plc, Florida Rock Industries, Inc., Hanson plc, Heidelberg Cement AG, Holcim Limited, Lafarge North America, Inc., Lafarge SA, Martin Marietta Materials, Inc., St. Lawrence Cement Group, Inc., US Concrete, Inc., and Vulcan Materials Company.

Notes to the consolidated financial statements (continued)

26 Key management personnel (continued)

A pro rata (1/3rd) share of the PSP award grant related to the year ended 31 March 2006 and 2005, has been included in the compensation table under the heading "Share-based Incentives – Equity".

During the year ended 31 March 2006, the committee undertook a review of the PSP design. Among other factors considered during this review, the committee also took into account concerns expressed by shareholders when considering the adoption of last year's remuneration report. After this review, the committee recommended and the board approved modifications to future grants. Effective with grants awarded in the year ended 31 March 2007 and thereafter, a portion of the award will vest at 50th percentile performance and increase up to 100% vesting at 75th percentile performance versus the group of peer companies. No portion of the awards will vest for performance below the 50th percentile when compared to the peer group of companies.

The cost of shares granted under the performance share plan are estimated by reference to fair value at the date of grant. Fair value is measured using the binomial pricing model. The weighted average fair value of the 2,399,250 (2005: 2,439,200) shares granted under the plan was measured at US$6.80 (2005: US$3.77).

The following represents the inputs to the binomial pricing model used in estimating fair value:

	2006	2005
Grant date share price:	**US$9.32**	US$5.47
Risk free rate	**5.17%**	5.70%
Dividend yield	**2.00%**	2.00%
Volatility factor	**25.00%**	25.00%
Weighted average expected life (yrs)	**2.8**	3.0

The fair value is being expensed on a straight-line basis over the three year vesting period of each grant. During the fiscal year 2006, US$8.7 million was recorded in income in respect of the performance share plan, of which US$5.4 million represented the pro rata cost of the shares issued during fiscal year 2006, and US$3.3 million represented the pro rata cost of the shares issued during fiscal year 2005. Cash paid for the 2,086,750 shares acquired on market on behalf of plan participants during the year ended 31 March 2006, totalling US$23.7 million, was recorded as a reduction of equity and recognised as shares held in trust in the balance sheet.

During fiscal year 2005, US$3.3 million was recognised in income in respect of the 2,439,200 shares granted under the 2005 performance share plan. Cash paid to acquire shares on behalf of plan participants, totalling US$19.9 million, was recognised in the balance sheet as shares held in trust.

Table 2: Fiscal Year 2006 and 2005 Performance Share Plan Award for the chief executive and senior executives
(Amounts shown in number of Rinker shares)

	2006				2005			
Name	Year Ended 31 March Total Number of Shares Granted (1)	Performance below 25th Percentile 0% vesting	Performance at 50th Percentile Target Level 40% Vesting	Performance at or above 75th Percentile 100% Vesting	Year Ended 31 March Total Number of Shares Granted (1)	Performance below 25th Percentile 0% Vesting	Performance at 50th Percentile Target Level 40% Vesting	Performance at or above 75th Percentile 100% Vesting
David Clarke	493,000	0	197,200	493,000	500,000	0	200,000	500,000
Karl Watson, Jr.	107,000	0	42,800	107,000	120,000	0	48,000	120,000
Karl Watson, Sr.	113,000	0	45,200	113,000	120,000	0	48,000	120,000
Thomas Burmeister	113,000	0	45,200	113,000	120,000	0	48,000	120,000
David Berger	111,000	0	44,400	111,000	120,000	0	48,000	120,000
Sharon DeHayes	110,000	0	44,000	110,000	120,000	0	48,000	120,000
Duncan Gage	110,000	0	44,000	110,000	100,000	0	40,000	100,000
Ira Fialkow	105,000	0	42,000	105,000	100,000	0	40,000	100,000
Peter Abraham	45,000	0	18,000	45,000	35,000	0	14,000	35,000
Debra Stirling	31,000	0	12,400	31,000	25,000	0	10,000	25,000

Notes to the consolidated financial statements (continued)

26 Key management personnel (continued)

(1) Total number of shares granted represents the maximum number of shares that may vest if Rinker's TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The chief executive and senior management team are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. Once the shares are purchased, they may also direct the trustee how to vote these shares.

Rinker Cash Award Share Plan (Rinker CASP)
The Cash Award Share Plan (CASP) is a long-term equity incentive plan for Australian-based senior executives and other executives making key contributions that was also designed to promote the Total Shareholder Return (TSR) of Rinker shares. This Plan mirrored a similar plan operating in CSR Limited at the time of Rinker's demerger from CSR and was introduced shortly following the demerger. CASP was superseded by the Performance Share Plan effective from 1 April 2004. No shares were purchased under the Plan during the year ended 31 March 2005 and 2006, and the 293,437 shares purchased (at a cost of US$1.2 million (A$1.6 million)) during 2004 remained outstanding.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. To ensure objectivity in assessing performance, prior to the end of the performance period, an independent third party will review Rinker's TSR performance and its ranking against the S&P/ASX 200. Each offer is also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of grant, or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting. The plan rules specify the basis on which any bonus shares issued in respect of shares received under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held. Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of those directions, the shares will not be voted.

A pro rata (1/3rd) share of the CASP award grant related to the year ended 31 March 2006 and 2005, has been included in table 1 in these notes to the financial statements under the heading "Share-based Incentives – Equity".

27 Auditors' remuneration

Thousands of Dollars Year ended 31 March	**US$** **2006**	US$ 2005
Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity		
Auditor of parent entity:		
Deloitte Touche Tohmatsu in Australia	**788**	697
Deloitte Touche Tohmatsu outside of Australia	**1,313**	1,245
	2,101	1,942
Audit related services:		
Deloitte Touche Tohmatsu in Australia	**–**	4
Deloitte Touche Tohmatsu outside of Australia	**55**	72
	55	76
Taxation Services:		
Taxation strategy and compliance		
Deloitte Touche Tohmatsu outside of Australia	**–**	122
	–	122
Other fees (1):		
Deloitte Touche Tohmatsu in Australia	**184**	–
Deloitte Touche Tohmatsu outside of Australia	**79**	–
	263	–
Total auditors' remuneration	**2,419**	2,140

(1) Other fees relate to acquisition due diligence work and scrutineering.

Notes to the consolidated financial statements (continued)

28 Financial instruments

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under "Significant accounting policies".

Interest rate exposure
Interest rate exposure is managed with an objective of reducing year to year volatility to interest costs to obtain a stable and predictable interest expense outcome. To achieve this result, Rinker group entities enter into interest rate hedges using interest rate swaps.

As at 31 March 2006 approximately 98 per cent of the Rinker group's gross debt is US dollar denominated.

Foreign exchange risk exposure
For the year ended 31 March 2006, around 80% of the Rinker group's trading revenue was generated by Rinker Materials in the US. For the years ended 31 March 2006 and 2005, there were virtually no movements of currency between US dollars and Australian dollars that resulted in a material amount of realised exchange gains or losses. As a result, the only significant impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes. An appreciation of the A$ relative to the US$ would be expected to have a favourable impact on the Rinker group's US$ results.

Funding and Liquidity Risk
In addition to the high level of free cash flow generated by the group, Rinker arranges its funding to manage liquidity risk by maintaining:

(a) an appropriate maturity profile through the use of long-term borrowings, and avoiding undue concentrations of maturities or refinancing risk;

(b) access to substantial committed bank facilities, with maturities ranging from 364 days to 4 years; and

(c) access to short-term funding sources through, amongst other avenues, the commercial paper market.

This approach provides Rinker with a flexible, cost-effective funding structure that manages risk while allowing the group to respond to strategic opportunities as they arise.

Credit exposure
The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody's or Standard and Poor's rating of at least A3 or A- respectively. The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate derivatives is represented by the fair value of the contracts. The carrying amounts of financial assets included in the Rinker group's financial statements represent the Rinker group's exposure to credit risk in relation to these assets.

As at 31 March 2006 and 2005, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

Fair value
Except as detailed in the interest rate risk exposure table below, the carrying amount of financial assets and liabilities recorded in the financial statements approximates their fair values. Fair value represents in relation to an asset, the fair value were the asset to be exchanged and in relation to a liability, the fair value were the liability to be settled.

The following assumptions and methods were used to estimate fair value:

Interest rate swaps – The fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short-term loans and deposits, receivables, payables and short-term borrowings – The carrying amounts of these financial instruments approximate fair value due to their short maturity.

Long-term borrowings – The present value of expected cash flows have been used to determine fair value using interest rates derived from market parameters that accurately reflect their term structure.

Interest rate swap contracts
Under interest rate swap contracts, the consolidated entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the consolidated entity to mitigate the risk of changing interest rates on debt outstanding. The fair value of interest rate swaps are based on market values of equivalent instruments at the reporting date and are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at reporting date:

Notes to the consolidated financial statements (continued)

28 Financial instruments (continued)

OUTSTANDING FLOATING TO FIXED CONTRACTS US$ Million As at 31 March	Average contracted fixed interest rate % 2006	2005	Notional Principal amount 2006	2005	Fair value 2006	2005
Less than 1 year	**3.3%**	–	**125**	–	**1.6**	–
1 to 2 years	**3.5%**	3.3%	**125**	125	**2.9**	1.4
2 to 3 years	**–**	3.5%	**–**	125	**–**	2.0
			250	250	**4.5**	3.4

From 1 April 2005, interest rate swap contracts exchanging floating rate interest amounts to fixed rate interest amounts are designated and effective as cash flow hedges. Interest rate swaps outstanding at 1 April 2005 were recognised as financial assets on adoption of the accounting policies specified in Note 1.

Fair Values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments.

As at 31 March US$ Million	Carrying Amount (a) 2006	2005	Fair Value 2006	2005
Financial assets:				
Cash and cash equivalents	**289.1**	588.2	**289.1**	588.2
Trade receivables	**646.7**	556.4	**646.7**	556.4
Other receivables	**70.8**	91.9	**70.8**	91.9
Interest rate swaps				
(fixed rate payer against US$ Libor) (a)	**4.5**	–	**4.5**	–
Other financial assets	**32.6**	22.5	**32.6**	22.5
Financial liabilities:				
Trade payables	**(440.9)**	(398.0)	**(440.9)**	(398.0)
Other payables	**(195.4)**	(143.0)	**(195.4)**	(143.0)
Provisions	**(214.8)**	(202.4)	**(214.8)**	(202.4)
Long-term debt				
Fixed rate US$ debt	**(352.2)**	(603.0)	**(392.2)**	(667.7)
Floating rate US$ debt	**(285.0)**	(248.2)	**(285.0)**	(248.2)
Other A$ debt	**(4.1)**	(6.8)	**(4.1)**	(6.8)
Other CNY debt	**(6.2)**	(6.0)	**(6.2)**	(6.0)
Short-term debt				
Fixed rate CNY debt	**(3.1)**	(3.0)	**(3.1)**	(3.0)
Other US$ debt	**–**	(1.0)	**–**	(1.0)
Total borrowings	**(650.6)**	(868.0)	**(690.6)**	(932.7)
Total	**(458.0)**	(352.4)	**(498.0)**	(417.1)
Off balance sheet:				
Interest rate swaps	**–**	–	**–**	3.4
Total	**–**	–	**–**	3.4

(a) As discussed in the significant accounting policies, Rinker group adopted AASB 139, "Financial Instruments: Recognition and Measurement" on 1 April 2005. The change in accounting policy calls for the recognition and measurement of derivative financial instruments at fair value. The consolidated entity elected not to restate comparative information for financial instruments. The fair value of derivative financial instruments as at 31 March 2005 was not recognised in the balance sheet but is disclosed as an off balance sheet item.

Interest rate sensitivity and risk management

The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group's interest rate exposure and should be read in conjunction with Note 21.

Gains/losses on hedging instruments recognised directly in equity are shown in the Statement of Recognised Income and Expense.

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

Notes to the consolidated financial statements (continued)

28 Financial instruments (continued)

INTEREST RATE RISK EXPOSURE As at 31 March 2006 US$ Million	Weighted Average Term in Years	Weighted Average Rate %PA (a)	Fixed Maturities 1 year or Less	Fixed Maturities 1 to 2 Years	Fixed Maturities 2 to 3 Years	Fixed Maturities 3 to 4 Years	Fixed Maturities 4 to 5 Years	Fixed Maturities over 5 Years	Non-Interest Bearing	Total
Financial assets:										
Cash and cash equivalents (variable interest rate)	–	4.5	289.1	–	–	–	–	–	–	289.1
Interest rate swaps (fixed rate payer against US$ Libor)	1.0	3.4	–	–	–	–	–	–	4.5 (c)	4.5
Financial liabilities:										
Long-term debt										
Fixed rate US$ debt	10.9	5.8	(0.7)	(0.5)	(0.3)	(0.3)	(200.2)	(150.2)	–	(352.2)
Floating rate US$ debt (b)	3.5	5.0	–	–	–	(130.0)	(155.0)	–	–	(285.0)
Other A$ debt	10.3	1.2	(1.5)	(0.6)	(0.5)	(0.5)	(0.5)	(0.5)	–	(4.1)
Fixed rate CNY debt	1.1	5.1	–	(6.2)	–	–	–	–	–	(6.2)
Short-term debt										
Fixed rate CNY debt	–	4.9	(3.1)	–	–	–	–	–	–	(3.1)
Total borrowings			(5.3)	(7.3)	(0.8)	(130.8)	(355.7)	(150.7)	–	(650.6)
Total			283.8	(7.3)	(0.8)	(130.8)	(355.7)	(150.7)	4.5	(357.0)

(a) Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b) This debt can be refinanced using existing standby facilities.

(c) This represents the fair value of the swaps. The fair value does not mature or require repayment.

INTEREST RATE RISK EXPOSURE As at 31 March 2005 US$ Million	Weighted Average Term in Years	Weighted Average Rate %PA (a)	Fixed Maturities 1 year or Less	Fixed Maturities 1 to 2 Years	Fixed Maturities 2 to 3 Years	Fixed Maturities 3 to 4 Years	Fixed Maturities 4 to 5 Years	Fixed Maturities over 5 Years	Non-Interest Bearing	Total
Financial assets:										
Cash and cash equivalents (variable interest rate)	–	4.1	588.2	–	–	–	–	–	–	588.2
Interest rate swaps (fixed rate payer against US$ Libor)	2.0	3.4	–	–	–	–	–	–	3.4 (c)	3.4
Financial liabilities:										
Long-term debt										
Fixed rate US$ debt	7.0	6.2	(250.8)	(0.7)	(0.7)	(0.2)	(0.3)	(350.3)	–	(603.0)
Floating rate US$ debt (b)	3.6	2.4	–	–	–	(98.2)	(150.0)	–	–	(248.2)
Other A$ debt	4.5	0.8	(2.3)	(1.4)	(0.9)	(0.5)	(0.4)	(1.3)	–	(6.8)
Fixed rate CNY debt	2.2	5.2	–	–	(6.0)	–	–	–	–	(6.0)
Short-term debt										
Fixed rate CNY debt	0.1	4.9	(3.0)	–	–	–	–	–	–	(3.0)
Other US$ debt	1.0	5.8	(1.0)	–	–	–	–	–	–	(1.0)
Total borrowings			(257.1)	(2.1)	(7.6)	(98.9)	(150.7)	(351.6)	–	(868.0)
Total			331.1	(2.1)	(7.6)	(98.9)	(150.7)	(351.6)	3.4	(276.4)

(a) Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b) This debt can be refinanced using existing standby facilities.

(c) This represents the fair value of the swaps. The fair value does not mature or require repayment.

Notes to the consolidated financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
29 Contracted capital expenditure		
Contracted capital expenditure		
Estimated capital expenditure contracted for at balance date but not provided for:		
Payable within one year – controlled entities	61.5	53.9
Payable within one year – associate entities	2.3	1.9
Total contracted capital expenditure	63.8	55.8

30 Contracted operating lease and hire expenditure

Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements:		
land and buildings	98.8	68.6
quarry and other raw material reserves	89.2	81.2
plant and equipment	33.2	36.7
	221.2	186.5
Contracted operating lease and hire expenditure comprises:		
Operating leases		
Non-cancellable payable		
within 1 year	35.7	32.7
between 1 and 3 years	53.1	41.9
between 3 and 5 years	35.2	31.8
after 5 years	62.5	50.9
	186.5	157.3
Other operating leases		
within 1 year	5.5	2.6
between 1 and 3 years	6.5	4.2
between 3 and 5 years	3.9	2.7
after 5 years	10.5	6.0
	26.4	15.5
Consolidated entity's share of associate entities' operating lease and hire expenditure commitments:		
within 1 year	1.8	3.6
between 1 and 3 years	2.5	3.2
between 3 and 5 years	1.0	2.7
after 5 years	3.0	4.2
	8.3	13.7
Total operating lease and hire expenditure	221.2	186.5
Finance leases payable		
within 1 year	0.2	0.2
between 1 and 3 years	0.1	0.3
between 3 and 5 years	–	–
Total minimum finance lease payments	0.3	0.5
Less amounts provided for in the financial statements		
current lease liabilities	0.2	0.2
non-current lease liabilities	0.1	0.3
Finance lease expenditure not otherwise provided for in the financial statements	–	–
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	221.2	186.5

Contingent rentals for 2006 and 2005 financial years were not material. The leases on most of the Rinker group's rental premises contain renewal options. The Rinker group's decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof. Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

Notes to the consolidated financial statements (continued)

31 Impairment testing

Under A-IFRS, the Rinker group reviews the carrying amounts of its tangible and intangible assets annually at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, the Rinker group is required to write-down these assets to their estimated recoverable amount, generally the higher of fair value less costs to sell and value in use. Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amounts involve significant judgments by Rinker group entities' management and represent the estimated current value of the cash flows arising from the proposed continued use or the sale of the assets. In calculating recoverable amounts, Rinker group entities discount cash flows to present value. Management calculates the cash flows utilising forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. Rinker group entities' management review these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Impairment losses are measured as the amount by which the carrying value of the assets exceeds their recoverable amount as calculated above. Impairment losses are recognised immediately in earnings. There were no material impairment losses in fiscal years 2006 and 2005.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in earnings.

Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions. Key assumptions include discount rates, sales volumes, average selling price and cost assumptions. Discount rates are based on the estimated cost of capital in the applicable country. Sales volumes, average selling price and cost assumptions all use historical results as a base and are adjusted based on forecast assumptions derived from past experience. Adjustments include approved strategic initiatives by the Rinker group and any expected external factors, such as economic activity levels, degree of competition and the relevant Rinker group entity's position in the market for the business under review.

Goodwill and intangible assets with indefinite lives are tested for impairment annually at the balance date and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Goodwill is disclosed by Segment in Note 2 of the financial statements.

32 Non-cash financing and investing activities

There were no material non-cash transactions during the years shown other than those disclosed elsewhere in the financial statements.

33 Related party information

TRANSACTIONS WITHIN WHOLLY-OWNED GROUP

During the year Rinker Group Limited received dividends from its wholly-owned controlled entities, advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All transactions during the year ended 31 March 2006 with related parties were on commercial terms and conditions. Other than as described above or in Note 35, no material amounts were receivable from, or payable to, related parties as at 31 March 2006 and 2005, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

DIRECTORS AND DIRECTOR-RELATED ENTITIES

The directors who held office during the year and their holdings of Rinker Group Limited securities, are detailed in the table below. Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company's constitution in respect of entitlements to retirement and termination payments. These entitlements were frozen as at 31 March 2004.

TRANSACTIONS WITH DIRECTORS AND DIRECTOR-RELATED ENTITIES

During the fiscal year Rinker group entities purchased services at arm's length terms from trucking services companies whose president is a stepson of Karl H. Watson, Sr., a key manager and director of Rinker Materials of Florida, Inc. and Florida Crushed Stone Company before his retirement at 31 March 2006. The purchases totalled US$17,261,000 (2005:US$12,023,000). The outstanding payables balance at 31 March 2006 was $0.2 million (2005: n/a).

Other transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favourable than those available to other customers, employees, or shareholders include: the acquisition of shares in Rinker Group Limited under the employee share plans, dividends from ordinary shares in Rinker Group Limited, the sale of goods and services, contracts of employment and reimbursement of expenses, and contracts of employment with relatives of directors on either a full-time or work experience basis.

Notes to the consolidated financial statements (continued)

33 Related party information (continued)

SHAREHOLDINGS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES
The holdings of executives at 31 March 2006 is given below.

	Nature of Holdings (1)	Note	Balance 31 March 2005	Granted Subject to Performance Hurdle	Net Changes Other (2)	Balance 31 March 2006
Rinker Group Limited directors shareholdings						
John Arthur	Ordinary		17,663	–	–	17,663
	CASP / PSP	3	–	–	–	–
	ESAP	4	14,742	–	8,559	23,301
	US Deferral Plan	5	–	–	–	–
	TOTAL		**32,405**	**–**	**8,559**	**40,964**
David Clarke	Ordinary		261,499	–	–	261,499
	CASP / PSP	3	500,000	493,000	–	993,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	249,020	–	–	249,020
	TOTAL		**1,010,519**	**493,000**	**–**	**1,503,519**
Marshall Criser	Ordinary		34,000	–	14,500	48,500
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	US Deferral Plan	5	–	–	3,782	3,782
	TOTAL		**34,000**	**–**	**18,282**	**52,282**
John Ingram	Ordinary		15,000	–	–	15,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	1,635	–	1,766	3,401
	US Deferral Plan	5	–	–	–	–
	TOTAL		**16,635**	**–**	**1,766**	**18,401**
John Morschel	Ordinary		39,640	–	–	39,640
	CASP / PSP	3	–	–	–	–
	ESAP	4	17,822	–	6,619	24,441
	US Deferral Plan	5	–	–	–	–
	TOTAL		**57,462**	**–**	**6,619**	**64,081**
Walter Revell	Ordinary		20,000	–	–	20,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	US Deferral Plan	5	–	–	–	–
	TOTAL		**20,000**	**–**	**–**	**20,000**

Notes to the consolidated financial statements (continued)

33 Related party information (continued)

SHAREHOLDINGS OF EXECUTIVES AND EXECUTIVE-RELATED ENTITIES
The holdings of executives at 31 March 2006 is given below.

	Plan (1)	Note	Balance 31 March 2005	Granted Subject to Performance Hurdle	Net Changes Other (2)	Balance 31 March 2006
Peter Abraham	Ordinary		130,973	–	–	130,973
	CASP / PSP	3	62,796	45,000	–	107,796
	ESAP	4	8,774	–	3,531	12,305
	US Deferral Plan	5	–	–	–	–
	TOTAL		**202,543**	**45,000**	**3,531**	**251,074**
David Berger	Ordinary		36,162	–	–	36,162
	CASP / PSP	3	120,000	111,000	–	231,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	118,251	–	–	118,251
	TOTAL		**274,413**	**111,000**	**–**	**385,413**
Tom Burmeister	Ordinary		20,000	–	–	20,000
	CASP / PSP	3	120,000	113,000	–	233,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	52,002	–	11,305	63,307
	TOTAL		**192,002**	**113,000**	**11,305**	**316,307**
Sharon DeHayes	Ordinary		21,495	–	–	21,495
	CASP / PSP	3	120,000	110,000	–	230,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	22,043	–	25,305	47,348
	TOTAL		**163,538**	**110,000**	**25,305**	**298,843**
Ira Fialkow	Ordinary		24,370	–	–	24,370
	CASP / PSP	3	100,000	105,000	–	205,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	77,860	–	8,434	86,294
	TOTAL		**202,230**	**105,000**	**8,434**	**315,664**
Duncan Gage	Ordinary		–	–	–	–
	CASP / PSP	3	100,000	110,000	–	210,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	40,121	–	–	40,121
	TOTAL		**140,121**	**110,000**	**–**	**250,121**
Debra Stirling	Ordinary		214,077	–	50	214,127
	CASP / PSP	3	43,531	31,000	–	74,531
	ESAP	4	57,043	–	–	57,043
	US Deferral Plan	5	–	–	–	–
	TOTAL		**314,651**	**31,000**	**50**	**345,701**
Karl Watson Jr.	Ordinary		13,100	–	–	13,100
	CASP / PSP	3	173,369	107,000	–	280,369
	ESAP	4	143,768	–	–	143,768
	US Deferral Plan	5	–	–	75,220	75,220
	TOTAL		**330,237**	**107,000**	**75,220**	**512,457**
Karl Watson Sr. (6)	Ordinary		10,500	–	31,299	41,799
	CASP / PSP	3	120,000	113,000	–	233,000
	ESAP	4	–	–	–	–
	US Deferral Plan	5	43,339	–	–	43,339
	TOTAL		**173,839**	**113,000**	**31,299**	**318,138**

No directors or senior executives have entered into transactions that would limit the economic risk of their holdings in Rinker's shares.

(1) Including ADRs (if applicable).
(2) Includes changes resulting from purchases and sales during the year. This column will also show, when applicable, the vesting or forfeiture of shares held under CASP and PSP.
(3) CASP and PSP shares are at risk and will be eligible to vest if performance criteria are met. PSP shares granted during the year ended 31 March 2006 were granted on 11 May 2005 and 16 February 2006. The number of shares listed includes shares that have been granted but may not yet have been purchased.
(4) Shares purchased by the executive under the ESAP scheme.
(5) Shares acquired under Rinker Materials Benefit Restoration and Voluntary Deferral Plan.
(6) Karl Watson, Sr announced his retirement effective 31 March 2006.

Notes to the consolidated financial statements (continued)

34 Defined benefit plans

Rinker Group Limited and its controlled entities participate in a number of defined benefit and contribution funds in Australia, the United States and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependents on death. The estimated liability for the total defined benefit obligation is accrued on the balance sheet. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

DEFINED BENEFIT FUNDS

The benefits provided by the defined benefit fund is based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. The cost of providing benefits is recorded in the income statement. The cost of providing benefits recorded in the income statement is based on the actuarial estimate of the annual cost of funding members' benefits using the Projected Unit Credit Method. Actuarial valuations are carried out at each reporting date. Differences between actuarial estimates and actual results are recorded directly in equity and presented in the Statement of Recognised Income and Expense. These differences, also known as actuarial gains and losses, arise from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has been recognised as a liability in the financial statements.

For US and Australian plans, the plan actuaries have not recommended that additional contributions beyond the current contribution level be made. Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates, and salary increases.

Harwood Superannuation Fund

In Australia, Rinker group entities participate in the defined benefit Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. The benefits provided by the defined benefit fund is based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. CSR Limited and Rinker Group Limited each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker Group Limited is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed within the Rinker group post-demerger by their respective group companies.

Key assumptions used (expressed as weighted averages):	2006 %	2005 %
Discount rate(s)	**5.6%**	5.7%
Expected return on plan assets (a)	**7.9%**	7.8%
Expected rate(s) of salary increase	**4.0%**	4.2%

(a) To develop the expected long-term rate of return on assets assumption, Rinker group considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Year ended 31 March	US$ Million 2006	US$ Million 2005
Amounts recognised in income in respect of these defined benefit plans are as follows:		
Current service cost	**2.6**	2.6
Interest cost	**4.2**	4.1
Expected return on plan assets	**(3.8)**	(3.2)
Total included in employee benefit expense	**3.0**	3.5
Actuarial losses/(gains) incurred during the year and recognised in the Statement of Recognised Income and Expense	**4.8**	3.9
Cumulative actuarial gains and losses recognised in the Statement of Recognised Income and Expense	**8.7**	3.9

Notes to the consolidated financial statements (continued)

Year ended 31 March	US$ Million 2006	US$ Million 2005
34 Defined benefit plans (continued)		
The amount included in the balance sheet arising from the entity's obligations in respect of its defined benefit plans is as follows:		
Present value of funded defined benefit obligations	**83.1**	76.7
Fair value of plan assets	**58.2**	54.8
Net liability (asset) arising from defined benefit obligations	**24.9**	21.9
Movements in the present value of the defined benefit obligations were as follows:		
Defined benefit obligation at the beginning of the year	**76.7**	70.1
Current service cost	**2.6**	2.6
Interest cost	**4.2**	4.1
Actuarial losses (gains)	**5.5**	4.1
Benefits paid	**(5.1)**	(4.2)
Foreign exchange adjustments	**(0.8)**	–
Defined benefit obligation at the end of the year	**83.1**	76.7
Movements in the present value of the plan assets were as follows:		
Fair value of plan assets at the beginning of the year	**54.8**	47.4
Expected return on plan assets	**3.8**	3.2
Actuarial gains (losses)	**0.7**	0.2
Contributions from employer	**4.9**	8.2
Benefits paid	**(5.1)**	(4.2)
Foreign exchange adjustments	**(0.9)**	–
Fair value of plan assets at the end of the year	**58.2**	54.8

The actual return on plan assets was US$4.5 million (2005: US$3.4 million).

The analysis of the plan assets at the balance sheet date is as follows:

As at 31 March	Fair Value of Plan Assets 2006 %	2005 %
Equity Securities	**55%**	56%
Debt Securities	**38%**	37%
Real Estate	**6%**	7%
Other	**1%**	0%
Total	**100%**	100%

POST-EMPLOYMENT MEDICAL BENEFITS PLANS

Rinker Materials subsidises post-retirement medical benefits in the United States to certain employees and pensioners on a pay-as-you-go basis. The group's cash contributions for the year ended 31 March 2006 totalled US$0.1 million (2005: US$0.2 million). US$0.1 million was recognised in expense in respect of these plans during fiscal year 2006 (2005: US$0.1 million). Actuarial gains of US$0.6 million (2005: US$0.2 million loss) were recognised directly in the Statement of Recognised Income and Expense. The total deficit of US$1.5 million (2005: US$2.0 million) based on the last actuarial review was recognised in the balance sheet.

Notes to the consolidated financial statements (continued)

As at 31 March	2006	2005
34 Defined benefit plans (continued)		
Weighted average assumptions used to determine benefit obligations:		
Discount rate	**5.6%**	5.8%
Health care cost trend rate assumed for next year	**10.5%**	12.0%
Ultimate trend rate	**5.5%**	5.5%
Year that the rate reaches the ultimate trend rate	**2009**	2009
Measured date	**31-Mar-06**	31-Mar-05
Weighted average assumptions used to determine post-employment medical expense:		
Discount rate	**5.8%**	6.3%
Health care cost trend assumed for the next year	**10.5%**	12.0%
Ultimate trend rate	**5.5%**	5.5%
Year that the rate reaches the ultimate trend rate	**2009**	2009

As at 31 March	US$ Million 2006	US$ Million 2005
Effect of 1% increase in medical trend rate:		
Present value of defined post-retirement benefit obligation	**0.2**	0.3
Sum of service cost plus interest cost	**–**	–
Effect of 1% decrease in medical trend rate		
Present value of defined post-retirement benefit obligation	**(0.2)**	(0.2)
Sum of service cost plus interest cost	**–**	–

MULTI-EMPLOYER PLANS

Rinker group contributes to a number of multi-employer defined benefits plans, under the terms of enterprise bargaining/union agreements. Sufficient information is not available to account for the plans as a defined benefit plans. Contributions to these plans are expensed in the period incurred, and amounted to US$12.3 million during 2006 (2005: US$11.0 million).

DEFINED CONTRIBUTION PLANS

Rinker group contributes to a number of defined contribution plans. Contributions to these plans are expensed in the period incurred, and amounted to US$18.6 million during 2006 (2005: US$16.7 million).

35 Equity accounting information

Name of entity	Principal activity	Country of Incorporation	Ownership Interest % 2006	Ownership Interest % 2005	Carrying Amount US$ Million 2006	Carrying Amount US$ Million 2005
Cement Australia Holdings Pty Limited (a)	cement manufacture	Australia	**25**	25	**108.9**	118.3
Metromix Pty Limited	pre-mixed concrete	Australia	**50**	50	**8.8**	8.6
Penrith Lakes Development Corporation Ltd (b) (c)	aggregates	Australia	**40**	40	**–**	–
Granite Canyon Joint Venture (a)	aggregates	USA	**49**	49	**4.8**	4.5
Other immaterial associates					**2.8**	0.2
Associates (d)					**125.3**	131.6
Cement Australia Partnership (a)	cement distribution	Australia	**25**	25	**5.5**	6.5
Emoleum Partnership (a) (e)	road resurfacing	Australia	**–**	50	**–**	18.5
Other immaterial partnerships					**2.1**	3.0
Partnerships					**7.6**	28.0
Total associate entities					**132.9**	**159.6**

(a) The year end is 31 December.

(b) The year end is 30 June.

(c) The group's share of losses of Penrith Lakes Development Corporation (PLDC) beyond the value of its equity investment were recognised as a reduction of long-term loans advanced to the company, which, in substance, form part of Rinker's investment in PLDC.

(d) Not quoted on stock exchange.

(e) The group's partnership interest in Emoleum was disposed during the year ended 31 March 2006.

Notes to the consolidated financial statements (continued)

35 Equity accounting information (continued)

	US$ Million 2006	US$ Million 2005
Equity accounted amount of investments at the beginning of the financial year	**159.6**	136.8
Share of associate entities' profit before income tax expense	**37.8**	29.9
Share of income tax expense	**(5.2)**	5.2
Dividends and distributions received	**(29.4)**	(15.4)
Recognised against non-current receivables which in substance form part of the net investment in PLDC	**(0.9)**	0.3
Disposal of equity accounted investment	**(21.9)**	-
Capital invested	**2.6**	-
Foreign currency translation and other	**(9.7)**	2.8
Equity accounted amount of investments at the end of the financial year	**132.9**	159.6

One of Rinker's associate companies and that associate company's wholly-owned Australian resident entities have elected to consolidate and be treated as a single entity from 1 June 2003 under the legislation referred to in Note 10. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The financial impact of this election is included in Rinker's aggregate share of profits of associate companies above.

Year ended 31 March	US$ Million 2006	US$ Million 2005
Summarised financial position of associate entities		
Assets		
cash	**8.9**	10.3
other current assets	**225.4**	331.7
property, plant and equipment	**519.7**	591.7
other non-current assets	**319.4**	301.0
Liabilities		
current accounts payable	**(127.8)**	(169.4)
current borrowings and other liabilities	**(57.2)**	(56.0)
non-current liabilities	**(566.0)**	(623.7)
Net assets	**322.4**	385.6
Summarised financial performance of associate entities		
Revenue	**1,252.8**	1,275.9
Net profit	**113.9**	105.1
Balances and transactions with associate entities		
Current loans and receivables	**4.2**	13.0
Non-current loans and receivables	**58.8**	74.6
New loans and receivables	**15.0**	20.3
Loans and receivables repaid	**25.0**	40.4
Current payables	**33.0**	35.0
Purchases of goods and services	**218.8**	200.3
Sale of goods and services	**41.8**	45.1
Dividends and distributions received and receivable	**29.4**	15.4

Notes to the consolidated financial statements (continued)

36 Acquisitions and disposals of controlled entities and businesses

During fiscal year 2006, the Rinker group completed certain acquisitions and disposals that were not individually significant to the company's results of operations and financial position. The fair value of the aggregate net assets acquired/disposed and the aggregate consideration paid/received is presented below.

Value of net assets of controlled entities and businesses acquired (disposed) (a) (b)	Consolidated Acquisitions US$ Million		Consolidated Disposals US$ Million	
	2006	2005	**2006**	2005
Cash	–	0.8	–	–
Receivables	**15.8**	4.4	**12.7**	11.8
Inventories	**5.2**	1.0	**1.3**	23.3
Other current assets	**0.1**	–	–	0.4
Investments	**2.6**	–	**21.9**	–
Property, plant and equipment	**49.4**	20.7	**2.2**	60.5
Intangibles	–	0.6	–	2.0
Other non-current assets	–	–	**1.8**	–
Payables	**(3.6)**	(1.3)	**(12.0)**	(9.6)
Provisions	**(0.3)**	–	**(2.4)**	–
	69.2	26.2	**25.5**	88.4
Goodwill acquired /disposed (c)	**95.1**	13.6	**3.9**	29.8
Divestment expenses	–	–	**1.0**	2.7
Gain (loss) on disposal	–	–	**24.1**	(12.5)
Total cash consideration (d)	**164.3**	39.8	**54.5**	108.4
Cash balances (acquired)	–	(0.8)	–	–
Deferred consideration and other	**(3.5)**	(5.8)	**(0.8)**	(3.6)
Total flow of cash	**160.8**	33.2	**53.7**	104.8

(a) Operating results of the entities acquired (disposed of) are included in the income statement from the date acquired (up to the date disposed). The results since acquisition are not material to the Rinker group's financial results.

(b) Value of assets acquired represents the fair value of the assets and liabilities acquired as measured at the acquisition date. The carrying amount of the net assets acquired was approximately US$62.8 million (2005: US$20.9 million). The difference between the fair value and the carrying amount relates primarily to property, plant and equipment.

(c) Included in goodwill recognised are items that cannot be individually separated and reliably measured due to their nature. These include new customers and synergy benefits.

(d) Total consideration is primarily composed of the acquisition of Keys Concrete on 2 March 2006 and the acquisition of Carder Concrete on 1 October 2005. However, none of the acquisitions during the 12 months ended 31 March 2006 or 2005 is individually material to the results of Rinker group. The initial accounting for the Keys Concrete acquisition including the cost of the combination and designation of the fair values assigned to the assets and liabilities has been determined provisionally, due to the proximity to year end. Any adjustments to these provisional values will be recognised during the financial year ended 31 March 2007.

Notes to the consolidated financial statements (continued)

37 Particulars relating to consolidated entities

PARENT ENTITY
Rinker Group Limited

CONSOLIDATED ENTITIES

	Country of Incorporation	% Rinker Group Ownership 2006	2005
ALC Las Vegas Mining Claims, LLC	USA	**100**	100
American Limestone West, LLC	USA	**100**	100
ARC Management Company, Inc.	USA	**100**	100
ARC Materials Corporation	USA	**100**	100
Ave Maria Rinker Materials, LLC (d)	USA	**51**	–
ACN 065 064 502 Pty Ltd. (a)	Australia	**100**	100
Bettaform Constructions Pty Ltd	Australia	**100**	100
Birchtown Holdings, Inc. (d)	Canada	**100**	–
Broadway & Frame Premix Concrete Pty Ltd	Australia	**100**	100
Excel Concrete (NSW) Pty Ltd	Australia	**100**	100
Excel Concrete Pty Ltd	Australia	**100**	100
FCS Las Vegas Mining Claims, LLC (e)	USA	**–**	100
Florida Crushed Stone Company	USA	**100**	100
Fort Calhoun Stone Company	USA	**100**	100
Guernsey Stone Company	USA	**100**	100
HBM Land, LLC (a)	USA	**100**	100
Hydro Conduit Corporation	USA	**100**	100
Hydro Conduit Management Company, Inc.	USA	**100**	100
Hydro Conduit of Texas, LP	USA	**100**	100
Hydro Investments, Inc.	USA	**100**	100
KMC Las Vegas Mining Claims, LLC (e)	USA	**–**	100
Loven, Inc.	USA	**100**	100
LV Western Mining Claims, LLC	USA	**100**	100
Marana Golf Inc.	USA	**100**	100
Mili, L.L.C.	USA	**100**	100
Minicon Pty Ltd	Australia	**100**	100
New Cambria Group, Inc. (d)	Canada	**100**	–
Northwest Materials Holding Company	USA	**100**	100
Oxi Golf, LLC (b)	USA	**50**	50
Oxi, L.L.C.	USA	**100**	100
Pacific Rock Products Trucking, L.L.C.	USA	**100**	100
Pacific Rock Products, L.L.C.	USA	**100**	100
Port Roseway Marine, Inc. (d)	Canada	**100**	–
Quality Ready Mix, Inc. (b)	USA	**50**	50
Readymix Cement Pty Ltd	Australia	**100**	100
Readymix Emoleum Services Pty Ltd (c)	Australia	**–**	100
Readymix Materials Holdings, LLC (d)	USA	**100**	–
Readymix Properties Pty Ltd	Australia	**100**	100
Readymix Roads Group Pty Ltd (c)	Australia	**–**	100
Rinker Australia Pty Limited (a)	Australia	**100**	100
Rinker Group Share Plan Pty Ltd	Australia	**100**	100
Rinker Jamaica Ltd.	Jamaica	**100**	100
Rinker Materials AM Holdings, LLC (d)	USA	**100**	–
Rinker Materials (Qingdao) Co Ltd	China	**100**	100
Rinker Materials (Tianjin) Co Ltd	China	**100**	100
Rinker Management Company, Inc.	USA	**100**	100
Rinker Materials Caribbean, LLC	USA	**100**	100
Rinker Materials Corporation	USA	**100**	100
Rinker Materials Leasing L.L.C.	USA	**100**	100
Rinker Materials Nevada, Inc.	USA	**100**	100
Rinker Materials of Florida, Inc.	USA	**100**	100
Rinker Materials South Central, Inc.	USA	**100**	100
Rinker Materials Steel Framing, Inc.	USA	**100**	100
Rinker Materials West, LLC	USA	**100**	100
Rinker Materials Western, Inc.	USA	**100**	100
Rinker Modular Systems, LLC	USA	**100**	100
Rinker Offshore Aggregates (Canada) Pty. Ltd (d)	Australia	**100**	–
Rinker Offshore Aggregates (Holdings) Pty. Ltd (d)	Australia	**100**	–
Rinker St. Lucia Ltd.	St Lucia	**100**	100
RMF Las Vegas Mining Claims, LLC (e)	USA	**–**	100
SKCOR, LLC	USA	**100**	100
Solano Concrete Company, Inc.	USA	**100**	100
Steel Construction Systems	USA	**55**	55
Tanner Companies (Yuma) Inc.	USA	**100**	100
Twin Mountain Rock Company	USA	**100**	100
Twin Mountain Rock Venture	USA	**51**	51
United Metro Materials Inc.	USA	**100**	100
Western Equipment Company	USA	**100**	100
Wilson Concrete Company	USA	**100**	100
WPB Las Vegas Mining Claims, LLC (e)	USA	**–**	100

(a) Legal name of controlled entity changed during the year

(b) 50% owned entity controlled as Rinker group exerts management control over entity

(c) Controlled entity disposed during the year

(d) Controlled entity formed during the year

(e) Controlled entity merged into American Limestone West, LLC during the year

Notes to the consolidated financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
38 Contingent liabilities		
Contingent liabilities, capable of estimation, arise in respect of the following categories		
Performance bonds provided to third parties	**87.7**	72.8
Bank guarantees given by Rinker group (a)	**91.0**	74.9
Total contingent liabilities	**178.7**	147.7

(a) Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. The total bank guarantee facility available is US$153.1 million. No specific Rinker group assets are pledged as security for the bank guarantees. The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles. No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial. No payments have been made by the banks under these guarantees in years ended 31 March 2006 or 2005.

Rinker Australia Pty Ltd (formerly Readymix Holdings Pty Ltd) acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers' compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

39 Subsequent events

On 11 May 2006, the directors proposed a capital return of 50 A$ cents per ordinary share (A$2.50 per ADR), or approximately A$455 million (approximately US$341 million assuming a 0.75 exchange rate). The return is subject to receiving a favourable class ruling from the Australian Tax Office confirming that it is a 100% capital return, and majority shareholder approval at the Annual General meeting on 18 July. Additionally, the directors declared a special dividend of 40 A$ cents per ordinary share (A$2.00 per ADR), or approximately A$364 million (approximately US$273 million assuming a 0.75 exchange rate). This special dividend is unfranked and will be paid on 4 July with a record date of 9 June. The entire dividend will be paid from the Rinker group's conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders. The special dividend in respect of ordinary shares for the year ended 31 March 2006 has not been recognised in the financial statements because it was declared after 31 March 2006.

Parent company financial statements and notes thereto

Income statement

Year ended 31 March	Note	US$ Million 2006	US$ Million 2005
Trading revenue – guarantee fees		2.8	3.6
Administration and other operating costs		(12.5)	(11.5)
Other income	2	21.2	–
Other expenses	2	–	(7.6)
Dividend income from controlled entities		200.0	150.0
Profit before finance and income tax expense		211.5	134.5
Interest income	3	26.5	30.8
Profit before income tax expense		238.0	165.3
Income tax expense	4	(12.4)	(3.4)
Net profit attributable to members of Rinker Group Limited		225.6	161.9

Balance sheet

As at 31 March	Note	US$ Million 2006	US$ Million 2005
CURRENT ASSETS			
Cash and cash equivalents	6	210.1	372.6
Receivables	7	4.1	4.8
Current assets		214.2	377.4
NON-CURRENT ASSETS			
Receivables	7	313.6	335.6
Other financial assets	8	1,284.8	1,297.6
Net deferred income tax assets	4	0.8	13.6
Other non-current assets		0.8	1.1
Non-current assets		1,600.0	1,647.9
Total assets		1,814.2	2,025.3
CURRENT LIABILITIES			
Payables	9	4.1	3.1
Income tax liabilities		21.0	6.7
Current liabilities		25.1	9.8
NON-CURRENT LIABILITIES			
Payables	9	164.4	39.0
Provisions	10	1.0	1.1
Non-current liabilities		165.4	40.1
Total liabilities		190.5	49.9
Net assets		1,623.7	1,975.4
EQUITY			
Contributed equity	11	1,138.7	1,475.9
Shares held in trust	12	(44.2)	(21.1
Reserves	12	104.7	127.3
Retained profits	12	424.5	393.3
Total Equity		1,623.7	1,975.4

Notes to the financial statements are annexed.

Parent company financial statements and notes thereto (continued)

Cash flow statement

Year ended 31 March	Note	US$ Million 2006	US$ Million 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		2.8	3.6
Payments to suppliers and employees		(10.6)	(9.5)
Dividends received from controlled entities		200.0	150.0
Interest received		27.1	30.2
Income taxes paid		(39.3)	(51.9)
Net receipt of income taxes under tax funding agreement		53.3	39.4
Net cash from operating activities		233.3	161.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Return of capital from controlled entity		19.9	16.7
Loans and receivables repaid		0.6	0.3
Net cash from investing activities		20.5	17.0
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid		(193.5)	(104.1)
Payments for Rinker Group Limited share buyback		(337.2)	(21.9)
Proceeds from issue of shares		–	0.7
Net financing of controlled entities		154.0	80.4
Payments for shares held in trust		(22.7)	(19.4)
Net cash (used in) financing activities		(399.4)	(64.3)
NET (DECREASE) INCREASE IN CASH HELD		(145.6)	114.5
Cash and cash equivalents at the beginning of the financial year		372.6	242.9
Effects of exchange rate changes		(16.9)	15.2
Cash and cash equivalents at the end of the financial year	6	210.1	372.6
Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities			
Net profit attributable to members of Rinker Group Limited		225.6	161.9
Non cash items:			
Share based payments		0.7	0.5
Foreign exchange (gain) loss		(21.2)	7.6
Decrease (increase) in receivables		0.7	(0.5)
Increase (decrease) in trade creditors		1.2	1.2
Increase (decrease) in other payables		(0.1)	0.9
Net change in tax balances		26.4	(7.8)
Other		–	(2.0)
Net cash from operating activities		233.3	161.8

Non-Cash Financing and Investing Activities

Investment in controlled entities increased by US$7.1 million as a result of equity settled share based payments made on behalf of Rinker Materials Corporation.

Notes to the financial statements are annexed.

Parent company financial statements and notes thereto (continued)

Statement of recognised income and expense

Year ended 31 March	Note	US$ Million 2006	US$ Million 2005
Translation of foreign operations:			
Exchange differences taken to equity	12	(31.8)	19.9
Actuarial gain (loss) on defined benefit plans		–	0.8
Income tax on items taken directly to or transferred from equity		0.5	–
Net (expense) income recognised directly in equity		(31.3)	20.7
Net profit for the period		225.6	161.9
Total recognised income and expense for the period		194.3	182.6
Attributable to:			
Equity attributable to members of Rinker Group Limited		194.3	182.6

Notes to the financial statements are annexed.

Significant accounting policies

BASIS OF ACCOUNTING

This general purpose financial report is prepared in accordance with the requirements of the Corporations Act 2001, Australian Equivalents to International Reporting Standards (A-IFRS), Urgent Issues Group Interpretations, and complies with other requirements of the law and the Listing Rules of the Australian Stock Exchange Limited.

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates, and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The parent company changed its accounting policies on 1 April 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition. The superseded policies were in accordance with Australian Generally Accepted Accounting Principles ('AGAAP'). An explanation of how the transition from superseded policies to A-IFRS has affected the parent company's balance sheet, income statement and cash flows is discussed in Note 1.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 April 2004 (as disclosed in Note 1), the parent company's date of transition, except for the accounting policies in respect of financial instruments. The parent entity has not restated the comparative information for financial instruments including derivatives, as permitted under the first-time adoption transitional provisions.

Compliance with the A-IFRS ensures that the parent entity financial statements and notes comply with International Financial Reporting Standards except for the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

FUNCTIONAL AND PRESENTATION CURRENCY

Results of Rinker Materials' US operations and results of Readymix's Australian operations are recorded in their local currencies, which are deemed to be their functional currency. Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of the overall Rinker group result.

Rinker Group Limited's Australian dollar results are translated to US dollar presentation currency using the principles set out in AASB 121 "The Effects of Changes in Foreign Exchange Rates". Assets and liabilities are translated at the closing rate and income/expense items are translated using an average rate (the closing rate for the month the transactions occurred). All foreign currency translation adjustments are taken directly to the foreign currency translation reserve. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

Significant accounting policies (continued)

FOREIGN CURRENCY TRANSACTIONS

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise.

ROUNDING

Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars. Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

REVENUE RECOGNITION

Guarantee fees are recognised on an accrual basis in accordance with the substance of the relevant agreement. Dividend revenue is recognised on a receivable basis.

Interest income is recognised using the effective interest rate method.

CASH AND CASH EQUIVALENTS

Cash is defined as cash at banks and on hand and cash equivalents with maturities of 90 days or less. Cash equivalents include highly liquid investments which are readily convertible to cash.

RECEIVABLES

Receivables are recorded at amortised cost less impairment, if any. The collectibility of receivables is assessed at balance sheet date and specific allowance is made for any doubtful debts.

INVESTMENTS

Investments in controlled entities are recorded at cost.

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the parent company becomes obliged to make future payments resulting from the purchase of goods and services.

PROVISIONS

Provisions are recognised when the parent company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

IMPAIRMENT OF ASSETS

Assets are reviewed annually to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit and loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

SHARE-BASED PAYMENTS

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a Monte Carlo simulation. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of nontransferability, exercise restrictions, and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

When the expense is recorded, a corresponding increase in equity is also recorded. In order to settle share-based payment plans, shares are purchased and included in an employee trust. The shares purchased are recorded as a reduction in equity.

Significant accounting policies (continued)

TAX EFFECT ACCOUNTING

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused losses can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the parent company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Current and deferred tax is recognised as an expense or income in the income statement. When deferred tax items are credited or debited directly to equity, the deferred tax is also recognised directly in equity. When deferred tax arises from the initial accounting for a business combination, it is taken into account in the determination of goodwill.

No provision for withholding tax has been made on undistributed earnings of overseas subsidiaries where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas subsidiary is domiciled and the tax laws of Australia.

TAX CONSOLIDATION

The parent entity and its Australian wholly-owned entities are part of a tax-consolidated group under Australian taxation law. The head entity within the tax consolidation group for the purposes of the tax consolidation system is Rinker Group Limited.

GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of the expense item as applicable; or
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

AASB ACCOUNTING STANDARDS NOT YET EFFECTIVE

The Australian Accounting Standards Board (AASB) and Urgent Issues Group (UIG) issued additional standards and interpretations which are effective for periods commencing after the date of these financial statements. The following standards and interpretations have not yet been adopted by the parent company.

- AASB 7 "Financial Instruments: Disclosures" – applicable to annual reporting periods beginning on or after 1 January 2007
- UIG 4 "Determining Whether an Arrangement Contains a Lease" – applicable to annual reporting periods beginning on or after 1 January 2006
- UIG 9 "Reassessment of Embedded Derivatives" – applicable to annual reporting periods beginning on or after 1 June 2006

The parent company does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of AASB 7, the parent company will be required to disclose additional information about financial instruments, including greater detail as to its risk disclosure. There will be no effect on reported earnings or net assets.

Notes to the financial statements

1 Impacts of the adoption of A-IFRS

The company changed its accounting policies on 1 April 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standards AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 April 2004 as the date of transition.

An explanation of how the transition from superseded policies to A-IFRS has affected the company and consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of net profit after tax attributable to members of Rinker Group Limited under previous AGAAP to that under A-IFRS

(US$ Millions)	Note	12 Months ended 31 March 2005
Prior year net profit after tax as previously reported		**161.7**
Expensing share-based payments, net of tax	b	0.3
Tax expense relating to changes in deferred tax accounts	c	(0.1)
Total net profit after tax under A-IFRS		**161.9**

Reconciliation of total equity as presented under previous AGAAP to that under A-IFRS

(US$ Millions) As at	Note	1 April 2004	31 March 2005
Total equity under previous AGAAP		**1,936.4**	**1,991.2**
Changes in retained earnings, net of tax			
Recognition of defined benefit obligations, net surplus	a	0.1	0.1
Expensing share-based payments	b	0.1	0.2
Other changes in equity and reserves, net of tax			
Recognition of actuarial gain/loss on defined benefit obligations	a	–	0.6
Reserve arriving from recognising share-based payments	b	0.2	4.4
Reclassification of cost of shares held in trust to equity	b	(1.2)	(21.1)
Total equity under A-IFRS		**1,935.6**	**1,975.4**

Effect of A-IFRS on the Cash Flow Statement for the financial year ended 31 March 2005
The adoption of A-IFRS has not resulted in any material adjustments to the Cash Flow Statement for the financial year ended 31 March 2005 other than the reclassification of payments for shares purchased for long-term employee incentive plans for a cost of US$19.4 million from net cash from operating activities to cash flows from financing activities.

Notes to the reconciliations of income and equity

a Employee benefits
Under superseded AGAAP, contributions to defined benefit plans were expensed when paid, and no assets or liabilities were recognised in relation to defined benefit plans.

Under A-IFRS, an entity is required to recognise the net surplus or deficit of each defined benefit plan, and annually remeasure the surplus/deficit based on actuarial valuation. The annual expense is based on an actuarial estimate of the funding cost of members' benefits. Actuarial gains or losses arising from changes in discount rates, market investment performance, or other actuarial assumptions are recorded directly against retained earnings.

The opening retained earnings adjustment reflects the net effect of the recognition of the surplus at the date of transition. The impact on retained earnings for the financial year ended 31 March 2005 reflects the gain arising from changes in discount rates, market investment performance, or other actuarial assumptions.

b Share-based payment
Under the superseded AGAAP, Rinker Group Limited recognised an expense in respect of the cash paid for shares acquired to settle obligation under share-based incentive plans. The cost of the shares purchased in conjunction with these plans was recognised as a deferred cost and amortised over the vesting period.

Under A-IFRS, compensation expense related to share-based payments is recognised over the vesting period based on the fair value of the equity instrument at grant date. The compensation expense is included in employee benefits expense with a corresponding increase in the equity-based compensation reserve. Shares purchased in the name of employees and held in trust are accounted for as a reduction of equity ('shares held in trust').

Notes to the financial statements (continued)

The income statement adjustments for the financial year ended 31 March 2005 reflect the recognition of share-based payments expense and the reversal of expense recognised under AGAAP. Adjustments to equity during the financial year ended 31 March 2005 reflect the increase in reserves corresponding with the share-based payment expense and the reallocation of shares held in trust from deferred costs to equity.

c Income taxes
Under superseded AGAAP, income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method. This method requires recording all temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases. This resulted in the recognition of additional deferred tax liabilities not previously recognised under AGAAP.

2 Other income and expenses

Year ended 31 March	US$ Million 2006	US$ Million 2005
OTHER INCOME		
Foreign exchange gains	**21.2**	–
Total other income	**21.2**	–
EXPENSES		
Foreign exchange losses	–	7.6
Total other expenses	–	7.6

3 Interest income

Short-term interest income from		
– wholly-owned group	**15.2**	15.2
– other	**11.3**	15.6
Total interest income	**26.5**	30.8

4 Income tax

INCOME TAX EXPENSE
Reconciliation of income tax expense charged to the income statement with income tax calculated on profit before income tax expense

Profit before income tax expense	**238.0**	165.3
Income tax expense calculated at 30%	**71.4**	49.6
Increase (decrease) in income tax expense due to		
Income tax (over) under provided in previous years	–	(1.9)
Non assessable foreign income	**(60.0)**	(45.0)
Non-tax deductible other expenditure	**1.0**	0.7
Total income tax expense on profit from ordinary activities	**12.4**	3.4
TOTAL INCOME TAX EXPENSE COMPRISES		
– current income tax expense	**0.2**	4.3
– additions to (deductions from) provision for deferred income tax liability	**(0.2)**	0.9
– deductions from (additions to) deferred income tax assets	**12.4**	(1.8)
Total income tax expense on profit from ordinary activities	**12.4**	3.4

Tax consolidation
Rinker Group Limited and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 12 April 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Rinker Group Limited. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences for the entities within the tax-consolidated group using the 'stand alone taxpayer' basis. Current tax liabilities and assets of the entities within the tax-consolidated group are recognised by the head entity in the tax-consolidated group (Rinker Group Limited).

Notes to the financial statements (continued)

4 Income tax (continued)

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement each of the entities in the tax-consolidated group has agreed to pay to or receive from the head entity its current tax liability or tax asset. Such amounts are recorded in the balance sheet of the head entity in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax sharing agreement provides for the allocation of income tax liabilities between the members of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

Year ended 31 March	US$ Million 2006	US$ Million 2005
The components of income tax expense consist of the following:		
– Current	0.2	4.3
– Deferred	12.2	(0.9)
Total income tax expense	**12.4**	3.4

US$ Million As at and year ended	Balance Sheet 2006	Balance Sheet 2005	Income Statement 2006	Income Statement 2005	Equity 2006	Equity 2005
Deferred income tax as at 31 March relates to the following:						
Deferred income tax assets:						
Provisions and payables	0.6	0.9	–	–	–	–
Unrealised foreign exchange	–	12.1	11.8	(2.3)	–	–
Other	0.8	1.8	0.6	0.5	–	–
Total deferred income tax assets	**1.4**	14.8	**12.4**	(1.8)	–	–
Deferred income tax liabilities:						
Defined benefit superannuation	0.2	0.3	–	–	–	–
Accrued interest income	0.3	0.5	(0.2)	0.5	–	–
Other	0.1	0.4	–	0.4	0.2	(0.2)
Total deferred income tax liabilities	**0.6**	1.2	**(0.2)**	0.9	**0.2**	(0.2)
Net deferred income tax asset recognised	**0.8**	13.6	–	–	–	–
Deferred tax expense (income)	–	–	**12.2**	(0.9)	–	–

There are no unrecognised tax losses or deferred tax assets relating to temporary differences.

5 Dividends

Information on dividends paid by Rinker Group Limited is set out in Note 9 to the consolidated financial statements.

6 Cash and cash equivalents

As at 31 March	US$ Million 2006	US$ Million 2005
Cash at banks and on hand	0.8	1.1
Short-term deposits	209.3	371.5
Cash and cash equivalents	**210.1**	372.6

Notes to the financial statements (continued)

As at 31 March	US$ Million 2006	US$ Million 2005
7 Receivables		
CURRENT		
Amounts owing by controlled entities	3.2	3.2
Other loans and receivables	0.9	1.6
Total current receivables	4.1	4.8
NON-CURRENT		
Other loans and receivables	1.2	1.9
Amounts owing by controlled entities (a)	312.4	333.7
Total non-current receivables	313.6	335.6

(a) Includes borrowing receivables of US$300.0 million at an average interest rate of 5% (2005: 5%)

8 Other financial assets

Investment in controlled entities at cost	1,284.8	1,297.6
Total other financial assets	1,284.8	1,297.6

9 Payables

CURRENT		
Other payables	4.1	3.1
Total current payables	4.1	3.1
NON-CURRENT		
Amounts owing to controlled entities	163.6	37.9
Other payables	0.3	0.5
Other loans	0.5	0.6
Total non-current payables	164.4	39.0

10 Provisions

NON-CURRENT		
Directors' retirement allowance (a)	1.0	1.1
Total non-current provisions	1.0	1.1

(a) Movement during the year relates to foreign exchange translation

	Ordinary Shares Fully Paid (a)	Share Capital US$ Million
11 Contributed equity		
Particulars of shares issued during the year by Rinker Group Limited		
On issue 31 March 2005	941,232,368	1,475.9
Share buyback (b)	(31,116,149)	(337.2)
Total movements during the year	(31,116,149)	(337.2)
On issue 31 March 2006	**910,116,219**	**1,138.7**

(a) *Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.*

(b) On 12 May 2005, Rinker announced that a 12 month on-market share buyback of up to 10 per cent of its ordinary shares would commence. 31,116,149 shares were repurchased under the on-market buyback during the year to 31 March 2006, of which 26,203,893 related to the buyback announced 12 May 2005 and the remainder related to a previous buyback program ended 26 May 2005. Shares repurchased were cancelled immediately on receipt. During the year ended 31 March 2005, 4,000,028 shares were repurchased under the previous buyback program.

(c) Information on employee share plans is included in Note 23 of the consolidated financial statements.

Notes to the financial statements (continued)

Year ended 31 March	US$ Million 2006	US$ Million 2005
12 Reconciliation of changes in shareholders' equity		
SHARES HELD IN TRUST		
Balance at the beginning of the financial year	(21.1)	(1.2)
Shares purchased and held in trust	(23.1)	(19.9)
Balance at the end of the financial year	(44.2)	(21.1)
FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	113.0	93.1
Exchange differences relating to overseas net assets net gain/(loss) on translation	(31.8)	19.9
Balance at the end of the financial year	81.2	113.0
EQUITY BASED COMPENSATION RESERVE		
Balance at the beginning of the financial year	4.4	0.2
Compensation on share-based transactions	8.7	4.0
Tax impact of equity based compensation	0.5	0.2
Balance at the end of the financial year	13.6	4.4
CAPITAL RESERVES		
Balance at the beginning of the financial year	9.9	9.9
Balance at the end of the financial year	9.9	9.9
RETAINED PROFITS		
Balance at the beginning of the financial year	393.3	336.4
Actuarial gain/(loss) on employee benefits	–	0.8
Tax impact of employee benefits	–	(0.2)
Net profit attributable to members of Rinker Group Limited	225.6	161.9
Total available for appropriation	618.9	498.9
Dividends	(194.4)	(105.6)
Balance at the end of the financial year	424.5	393.3
Total shareholders' equity attributable to members of Rinker Group Limited (Note 11 & 12)	1,623.7	1,975.4

13 Contingent liabilities

Contingent liabilities, capable of estimation, arise in respect of the following categories		
Guarantees given by the parent company in respect of amounts borrowed by		
– Rinker Materials Corporation	634.9	848.2
– Rinker Materials (Tianjin) Co Ltd	9.3	9.3
Total contingent liabilities	644.2	857.5

The parent company has also guaranteed interest rate swaps with a notional value of US$250 million to which a controlled entity is a party.

Notes to the financial statements (continued)

Year ended 31 March	US$ Thousand 2006	US$ Thousand 2005
14 Auditors' remuneration		
Auditing and reviewing the financial report of the parent entity		
Auditor of parent entity – Deloitte Touche Tohmatsu in Australia	427	421
Deloitte Touche Tohmatsu outside of Australia	35	66
	462	487
Audit related services		
– Deloitte Touche Tohmatsu in Australia	–	–
– Deloitte Touche Tohmatsu outside of Australia	–	4
	–	4
Other Services (1):		
– Deloitte Touche Tohmatsu in Australia	184	
– Deloitte Touche Tohmatsu outside of Australia	79	–
	263	–
Total auditors' remuneration	725	491

(1) Other fees relate to acquisition due diligence work and scrutineering.

15 Key management personnel

Information on compensation for Key Management Personnel is included in Note 26 of the consolidated financial statements.

16 Particulars relating to controlled entities

Information on controlled entities is included in Note 37 of the consolidated financial statements.

17 Related party information

TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP

During the year the parent company advanced and repaid loans, sold and purchased goods and services, and provided accounting and administrative assistance to its wholly-owned controlled entities on commercial terms and conditions.

The parent company has recognised tax payable for all Australian wholly-owned group companies as a result of the election to be treated as a consolidated group for income tax purposes. The members of the tax consolidation group have entered into a Tax Sharing Deed with the parent company. The parent entity is entitled to recover from each group member the amount of tax expense that would have been assessed on that group member had it been a stand-alone entity.

Other than as described above, no material amounts were receivable from, or payable to, related parties as at 31 March 2006, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

Information on Directors and Director Related Entities and transactions with Directors and Director Related Entities is set out in Note 33 to the consolidated financial statements.

18 Superannuation commitments

Rinker Group Limited participates in a number of superannuation funds in Australia. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death.

Information on superannuation commitments of the parent entity is set out in Note 34 to the consolidated financial statements.

19 Impairment testing

Information on impairment testing is included in Note 31 of the consolidated financial statements. There were no impairments recorded in the parent entity during the financial year.

20 Subsequent events

Information on subsequent events is included in Note 39 of the consolidated financial statements.

Directors' declaration

ABN: 53 003 433 118

Declaration by directors on the financial statements and notes thereto set out on pages 1 to 59.

The directors declare that:

(a) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in our opinion the financial statements and notes thereto are in accordance with the Corporations Act 2001 (the 'Act') including:

(i) section 296 of the Act (compliance with accounting standards); and

(ii) section 297 of the Act (true and fair view); and

(c) the directors have been given the declarations required by section 295A of the Act.

Signed in accordance with a resolution of the directors made pursuant to section 295(5) of the Act.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

Sydney, 11 May 2006

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Rinker Group Limited (the company) and the consolidated entity, for the financial year ended 31 March 2006 as set out on page 1 to 60. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Deloitte.

AUDIT OPINION

In our opinion, the financial report of Rinker Group Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 31 March 2006 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G. Couttas

G Couttas
Partner

Chartered Accountants

Sydney, 11 May 2006

Additional unaudited financial information

Reconciliation of management measures

The following management measures, used elsewhere in this document, are not defined under Australian Equivalents to International Financial Reporting Standards (A-IFRS). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to A-IFRS measures. Reconciliations of these measures to the nearest A-IFRS measures are presented below. Measures are based on unrounded numbers.

A-IFRS was adopted as of 1 April 2004. Results prior to 1 April 2004 have been adjusted on a pro forma basis to enhance comparability. The pro forma adjustments are primarily the cessation of goodwill amortisation.

1 Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

As at and year ended 31 March	**US$ Million 2006**	US$ Million 2005
Net profit attributable to members of Rinker Group Limited	**740.2**	493.2
Equity attributable to members of Rinker Group Limited	**2,678.2**	2,543.8
ROE	**27.6%**	19.4%

2 Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

US$ Million Year ended 31 March	EBIT **2006**	Funds Employed **2006**	ROFE **2006**	EBIT 2005	Funds Employed 2005	ROFE 2005
Aggregates	**262.5**	**837.1**	**31.4%**	195.4	779.7	25.1%
Cement	**142.4**	**347.5**	**41.0%**	117.7	327.8	35.9%
Concrete, block, asphalt	**374.4**	**885.4**	**42.3%**	212.4	676.0	31.4%
Concrete pipe, products	**133.3**	**312.5**	**42.6%**	89.5	339.2	26.4%
Other	**66.4**	**35.6**	**n.a.**	24.6	5.0	n.a
Total Rinker Materials	**979.0**	**2,418.1**	**40.5%**	639.6	2,127.7	30.1%
Readymix (US$)	**179.1**	**634.5**	**28.2%**	146.9	705.6	20.8%
Readymix (A$)	***236.7***	***886.8***	***26.7%***	*199.7*	*914.9*	*21.8%*
Corporate	**(12.5)**	**(4.1)**	**n.a.**	(11.4)	4.9	n.a
Consolidated Rinker group	**1,145.6**	**3,048.5**	**37.6%**	775.1	2,838.2	27.3%

3 Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash assets.

As at 31 March	**US$ Million 2006**	US$ Million 2005
Current borrowings	**5.4**	257.1
Non-current borrowings	**645.2**	610.9
Less: cash assets	**(289.1)**	(588.2)
Net Debt	**361.5**	279.8

4 Reconciliation of Net Debt to EBITDA

Net Debt to EBITDA represents Net Debt divided by EBITDA.

As at and year ended 31 March	**US$ Million 2006**	US$ Million 2005
Net Debt	**361.5**	279.8
EBITDA (for last 12 months)	**1,354.5**	970.1
Net Debt to EBITDA (times)	**0.27**	0.29

Additional unaudited financial information (continued)

5 Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

Year ended 31 March	US$ Million 2006	US$ Million 2005
Interest expense	**36.5**	46.0
Interest income	**(21.7)**	(22.2)
Net Interest Expense	**14.8**	23.8
EBIT (for last 12 months)	**1,145.6**	775.1
EBIT Interest Cover (times)	**77.5**	32.5

6 Reconciliation of Gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

As at 31 March	US$ Million 2006	US$ Million 2005
Net Debt	**361.5**	279.8
Equity	**2,687.3**	2,551.1
Gearing/leverage (Net Debt/Equity)	**13.5%**	11.0%
Gearing/leverage (Net Debt/Net Debt plus Equity)	**11.9%**	9.9%

7 Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

Year ended 31 March	US$ Million 2006	US$ Million 2005
Profit before finance and income tax expense	**1,145.6**	775.1
Depreciation and amortisation	**208.9**	195.0
Net income tax paid	**(360.8)**	(231.1)
Change in working capital	**(74.4)**	(86.9)
(Profit) loss on asset sales	**(58.9)**	3.2
Interest received	**22.4**	20.8
Other	**59.6**	2.7
Net cash from operating activities	**942.4**	678.8
Operating capital expenditure	**(197.9)**	(193.3)
Interest paid	**(43.2)**	(49.2)
Payments for shares held in trust	**(22.7)**	(19.4)
Free Cash Flow	**678.6**	416.9
Operating capital expenditure	**(197.9)**	(193.3)
Development capital expenditure	**(185.8)**	(87.8)
Total purchase of property, plant and equipment	**(383.7)**	(281.1)
Purchase of businesses	**(160.8)**	(33.2)
Total capital expenditure	**(544.5)**	(314.3)

Additional unaudited financial information (continued)

8 Reconciliation of EBITDA

EBIT represents profit before finance and tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

Year ended 31 March	US$ Million 2006	US$ Million 2005
SEGMENT EBIT		
Aggregates	**262.5**	195.4
Cement	**142.4**	117.7
Concrete, block, asphalt	**374.4**	212.4
Concrete pipe and products	**133.3**	89.5
Other	**66.4**	24.6
Rinker Materials	***979.0***	*639.6*
Readymix (US$)	**179.1**	146.9
Readymix (A$)	***236.7***	*199.7*
Corporate	**(12.5)**	(11.4)
Consolidated Rinker group	**1,145.6**	775.1
SEGMENT DA		
Aggregates	**62.2**	52.8
Cement	**14.0**	13.4
Concrete, block, asphalt	**52.5**	45.4
Concrete pipe and products	**24.8**	24.8
Other	**5.7**	11.5
Rinker Materials	**159.2**	147.9
Readymix (US$)	**49.7**	47.1
Readymix (A$)	***66.3***	*63.7*
Consolidated Rinker group	**208.9**	195.0
SEGMENT EBITDA		
Aggregates	**324.7**	248.2
Cement	**156.4**	131.1
Concrete, block, asphalt	**426.9**	257.8
Concrete pipe and products	**158.1**	114.3
Other	**72.1**	36.1
Rinker Materials	**1,138.2**	787.5
Readymix (US$)	**228.8**	194.0
Readymix (A$)	***303.0***	*263.4*
Corporate	**(12.5)**	(11.4)
Consolidated Rinker group	**1,354.5**	970.1

Contact details and shareholder information

Rinker Group Limited
ABN 53 003 433 118

Level 8, Tower B
799 Pacific Highway
Chatswood NSW 2067
Australia

PO Box 5697
West Chatswood NSW 1515
Australia

Telephone (02) 9412 6600
International +61 2 9412 6600
Facsimile (02) 9412 6601
International +61 2 9412 6601
www.rinker.com

Share registry enquiries
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

GPO Box 7045
Sydney NSW 2001
Australia

Telephone 1800 030 202
International +61 3 9415 4086
Facsimile (02) 8234 5050
International +61 2 8234 5050
Email web.queries@computershare.com.au

Investor and analyst enquiries
Manager Investor Services
Corporate Affairs and Investor Relations
Telephone (02) 9412 6608
International +61 2 9412 6608
Facsimile (02) 9412 6611
International +61 2 9412 6611
Email investorrelations@rinker.com.au
www.rinker.com

American Depositary Receipts
JPMorgan Service Center
PO Box 3408
South Hackensack, NJ 07606-3408
USA

Telephone 1 800 990 1135
(US domestic toll free)
International +1 201 680 6630
Email adr@jpmorgan.com
www.adr.com